2023 PROXY STATEMENT

June 14, 2023
8 a.m. Central Time
Virtual Annual Meeting of Shareholders

Notice of Annual Meeting





CATERPILLAR®

"Caterpillar's Values in Action guide our business conduct with our customers, partners and one another as we fulfill our purpose of helping our customers build a better, more sustainable world."

D. James Umpleby III
Chairman and Chief Executive Officer

OUR VALUES IN ACTION

Integrity
The Power of Honesty

Excellence
The Power of Quality

Teamwork
The Power of Working Together

Commitment
The Power of Responsibility

Sustainability
The Power of Endurance

TABLE OF CONTENTS

We are sending you these proxy materials in connection with Caterpillar's solicitation of proxies, on behalf of its board of directors, for the 2023 Annual Meeting of Shareholders (Annual Meeting). Distribution of these materials is scheduled to begin on May 5, 2023. Please submit your vote or proxy by telephone, mobile device, internet or, if you received your materials by mail, you can complete and return your proxy or voting instruction form by mail.



CATERPILLAR®

DEAR FELLOW SHAREHOLDERS,



D. JAMES UMPLEBY III
Chairman and Chief Executive Officer

"OUR VALUES IN ACTION – INTEGRITY, EXCELLENCE, TEAMWORK, COMMITMENT AND SUSTAINABILITY – ARE THE FOUNDATION OF OUR STRATEGY FOR LONG-TERM PROFITABLE GROWTH. THEY ALIGN OUR FOCUS ON WINNING THE RIGHT WAY AND UPHOLDING OUR SHARED COMMITMENT TO THE HIGHEST ETHICAL STANDARDS."

On behalf of the board of directors and our entire company, I cordially invite you to attend the Annual Meeting of Shareholders on June 14, 2023, at 8 a.m. Central Time. This year's meeting will be held virtually.

In addition to an update on the company's performance, we ask for your vote on several items related to our business. Please refer to page 90 for information on participating in this year's shareholder meeting.

Please review this proxy statement to learn more about your board of directors, our governance practices, compensation programs and philosophy, and other key items. Your vote is important. We encourage you to vote your shares by virtually attending the annual meeting, by voting online separately, via your mobile phone, by telephone, or by mail.

I would like to recognize Ed Rust, who has served as a director since 2003. The board of directors extends our sincere appreciation for his many years of dedicated service to our company.

We also welcome our newest board members, Judy Marks, Chair, CEO and President of Otis Worldwide Corporation, and Jim Fish, Jr., President and CEO of Waste Management. They joined the board March 1, 2023.

Thank you for your ongoing investment and support of Caterpillar as we continue to execute our enterprise strategy for long-term profitable growth and create shareholder value.

Sincerely,

Jim

D. James Umpleby III
Chairman and Chief Executive Officer

PROXY SUMMARY

This summary does not contain all of the information you should consider when casting your vote. You should read the complete proxy statement before voting.

ANNUAL MEETING OF SHAREHOLDERS



TIME & DATE
8 a.m. Central Time
June 14, 2023



PLACE
Virtual Meeting
www.meetnow.global/MCP5W5Q



RECORD DATE
The close of business
on April 17, 2023



ADMISSION
To attend and to register for the Virtual Meeting, please follow instructions on page 90

SHAREHOLDER VOTING MATTERS

Proposal	Board's Voting Recommendation	Page Reference
1 Election of 11 Directors Named in this Proxy Statement	**FOR Each Nominee**	**10**
2 Ratification of our Independent Registered Public Accounting Firm	**FOR**	**36**
3 Advisory Vote to Approve Executive Compensation	**FOR**	**39**
4 Advisory Vote on the Frequency of Executive Compensation Votes	**ONE YEAR**	**40**
5 Approval of Caterpillar Inc. 2023 Long-Term Incentive Plan	**FOR**	**68**
6 Shareholder Proposal - Report on Corporate Climate Lobbying in Line with Paris Agreement	**AGAINST**	**75**
7 Shareholder Proposal - Lobbying Disclosure	**AGAINST**	**78**
8 Shareholder Proposal - Report on Activities in Conflict-Affected Areas	**AGAINST**	**81**
9 Shareholder Proposal - Civil Rights, Non-Discrimination and Returns to Merit Audit	**AGAINST**	**84**

OUR DIRECTOR NOMINEES

Nominee and Principal Occupation	Independent	Age	Director Since	Other Public Company Boards	AC	CHRC	SPPC	NGC	EC
Kelly A. Ayotte *Former U.S. Senator representing New Hampshire*	Yes	54	2017	Blackstone Inc. Boston Properties, Inc. News Corporation			Chair	Member	Member
David L. Calhoun *President and CEO of The Boeing Company*	Yes	65	2011	The Boeing Company			Member	Member	
Daniel M. Dickinson *Managing Partner of HCI Equity Partners*	Yes	61	2006	None	Chair	Member			Member
James C. Fish, Jr. *President and CEO of Waste Management, Inc.*	Yes	60	2023	Waste Management, Inc.	Member		Member		
Gerald Johnson *Executive Vice President, Global Manufacturing and Sustainability of General Motors Company*	Yes	60	2021	None		Member	Member		
David W. MacLennan *Executive Chair of the Board of Cargill, Inc.*	Yes	63	2021	Ecolab Inc.	Member		Member		
Judith F. Marks *Chair, CEO and President of Otis Worldwide Corporation*	Yes	59	2023	Otis Worldwide Corporation	Member	Member			
Debra L. Reed-Klages *Presiding Director of Caterpillar Inc. Former Chairman and CEO of Sempra Energy*	Yes	66	2015	Chevron Corporation Lockheed Martin Corporation				Chair	Chair
Susan C. Schwab *Professor Emerita at the University of Maryland School of Public Policy and Strategic Advisor for Mayer Brown LLP; former United States Trade Representative*	Yes	68	2009	FedEx Corporation Marriott International, Inc.			Member	Member	
D. James Umpleby III *Chairman and CEO of Caterpillar Inc.*	No	65	2017	Chevron Corporation					
Rayford Wilkins, Jr. *Former CEO of Diversified Businesses at AT&T Inc.*	Yes	71	2017	Morgan Stanley Valero Energy Corporation	Member	Chair			Member

Chair   Member

AC: Audit Committee

CHRC: Compensation and Human Resources Committee

SPPC: Sustainability and other Public Policy Committee

NGC: Nominating and Governance Committee

EC: Executive Committee

GOVERNANCE HIGHLIGHTS

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens board and management accountability, and builds trust in the Company and its brand. Our governance framework includes, but is not limited to, the following highlights:

Board and Governance Information*		Board and Governance Information	
Size of the Board	11	Code of Conduct for Directors, Officers and Employees	Yes
Number of Independent Directors	10	Supermajority Voting Threshold for Mergers	No
Average Age of Directors	63	Proxy Access	Yes
Average Director Tenure (in years)	6.6	Shareholder Action by Written Consent	No
Annual Election of Directors	Yes	Shareholder Ability to Call Special Meetings	Yes
Mandatory Retirement Age	74	Poison Pill	No
Women	36%	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Ethnic/Racial Diversity	18%	Anti-Hedging and Pledging Policies	Yes
Majority Voting in Director Elections	Yes	Clawback Policy	Yes
Independent Presiding Director	Yes		

* The information in this table reflects only the director nominees standing for re-election.

2022 PERFORMANCE HIGHLIGHTS

OPERATING PROFIT MARGIN	PROFIT PER SHARE	OPERATING CASH FLOW	STRONG BALANCE SHEET
13.3%	**$12.64**	**$7.8** billion	**$6.7** billion
Delivered operating profit margin of 13.3% and adjusted operating profit margin[1] of 15.4%.	Profit per share was $12.64 in 2022, compared with $11.83 in 2021. Adjusted profit per share[2] was $13.84 in 2022, compared with $10.81 in 2021.	ME&T free cash flow[3] was $5.8 billion in 2022, which was in line with the Company's full-year target of $4 billion to $8 billion annually. We continue to expect to return substantially all ME&T free cash flow[3] to shareholders over time.	Returned $6.7 billion to shareholders through share repurchases and dividends. The enterprise cash balance at the end of 2022 was $7.0 billion.

(1) Adjusted operating profit margin is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.

(2) Adjusted Profit Per Share is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.

(3) ME&T free cash flow is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.



5205 N. O'Connor Boulevard, Suite 100
Irving, TX 75039
Phone (972) 891-7700
www.caterpillar.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The board of directors, after careful consideration, has decided to hold this year's Annual Meeting exclusively online. If you plan to participate in the virtual meeting, please see the information below as well as the attendance and registration instructions on page 90. There will be no physical location for the Annual Meeting this year.

MEETING INFORMATION

JUNE 14, 2023

8 a.m. Central Time

Website: www.meetnow.global/MCP5W5Q

MEETING AGENDA

1. **Elect** 11 director nominees named in this Proxy Statement
2. **Ratify** our independent registered public accounting firm for 2023
3. **Approve**, by non-binding vote, executive compensation
4. **Approve**, by non-binding vote, the frequency of executive compensation votes
5. **Approval** of Caterpillar Inc. 2023 Long-Term Incentive Plan
6. **Vote** on shareholder proposals
7. **Address any other business** that properly comes before the meeting

RECORD DATE

April 17, 2023

By Order of the Board of Directors

Nicole M. Puza

Nicole M. Puza
Corporate Secretary
May 5, 2023

PLEASE VOTE YOUR SHARES:

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:

			
BY INTERNET vote online at *www.caterpillar.com/proxymaterials*	**BY MOBILE DEVICE** scan this QR code to vote with your mobile device	**BY TELEPHONE** call the number included on your proxy card or notice	**BY MAIL** mail your signed proxy or voting instruction form

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder meeting to be held on June 14, 2023.

This Notice of Annual Meeting and Proxy Statement and the 2022 Annual Report on Form 10-K are available at *www.investorvote.com/CAT*.

DIRECTORS & GOVERNANCE

PROPOSAL 1 – ELECTION OF DIRECTORS

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to elect the 11 director nominees named in this Proxy Statement for a one-year term.

Board Voting Recommendation:

✓ **FOR** the election of each of the board's director nominees.

OVERVIEW OF OUR DIRECTOR NOMINEES

GENDER AND DIVERSITY



WOMEN

DIVERSITY*

* In addition to gender, which is identified separately in the graphic, diversity is the representation of the director nominees' current percentage of racial/ethnic diversity.

DIRECTOR AGE



66+ YEARS

50-60 YEARS

61-65 YEARS

82% of director nominees are seven or more years from mandatory retirement age of 74.

TENURE OF DIRECTOR NOMINEES



10+ YEARS

0-5 YEARS

6-9 YEARS

BOARD ATTENDANCE - 2022

	NUMBER OF MEETINGS HELD	AYOTTE	CALHOUN	DICKINSON	JOHNSON	MACLENNAN	REED-KLAGES	RUST	SCHWAB	UMPLEBY	WILKINS
Board	6	6	6	6	6	6	6	6	6	6	6
Audit	10			10	10			10			5[1]
Compensation and Human Resources	5			3[1]	3[1]		2[2]	3[1]			5
Public Policy and Governance [3]	3	3	3		3			3	3		
Sustainability and other Public Policy [3]	3	3	3		3	3			3		
Nominating and Governance [3]	3	3	3				3		3		
Executive [3]	1	1		1			1				1

100%
Attendance
for incumbent directors for 2022

(1) Mr. Dickinson, Mr. Johnson and Mr. Rust were appointed to the Compensation and Human Resources Committee on June 8, 2022, and attended all of the Compensation and Human Resources Committee meetings held thereafter; Mr. Wilkins was appointed to the Audit Committee on June 8, 2022, and attended all of the Audit Committee meetings held thereafter.

(2) Ms. Reed-Klages left the CHRC committee on June 8, 2022, when she assumed the Presiding Director role.

(3) Beginning June 2022, a new Executive Committee was established, and the Public Policy and Governance Committee was restructured to form the Sustainability and other Public Policy Committee and the Nominating and Governance Committee. Each director attended all of the meetings of their respective committees and of the board held in 2022.

The board's policy is to encourage and expect that all directors attend each Annual Meeting of Shareholders. All then-serving directors attended the 2022 Annual Meeting. The independent directors generally meet in an executive session as part of each regularly scheduled board meeting. The board's independent Presiding Director presided over the board's executive sessions in 2022.

BOARD EVOLUTION SINCE 2016

- Seven new directors elected
- Rotation of board committee chairs
- Restructured committees by creating the Sustainability and other Public Policy Committee and the Nominating and Governance Committee
- Presiding Director rotation
- Expanded qualifications and diversity represented on board

DIVERSITY OF SKILLS AND EXPERTISE

The following skills matrix displays the most significant skills and qualifications that each director nominee possesses. The board does not assign a specific weight to any particular skill. Rather, the NGC regularly reviews the composition of the board as a whole to ensure that the board maintains a balance of knowledge and experience and to assess the skills and characteristics that the board may find valuable in the future in light of strategic plans and operating requirements of the Company and the best interests of shareholders.

SUMMARY OF INDIVIDUAL DIRECTOR NOMINEE SKILLS, CORE COMPETENCIES AND ATTRIBUTES

	AYOTTE	CALHOUN	DICKINSON	FISH	JOHNSON	MACLENNAN	MARKS	REED-KLAGES	SCHWAB	UMPLEBY	WILKINS	
Caterpillar Board Tenure (Years)	6	12	17	0	2	2	0	8	14	6	6	**6.6 years** Average Tenure
Board of Directors Experience (other boards) *Directors with experience on other boards and board committees understand the function of a board, corporate governance best practices, agenda setting, succession planning and relations between the board, the CEO and senior management.*	●	●	●	●		●	●	●	●	●	●	**91%**
Audit Committee Financial Expert *Experience as an Audit Committee Financial Expert is important given our use of financial targets as measures of performance and the importance of accurate financial reporting and robust internal auditing.*		●	●	●	●	●	●	●		●	●	**100% of AC Members**
CEO *Directors with experience in a CEO role enhance the board's ability to evaluate and advise our CEO on leading a large, complex, multinational corporation, as well as oversee strategic planning, values, and environmental, social and governance issues.*		●		●		●	●	●		●		**55%**
Leadership *Directors with significant leadership experience enhance the board's ability to oversee strategic planning, values, and environmental, social and governance issues.*	●	●	●	●	●	●	●	●	●	●	●	**100%**
Business Development and Strategy *Directors with a background in business development provide insight into developing and implementing strategies for growing our business, including the opportunities represented by the energy transition.*		●	●	●	●	●	●	●	●	●	●	**91%**
Government/Regulatory Affairs *Directors with experience in government or regulatory affairs provide experience and insights that help us understand opportunities across global markets and address regulatory issues, government affairs and present-day issues affecting business.*	●	●				●		●	●		●	**55%**

	AYOTTE	CALHOUN	DICKINSON	FISH	JOHNSON	MACLENNAN	MARKS	REED-KLAGES	SCHWAB	UMPLEBY	WILKINS	
Customer and Product Support Services *Expertise in customer and product support services greatly increases a director's understanding of our complex business operations and our focus to grow services to better support our customers.*		●	●		●	●	●		●	●		**64%**
Finance & Accounting *Knowledge of finance and accounting assists our directors in understanding, advising on and monitoring the Company's capital structure, financing and investing activities, as well as our financial reporting and internal controls.*		●	●	●	●	●	●		●	●		**73%**
Risk Management *Directors with experience in risk management, including with respect to environmental, social and cybersecurity matters, enhance oversight of the evaluation, assessment and mitigation of the most significant risks facing the Company.*	●	●	●	●	●	●	●	●	●	●		**91%**
Technology *Directors with expertise in technology fields offer insights on technology innovations, product development, digital solutions, innovative business models, data analytics, eCommerce applications and cybersecurity risks, and understand the importance of investing in new technologies for future growth.*	●	●			●	●	●	●	●	●	●	**82%**
Global Experience *Directors with experience conducting business or operations outside of the United States provide political, economic and cultural perspectives and insights that are valuable to our global Company and help us better understand opportunities and challenges across global markets.*	●	●	●		●	●	●	●	●	●	●	**91%**
Manufacturing/Logistics *Relevant experience in manufacturing provides a valuable perspective and is important in understanding the business operations and capital needs of the Company.*		●	●		●	●	●			●		**55%**
Women	●						●	●	●			**36%**
Racial/Ethnic Diversity					●						●	**18%**
Age	54	65	61	60	60	63	59	66	68	65	71	**63 years** Average Age

DIRECTOR CONTINUOUS EDUCATION AND DEVELOPMENT

The Company places high importance on the continuous development of its board.

Directors benefit from access to various governance and directorship organizations and publications to which Caterpillar subscribes. They also have ongoing education and development opportunities through participation in meetings and attendance at activities and professional development training offered by associations such as the National Association of Corporate Directors and Lead Director Network. They also receive a weekly digest of news articles related to Caterpillar.

Directors receive specialized presentations from experts in the Company's various businesses in the course of their service. Since the last annual shareholder meeting, these presentations have included:

- updates on technology and digital
- retail customer aftermarket
- strategic focus areas and regular updates concerning the operations of certain businesses within our operating segments

- sustainability
- talent management
- cybersecurity
- the Cat® dealer network

Directors are also given development and education opportunities through facility visits, product demonstrations and speaking or meeting directly with members of management and other employees. For example, since the last annual shareholder meeting, the directors visited the Tucson, Arizona, facility and observed new products designed to help our customers achieve their climate-related goals. The directors had the opportunity to observe and operate products such as the battery electric, zero-exhaust-emissions mini excavator. Directors also speak with Company dealers and customers to better understand the Company's operations and business, and also attend industry trade shows such as CONEXPO.

These opportunities allow directors to be well-informed and to expand their knowledge of trends and issues relevant to their role.

BOARD'S ROLE IN COMPANY STRATEGY

The board has an active role in overseeing the Company's strategy. The board regularly reviews management's progress in executing the strategy. In 2022, the board initiated annual strategic reviews that included individual strategy reviews with members of the Executive Office.

These reviews included discussions of the key geopolitical policies, economic, technological, environmental, talent and competitive challenges and opportunities of the Company's business. The board plans to continue this practice going forward.

BOARD'S ROLE IN RISK OVERSIGHT

The board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure compliance committee meetings, a Code of Conduct that applies to all employees, executives and directors, quality standards and processes, an ethics and compliance program, and comprehensive internal audit processes. The board's risk oversight role also includes the selection and oversight of the independent auditors. The board implements its risk oversight function both as a board and through delegation to board committees, which meet regularly and report back to the board. The board has delegated the oversight of specific risks to board committees that align with their functional responsibilities.

The Audit Committee (AC) assists the board in overseeing the enterprise risk management program and evaluates and

monitors risks related to the Company's financial reporting requirements, system of internal controls, the internal audit program, the independent auditor, the compliance program and the information security program. The AC assesses cybersecurity and information technology risks and the controls implemented to monitor and mitigate these risks. The Chief Information Officer attends all bimonthly AC meetings and provides cybersecurity updates to the AC and board.

The Compensation and Human Resources Committee (CHRC) monitors and assesses risks associated with the Company's employment and compensation policies and practices.

The Nominating and Governance Committee (NGC) oversees various governance matters and the Sustainability and other Public Policy Committee (SPPC) oversees risks related to sustainability and other public policy issues that affect the Company, including health and safety, lobbying and political contributions, and human rights.

DIRECTOR NOMINATIONS AND EVALUATIONS

PROCESS FOR NOMINATING AND EVALUATING DIRECTORS

The Nominating and Governance Committee (NGC) solicits and receives recommendations for potential director candidates from shareholders, management, directors, professional search firms and other sources. In its assessment of each potential candidate, the NGC considers each candidate's professional experience, integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the NGC determines are pertinent in light of the current needs of the board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. In addition, candidates must have demonstrated an ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. In evaluating

director candidates, the NGC also considers key skills and experience related to the Company's strategy for long-term profitable growth, which identifies services, expanded offerings, operational excellence and sustainability as primary focus areas. Moreover, candidates must have the ability to devote the time necessary to meet a director's responsibilities and serve on no more than four public company boards in addition to Caterpillar.

The board values diversity of talents, skills, abilities and experiences and believes that board diversity of all types enhances the performance of the board and provides significant benefits to the Company. Accordingly, the NGC takes into account the diversity of the board in selecting new director candidates.

DIRECTOR RECRUITMENT PROCESS



CANDIDATE RECOMMENDATIONS	NGC	BOARD OF DIRECTORS	SHAREHOLDERS
from Shareholders, Management, Directors, professional search firms and other sources	**Discusses & Reviews** Qualifications and Expertise Enterprise Strategy Board Needs Diversity **Interviews** **Recommends Nominees**	Discusses NGC Recommendations Analyzes Independence Selects Nominees	Vote on Nominees at Annual Meeting

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the NGC believes should be represented on the board.

BUSINESS CHARACTERISTICS	QUALIFICATIONS, SKILLS AND EXPERIENCE
▪ The Company is a global manufacturer with products sold around the world.	▪ Manufacturing or logistics operations experience ▪ Broad international exposure
▪ Technology and customer and product support services are important.	▪ Technology experience ▪ Customer and product support experience
▪ The Company's businesses undertake numerous transactions in many countries and in many currencies.	▪ Diversity of race, ethnicity, gender, cultural background or professional experience ▪ High level of financial literacy ▪ Mergers and acquisitions experience
▪ Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets.	▪ Experience in the evaluation of global economic conditions ▪ Knowledge of commodity, energy, construction or transportation markets
▪ The Company's businesses are impacted by regulatory requirements and policies of various governmental entities around the world.	▪ Governmental and international trade experience
▪ The board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	▪ Risk oversight/management expertise ▪ Relevant executive and leadership experience ▪ Cybersecurity experience

NOMINATIONS FROM SHAREHOLDERS

The NGC considers unsolicited inquiries and director nominees recommended by shareholders in the same manner as nominees from all other sources. Recommendations should be sent to the *Corporate Secretary, 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039*. Shareholders may nominate a director candidate to serve on the board by following the procedures described in our bylaws. Deadlines for shareholder nominations for Caterpillar's 2024 Annual Meeting of Shareholders are included in the "Shareholder Proposals and Director Nominations for the 2024 Annual Meeting" section on page 86.

The number of persons comprising the Caterpillar board of directors is currently established as 12. All of the board's nominees have consented to being named in this proxy statement and to serve if elected. If all nominees are elected, the number of persons comprising the board will be 11 following the Annual Meeting. If any of the board's nominees should become unavailable to serve as a Director prior to the Annual Meeting, the size of the board and number of board nominees will be reduced accordingly.

DIRECTOR CANDIDATE BIOGRAPHIES AND QUALIFICATIONS

Directors have been in their current positions for the past five years unless otherwise noted. Information is as of April 1, 2023. The board has nominated the following individuals to stand for election for a one-year term expiring at the Annual Meeting of Shareholders in 2024.

The experiences and qualifications of each of the director nominees enable each of them to provide meaningful input and guidance to the board.



KELLY A. AYOTTE
Former U.S. Senator representing New Hampshire

Age: **54**
Director since: **2017**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Blackstone Inc.
- Boston Properties, Inc.
- News Corporation

CATERPILLAR BOARD COMMITTEES:
- Sustainability and other Public Policy, Chair
- Executive
- Nominating and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Bloom Energy Corporation

Experience
- U.S. Senator representing the **State of New Hampshire** (2011–2016)
- Attorney General (2004–2009), Deputy Attorney General (2003–2004), **State of New Hampshire**

Qualifications
- **Leadership, Government/Regulatory Affairs and Global Experience** – obtained from her service as Attorney General, Deputy Attorney General and Chief of the Homicide Prosecution Unit for New Hampshire and as a U.S. Senator. As a U.S. Senator, she gained especially valuable insights on important public policy issues from serving on the Senate Commerce, Science and Transportation Committee and the Senate Budget Committee. She championed policies for cleaner energy production, preservation of outdoor spaces and advocated for the U.S. to be a world leader in reducing greenhouse gas emissions. As New Hampshire's Attorney General, she worked to preserve and strengthen the Clean Air Act and other important environmental regulations. She also served as a Senior Advisor to Citizens for Responsible Energy Solutions.

- **Board of Directors Experience (other boards), Risk Management and Technology** – gained while serving on the boards of multiple public companies, including as Lead Independent Director of Boston Properties, as well as currently serving on two private boards, including as Chair of BAE Systems, Inc., and three nonprofit boards that focus on human rights and other global issues.



DAVID L. CALHOUN

President and CEO of The Boeing Company (aviation and defense)

Age: **65**
Director since: **2011**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- The Boeing Company

CATERPILLAR BOARD COMMITTEES:
- Sustainability and other Public Policy
- Nominating and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Gates Industrial Corporation plc
- Nielsen Holdings plc

Experience
- President and CEO (2020–present), **The Boeing Company**
- Senior Managing Director and Head of Portfolio Operations (2014–2020), **The Blackstone Group** (now Blackstone Inc.)
- Executive Chairman (2014–2016), Chief Executive Officer (2006–2013), **Nielsen Holdings**
- Vice Chairman (2005–2006), President and Chief Executive Officer, GE Infrastructure (2005–2006), held numerous operating, finance and marketing roles and led multiple business units including GE Transportation, GE Aircraft Engines, GE Employers Reinsurance Corporation, GE Lighting and GE Transportation Systems, joined the company in 1981, **The General Electric Company** (GE)

Qualifications
- **CEO, Leadership, and Business Development and Strategy** – gained from his almost 30 years in leadership positions at Boeing, where as CEO, he oversees more than 140,000 people worldwide and operations involving a wide variety of strategic, business, safety and regulatory matters; Blackstone, where he was the Senior Managing Director and Head of Portfolio Operations; Nielsen, where as CEO, he led the company's transformation into a leading global information and measurement firm listed on the New York Stock Exchange; and GE, where he rose to Vice Chairman of the company and President and Chief Executive Officer of GE Infrastructure, its largest business unit, that included Aviation, Rail, Energy and Water. In his leadership roles at Boeing, he oversaw significant environmental initiatives, such as, the company maintaining net-zero emissions for Scope 1 and 2 in both 2020 and 2021; launching a five-year ecoDemonstrator program partnership with NASA to collect and analyze data on sustainable aviation fuel emissions in an effort to enable the transition to carbon neutral aerospace; and becoming a founding member of MIT Climate and Sustainability Consortium and of First Movers Coalition to accelerate new technology development to reduce emissions.

- **Government/Regulatory Affairs, Customer and Product Support Services, Risk Management and Global Experience** – developed over his more than 40-year career in global positions that involved navigating complex situations including government regulation, client support and management of risk.

- **Audit Committee Financial Expert and Finance & Accounting** – gained while serving as Senior Managing Director and Head of Portfolio Operations at Blackstone, where he focused on creating and driving added-value initiatives with Blackstone's portfolio company CEOs, which allows him to bring a unique perspective to the board. In addition, during his tenure at GE, he led GE's audit staff.

- **Technology and Manufacturing/Logistics** – obtained from his current role as CEO of Boeing, the world's leading aerospace company and largest manufacturer of commercial and military aircraft, his experience at Nielsen and his 26-year tenure at GE. At Boeing, he is responsible for managing one of the largest, most sophisticated global industrial supply chains in the world. At Nielsen, he led one of the largest consumer data analytics platform in the world and at GE Aviation he led a sophisticated data collection and analytics platform.

- **Board of Directors Experience (other boards)** – gained while serving on numerous public company boards, including Gates Industrial, where he served as Chairman; Nielsen, where he served as Executive Chairman; and Refinitiv, where he served as Chairman.



DANIEL M. DICKINSON

Managing Partner of HCI Equity Partners (private equity firm)

Age: **61**
Director since: **2006**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

CATERPILLAR BOARD COMMITTEES:
- Audit, Chair
- Compensation and Human Resources
- Executive

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Experience
- Co-Founder and Managing Partner (2001–present), **HCI Equity Partners**
- Held roles including Co-Head of Global M&A, Head of European M&A and Head of Global Manufacturing and Services M&A (1993–2001), **Merrill Lynch**
- Vice President, M&A Group (1987–1993), **The First Boston Corporation** (now Credit Suisse)

Qualifications
- **Audit Committee Financial Expert, Leadership, Business Development and Strategy, Finance & Accounting, Risk Management and Business Development and Strategy** – obtained during his over 35-year career in mergers and acquisitions, private equity business and investment banking, both in the U.S. and internationally, at HCI Equity Partners, where he founded and led the firm to become a leading lower middle market private equity firm; as Co-Head of Global M&A at Merrill Lynch; and as Vice President, M&A at First Boston, which allows him to provide insights for evaluating investment opportunities and contributes to the board's understanding and analysis of complex issues. He also serves as Chairman of five of HCI's portfolio companies and drives metric-based environmental stewardship, diversity, equity and inclusion and governance initiatives at these companies. He has also led environmental, social and governance-related transformations at many of the firm's investments. He also serves as a board member of Right to Dream, a global organization developing schools and sports academies to provide educational and athletic opportunities for children from underdeveloped areas of Africa.

- **Customer and Product Support Services and Manufacturing/Logistics** – gained while serving as Head of Global Manufacturing and Services M&A at Merrill Lynch.

- **Board of Directors Experience (other boards)** – gained while serving on various public company boards, including on the board of Mistras Group and Progressive Waste Solutions (now known as Waste Connections).



JAMES C. FISH, JR.
President and CEO of Waste Management, Inc. (waste and environmental services)

Age: **60**
Director since: **2023**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Waste Management, Inc.

CATERPILLAR BOARD COMMITTEES:
- Audit
- Sustainability and other Public Policy

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Fish was brought to the attention of the board through a professional search firm.

Experience
- President and Chief Executive Officer (2016–present), Chief Financial Officer (2012–2016), Executive Vice President (2012–2016), Senior Vice President – Eastern Group (2011–2012), Vice President – PA/WV Area (2009–2011), Vice President – Pricing (2003–2006), Director – Financial Planning (2001–2003), **Waste Management, Inc.**
- Vice President – Finance (1999–2001), **Westex**
- Vice President – Revenue Management (1995–1999), **Trans World Airlines, Inc.**
- Director of Yield Management (1986–1995), **America West Airlines, Inc.**

Qualifications
- **CEO, Leadership, Business Development and Strategy, and Risk Management** – obtained while serving in leadership roles, including CEO, of Waste Management, North America's largest comprehensive waste management environmental solutions provider. As President and CEO of Waste Management, he has shifted the company's sustainability strategy to focus on minimizing its environmental impact by reducing carbon emissions, investing in differentiated, innovative technologies and automation, and expanding recycling and renewable energy infrastructure to help Waste Management's customers achieve their sustainability goals. As CEO of a heavily regulated business, he leads a large government affairs team that interacts with all levels of government.

- **Audit Committee Financial Expert and Finance & Accounting** – obtained while serving as CFO of Waste Management where he gained valuable expertise in accounting and external reporting.

- **Board of Directors Experience (other boards)** – gained while serving as a director of Waste Management.



GERALD JOHNSON

Executive Vice President, Global Manufacturing and Sustainability of General Motors Company (manufacturing)

Age: **60**
Director since: **2021**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

CATERPILLAR BOARD COMMITTEES:
- Compensation and Human Resources
- Sustainability and other Public Policy

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Experience

- Executive Vice President, Global Manufacturing and Sustainability (2019–present), Vice President North America Manufacturing and Labor Relations (2017–2019), Vice President Global Operational Excellence (2014–2017), joined in the company 1980, **General Motors Company** (GM)

Qualifications

- **Audit Committee Financial Expert, Leadership, Business Development and Strategy, Customer and Product Support Services, Technology, Global Experience and Manufacturing/Logistics** – obtained during his over 40-year career at GM, including his current role, where he is responsible for the quality and safety performance for 103,000 employees, representing more than 129 manufacturing facilities in 16 countries on five continents, which allows him to provide valuable insight and perspective to the Board on strategic and business matters. He leads global manufacturing and sustainability at GM where he is responsible for GM's achievement of its climate commitments. He has also led GM's Global Manufacturing, Sustainability, Manufacturing Engineering and Labor Relations organizations. He was a founding member of GM's Inclusion Advisory Board, created to foster and grow an inclusive internal culture while ensuring continuous improvement in diversity and equity. He is an active member of General Motors African Ancestry Network, the mission of which is to attract, develop and retain employees of African ancestry. He has also served as a member of the GM Political Action Committee Board and Steering Committee since 2020.



DAVID W. MACLENNAN

Executive Chair of the Board of Cargill, Inc. (food and agriculture)

Age: **63**
Director since: **2021**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Ecolab Inc.

CATERPILLAR BOARD COMMITTEES:
- Audit
- Sustainability and other Public Policy

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Experience
- Executive Chair (2023–present), Chair (2015–2022), Chief Executive Officer (2013–2022), Chief Operating Officer (2011–2013), Chief Financial Officer (2008–2011), joined the company in 1991, **Cargill, Inc.**

Qualifications
- **CEO, Leadership, Business Development and Strategy, Government/Regulatory Affairs, Risk Management, Technology, Global Experience and Manufacturing/Logistics** – obtained while serving in leadership roles at and as former CEO of Cargill, a large multinational corporation, where he helped develop a business model and culture to position Cargill for long-term success. He oversaw Cargill's building of expertise in alternative proteins and development of technologies and digital solutions to transform farming, supply chains and food delivery, and undertook several large acquisitions during his tenure. As CEO of Cargill, he worked to address climate change and water risks by investing in renewable diesel; decarbonize maritime shipping by developing new wind propulsion technology that aimed to reduce shipping carbon dioxide emissions by as much as 30% and strengthen the food system by training over five million farmers globally on regenerative agriculture practices that sequester carbon, improve soil health and increase crop yields. He also directed numerous diversity, equity and inclusion initiatives including establishing specific time bound goals for gender and ethnic representation in senior management and helped establish the most diverse top leadership team in Cargill's history. He created a particular focus on safety and reduction of injuries in Cargill's facilities. His CEO responsibilities also included frequent interaction with government officials throughout the world and he also served on Cargill's Business Conduct Committee.

- **Finance & Accounting and Audit Committee Financial Expert** – developed while serving as CFO of Cargill, where he was responsible for all financial aspects of the business, including financing, internal controls and reporting, capital investments and budgeting.

- **Board of Directors Experience (other boards)** – gained while serving as a director on the board of Ecolab since 2016 where he is a member of the Audit Committee and the Governance Committee and where he will serve as Lead Director beginning on May 4, 2023. He also serves as Chairman of the Board at Cargill.



JUDITH F. MARKS

Chair, CEO and President of Otis Worldwide Corporation (elevator and escalator manufacturing, installation and service)

Age: **59**
Director since: **2023**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Otis Worldwide Corporation

CATERPILLAR BOARD COMMITTEES:
- Audit
- Compensation and Human Resources

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Hubbell Incorporated

Ms. Marks was brought to the attention of the board through a professional search firm.

Experience
- Chair of the Board (2022–present), Chief Executive Officer (2019–present), President (2017–present), **Otis Worldwide Corporation**
- Chief Executive Officer (2017), Executive Vice President of New Equipment Solutions (2016–2017), Executive Vice President of Global Solutions (2015–2016), **Dresser-Rand Group, Inc.**
- Chief Executive Officer (2017), **Siemens USA**, President and Chief Executive Officer (2011–2015), **Siemens Government Technologies, Inc.**
- Vice President of Strategy & Business Development, Electronic Systems (2009–2011), President of Transportation & Security Solutions (2005–2009), President of Information Systems & Global Services (2005–2009), Executive Vice President of Transportation and Security Solutions (2005), President of Distribution Technologies Division (2001–2005), **Lockheed Martin Corporation**

Qualifications
- **Audit Committee Financial Expert, CEO, Leadership, Business Development and Strategy, Customer and Product Support Services, Finance & Accounting, Risk Management, Technology, Global Experience and Manufacturing/Logistics** – gained from her experience in executive positions at Otis Worldwide Corporation, the world's leading provider and maintainer of elevators, escalators and moving walkways; as Executive Vice President of New Equipment Solutions and Executive Vice President of Global Solutions of Dresser-Rand Group, Inc.; as President and CEO of Siemens USA and Siemens Government Technologies, Inc.; and in various senior leadership positions at Lockheed Martin Corporation. During her current tenure at Otis, she led the successful spin-off of Otis to an independent publicly traded company, and prioritized and advanced Otis' sustainability program by embedding it into the company strategy as a key element to drive added value for all stakeholders; oversaw the company announcing that 100% of global factories achieved ISO certification four years ahead of the company goal and launching the Otis Gen360 connected elevator designed to offer higher energy efficiency and a light carbon footprint comparable Gen2 configurations. She also sponsored Made to Move Communities, Otis' signature corporate social responsibility program that focuses on advancing youth STEM education and inclusive mobility solutions and serves as Chair of Otis' Diversity, Equity and Inclusion Advisory Group. In her role as CEO of Siemens USA, she led a $24B global organization in the areas of electrification, automation and digitalization with 50,000 employees and 60 manufacturing locations.

- **Board of Directors Experience (other boards)** – gained while serving as a director and Chair of the Board of Otis Worldwide Corporation. She also previously served as a director on the boards of AdvanceCT, Hubbell Incorporated and Siemens Government Technologies, Inc.



DEBRA L. REED-KLAGES

Former Chairman and CEO of Sempra Energy (energy infrastructure and utilities)

Age: **66**
Director since: **2015**
INDEPENDENT
Presiding Director

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Chevron Corporation
- Lockheed Martin Corporation

CATERPILLAR BOARD COMMITTEES:
- Nominating and Governance, Chair
- Executive

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Halliburton Company
- Oncor Electric Delivery Company LLC
- Sempra Energy

Experience

- Chairman of the Board (2012–2018), Chief Executive Officer (2011–2018), Executive Vice President (2010–2011), President and Chief Executive Officer, San Diego Gas and Electric and Southern California Gas Co., joined the company in 1978, **Sempra Energy**

Qualifications

- **Audit Committee Financial Expert, CEO, Leadership, Business Development and Strategy, Customer and Product Support Services, Finance & Accounting, Risk Management, Technology and Global Experience** – gained over her three decades of experience in senior management and executive positions, including as former CEO at Sempra, an energy infrastructure and utilities company, which also conducts business in Mexico and South America. While leading Sempra, she oversaw significant growth in the use of renewable generation, allowing her to provide valuable insights into trends in the power, oil and gas industries, which are key end-user markets for Caterpillar products. As Chair and CEO of Sempra Energy, she led the transformation of San Diego Gas & Electric from all fossil fuel generation to become one of the utilities with the highest percentage of renewables in its portfolio and oversaw initiatives such as developing infrastructure in Mexico. Sempra Energy led renewable development, building wind and solar projects in the U.S. and Mexico to provide clean energy to customers. She also led diversity and inclusion and supplier diversity at Sempra. In her role as Vice President of Human Resources at Southern California Gas Co., she led diversity and inclusion and succession planning and development efforts and oversaw labor relations and union negotiations. Additionally, she also led compliance efforts enacting the corporate ethics policy at Sempra and ensuring proper governance and compliance frameworks were in place.

- **Government/Regulatory Affairs** – gained while in leadership roles at Sempra while serving four years on the National Petroleum Council, an advisory committee to the United States Secretary of Energy to study energy policy. In her leadership roles at Sempra, she led highly regulated energy businesses in numerous states and internationally and worked extensively with a wide array of government entities and regulators.

- **Board of Directors Experience (other boards)** – gained while a director of other large, publicly traded corporations such as Chevron, Lockheed Martin and Halliburton. She previously chaired the Nominating and Corporate Governance Committee at Haliburton and currently serves on the Nominating and Corporate Governance Committee at Lockheed Martin and chairs the Audit Committee at Chevron.



SUSAN C. SCHWAB

Professor Emerita at the University of Maryland School of Public Policy and Strategic Advisor for Mayer Brown LLP (global law firm)

Age: **68**
Director since: **2009**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- FedEx Corporation
- Marriott International, Inc.

CATERPILLAR BOARD COMMITTEES:
- Sustainability and other Public Policy
- Nominating and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- The Boeing Company

Experience

- Board Chair (2022–present), **National Foreign Trade Council**
- Professor Emerita (2019–present), Professor (2009–2019), **University of Maryland School of Public Policy**
- Strategic Advisor (2010–present), **Mayer Brown LLP**
- U.S. Trade Representative (2006–2009), Deputy U.S. Trade Representative (2005–2006), **United States Government**
- President and Chief Executive Officer (2004–2005), **University System of Maryland Foundation**
- Consultant (2003), **U.S. Department of Treasury**
- Dean (1995–2003), **University of Maryland School of Public Policy**
- Director of Corporate Business Development (1993–1995), **Motorola, Inc.**
- Assistant Secretary of Commerce (1989–1993), **U.S. and Foreign Commercial Service**

Qualifications

- **Leadership, Business Development and Strategy, Risk Management and Global Experience** – obtained over her 30-year career in international trade, commerce and public policy education, which allows her to provide important insights for the Company's global business model and long-standing support of open trade, as well as meaningful input and guidance to the board on strategy and the evaluation of global economic conditions. As Dean of the University of Maryland School of Public Policy, she led a strategic realignment of the school's curriculum that introduced a new specialization in philanthropy and non-profit management and also co-founded a non-profit to encourage education and fund students of color to benefit from graduate programs and consider careers in public policy and international affairs. While working as a U.S. Trade Representative, she worked to eliminate tariff barriers to environmental goods, such as clean energy technologies, worked with key non-governmental organizations to help champion negotiations to eliminate subsidization of industrial fishing fleets that contribute to overfishing of the oceans, and helped build enforceable environmental and labor provisions into U.S. trade agreements for the first time.

- **Government/Regulatory Affairs** – gained as U.S. Trade Representative and Director-General of the U.S. and Foreign Commercial Service, the export promotion arm of the U.S. government. As Director General of U.S. and Foreign Commercial Service, she was responsible for over 200 field offices in the U.S. and 70 countries, with supervisory responsibility for American and international employees in multiple employment systems. She also introduced the agency's first training curriculum with diversity, equity and inclusion components.

- **Board of Directors Experience (other boards) and Technology** – gained while serving as a director of other large, publicly traded multinational corporations, including FedEx, Marriott and Boeing.



D. JAMES UMPLEBY III

Chairman and CEO of
Caterpillar Inc.

Age: **65**
Director since: **2017**
MANAGEMENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Chevron Corporation

CATERPILLAR BOARD COMMITTEES:
- None

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Experience
- Chairman (2018–present), Chief Executive Officer (2017–present), Group President, Energy & Transportation segment (2013–2016), Vice President and President of Solar Turbines (2010–2012), joined a company subsidiary in 1980, **Caterpillar Inc.**

Qualifications
- **Audit Committee Financial Expert, CEO, Leadership, Business Development and Strategy, Finance & Accounting and Risk Management** – obtained during his more than three decades of experience in senior management and executive positions and more than a decade of financial responsibility and experience at Caterpillar. This includes oversight of all aspects of Caterpillar's environmental and sustainability policies and strategies, such as the introduction of new products and services that contribute to sustainability efforts by reducing waste and fuel consumption and increasing safety and operator ease of use. He also formerly served as a director of the World Resources Institute, which works to secure a sustainable future. Additionally he oversees all aspects of Caterpillar's diversity and inclusion policies and strategies, including the introduction of Caterpillar's five pillar diversity and inclusion framework.

- **Customer and Product Support Services, Technology, Global Experience and Manufacturing/Logistics** – developed during his long career at Caterpillar, the world's leading manufacturer of construction and mining equipment, off-highway diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives with extensive international operations.

- **Board of Directors Experience (other boards)** – gained while serving as a director Chevron Corporation, where he is a member of the Board Nominating and Governance Committee and the Public Policy and Sustainability Committee.



RAYFORD WILKINS, JR.

Former CEO of Diversified Businesses at AT&T Inc. (telecommunications)

Age: **71**
Director since: **2017**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Morgan Stanley
- Valero Energy Corporation

CATERPILLAR BOARD COMMITTEES:
- Compensation and Human Resources, Chair
- Audit
- Executive

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Experience
- CEO of Diversified Businesses (2007–2012), held other leadership roles including Group President of Marketing and Sales, SBC Communications, President and CEO, SBC and Pacific Bell, and President and CEO Southwestern Bell Telephone, joined in 1974, **AT&T Inc.**

Qualifications
- **Audit Committee Financial Expert, Leadership, Business Development & Strategy, Government/Regulatory Affairs, Customer and Product Support Services, Finance & Accounting, Risk Management, Technology and Global Experience** – gained while in leadership roles at AT&T, where he was responsible for international investments, AT&T Interactive, AT&T Advertising Solutions, customer information services and the consumer wireless initiative in India; his service on the Advisory Council of the McCombs School of Business at the University of Texas at Austin and his service as a director at Valero Energy Corporation and Morgan Stanley. As chair of Valero's Human Resources and Compensation Committee, he was integral to Valero's progress in linking pay with HSE (health, safety and environmental) and ESG performance. He also served on the Institute for Inclusion Advisory Board at Morgan Stanley, which aims to develop and accelerate an integrated and transparent diversity, equity and inclusion strategy.

- **Board of Directors Experience (other boards)** – gained while a director and committee chair of other large, publicly traded corporations, including as chair of the Governance and Sustainability Committee at Morgan Stanley and chair of the Human Resources and Compensation Committee and the newly established Sustainability and Public Policy Committee at Valero Energy Corporation.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation for our non-employee directors during the year ended December 31, 2022. Mr. Umpleby, who served as Chairman and CEO during 2022, did not receive separate compensation for his service on the board.

Annual compensation for non-employee directors for 2022 was comprised of the following components:

Restricted Stock Units (1 Year Vesting)	$	150,000
Cash Retainer	$	150,000
Cash Stipends:		
Presiding Director (Executive Committee Chair)	$	50,000
Audit Committee Chair	$	30,000
Compensation and Human Resources Committee Chair	$	25,000
Nominating and Governance Committee Chair	$	20,000 [1]
Sustainability and other Public Policy Committee Chair	$	20,000 [1]

(1)   Cash Stipend Effective June 8, 2022

Directors are required to own Caterpillar common stock equal to five times their annual cash retainer. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines. All directors are in compliance with these guidelines. Under the Company's Directors' Deferred Compensation Plan, directors may defer 50% or more of their annual cash retainer and stipend into an interest-bearing account or an account representing phantom shares of Caterpillar stock. Directors may also defer 50% or more of any stock-based compensation (effective for grants other than options and stock appreciation rights made on or after January 1, 2019) upon vesting into an account representing phantom shares of Caterpillar stock. Directors that joined the board prior to April 1, 2008, also are able to participate in a Charitable Award Program. A donation of up to $500,000 will be made by the Company in the director's name to charitable organizations selected by the director and a donation of up to $500,000 also will be made by the Company in the director's name to the Caterpillar Foundation. Directors derive no financial benefit from the Charitable Award Program.

DIRECTOR COMPENSATION FOR 2022

Director	Fees Earned or Paid in Cash		Restricted Stock Units[1] [2]		All Other Compensation[3]		Total	
Kelly A. Ayotte	$	161,209[4]	$	187,517	$	—	$	348,726
David L. Calhoun	$	185,000[4]	$	187,517	$	5,000	$	377,517
Daniel M. Dickinson	$	180,000	$	187,517	$	20,656	$	388,173
Gerald Johnson	$	150,000	$	187,517	$	—	$	337,517
David W. MacLennan	$	150,000	$	187,517	$	—	$	337,517
Debra L. Reed-Klages	$	201,731[4]	$	187,517	$	—	$	389,248
Edward B. Rust, Jr.	$	150,000	$	187,517	$	25,574	$	363,091
Susan C. Schwab	$	150,000	$	187,517	$	—	$	337,517
Miles D. White	$	65,934[5]	$	—	$	11,000	$	76,934
Rayford Wilkins, Jr.	$	164,011[4]	$	187,517	$	5,000	$	356,528

(1) Restricted stock units awarded in 2022 include a one-time adjustment to reflect the change in annual grant date from March to June that was implemented in 2022.

(2) As of December 31, 2022, the number of RSUs (including accrued dividend equivalent units) and Phantom Shares held by those serving as non-employee directors during 2022 were: Ms. Ayotte: 3,256 (which consists of 825 RSUs and 2,431 Phantom Shares); Mr. Calhoun: 24,347 (which consists of 825 RSUs and 23,522 Phantom Shares); Mr. Dickinson: 30,762 (which consists of 825 RSUs and 29,937 Phantom Shares); Mr. Johnson: 825 RSUs; Mr. MacLennan: 1,069 (which consists of 825 RSUs and 244 Phantom Shares); Ms. Reed-Klages: 11,629 (which consists of 825 RSUs and 10,804 Phantom Shares); Mr. Rust: 40,239 (which consists of 825 RSUs and 39,414 Phantom Shares); Ms. Schwab: 21,489 (which consists of 825 RSUs and 20,664 Phantom Shares); Mr. White: 12,909 Phantom Shares; and Mr. Wilkins: 825 RSUs.

Mr. Calhoun and Ms. Schwab elected to defer 100% of their 2022 Cash Retainer and Cash Stipend (as applicable) into Phantom Shares of Caterpillar stock in the Directors' Deferred Compensation Plan. These deferrals, plus the accumulated value of previous retainer deferrals for each of Ms. Ayotte, Mr. Dickinson, Ms. Reed-Klages, Mr. Rust and Mr. White, are included in the Phantom Shares totals above. Mr. Johnson elected to defer 100% of his 2022 Cash Retainer into the Interest Fund in the Directors' Deferred Compensation Plan.

Ms. Ayotte, Mr. Calhoun, Mr. MacLennan, Ms. Reed-Klages and Ms. Schwab elected to defer a portion of their equity award that vested on March 1, 2022, into the Directors' Deferred Compensation Plan. These deferrals, plus the accumulated deferrals of previous equity awards, are also included in the Phantom Share totals above. Ms. Ayotte and Mr. MacLennan elected to defer 50%, and Mr. Calhoun, Ms. Reed-Klages and Ms. Schwab elected to defer 100% of the equity award granted on June 8, 2022.

(3) All Other Compensation represents amounts paid in connection with the Directors' Charitable Award Program, Caterpillar Foundation's Matching Gifts Program and the Caterpillar Political Action Committee Charitable Matching Program (CATPAC's PACMATCH program).

For directors eligible to participate in the Directors Charitable Award Program, the amounts listed include the insurance premium and administrative fees as follows: Mr. Dickinson $20,656 and Mr. Rust $20,574.

In 2022, the Caterpillar Foundation matched contributions to eligible 501(c)(3) nonprofits and accredited U.S. public/private preK-12 schools or school districts to which contributions are tax-deductible, up to a maximum match of $10,000 per participant per calendar year. Additionally in 2022, the Caterpillar Foundation also provided a 2:1 match program for a period of time in support of the Foundation's 70th Anniversary and Giving Tuesday that allowed participants to donate up to $500 to be matched at a 2:1 ratio. The amounts listed include Charitable Foundation matching gifts as follows: Mr. White $11,000.

As part of CATPAC's PACMATCH program, Caterpillar Inc. will contribute to up to four charities on behalf of eligible members who contribute at the suggested giving level. The annual CATPAC contribution limit is $5,000. Mr. Calhoun, Mr. Rust and Mr. Wilkins had contributions matched.

(4) Total fees earned or paid in 2022 include pro-rated Cash Retainer and/or Cash Stipends for directors who ceased board service or transitioned between committee chair positions over the course of the year. The cash compensation for Ms. Ayotte, Mr. Calhoun, Ms. Reed-Klages and Mr. Wilkins reflect pro-ration of chair stipends for the transition of roles on June 8, 2022.

(5) Mr. White did not stand for re-election, thereby concluding his board service June 8, 2022. His cash compensation includes pro-ration to the date his board service ceased.

BOARD ELECTION AND LEADERSHIP STRUCTURE

Directors are elected at each annual meeting to serve for a one-year term. In uncontested elections, directors are elected by a majority of the votes cast for such directorship. If an incumbent director does not receive a greater number of "for" votes than "against" votes, such director must tender his or her resignation to the board. In contested elections, directors are elected by a plurality vote.

The mandatory retirement age for directors is 74. Each director who will have reached the age of 74, on or before the date of the next shareholders' meeting, shall not stand for re-election at that annual meeting of the shareholders without an express waiver by the board.

Under Caterpillar's bylaws, the directors annually elect a Chairman. The board has no fixed policy on whether to have an executive or non-executive chairman and believes this determination should be made based on the best interests of the Company and its shareholders in light of the circumstances at the time. As previously disclosed, the board determined to appoint Ms. Reed-Klages as its Presiding Director, effective June 8, 2022.

In the role of Presiding Director, Ms. Reed-Klages has provided strong independent oversight of management and served as a liaison between the independent directors and the Chairman and CEO, as further described below. Ms. Reed-Klages also led the board's annual evaluation of Mr. Umpleby, and the independent members of the board set Mr. Umpleby's compensation annually based on the recommendation of the Compensation and Human Resources Committee.

DUTIES AND RESPONSIBILITIES OF PRESIDING DIRECTOR

- Preside at all meetings of the board at which the Chairman & CEO is not present, including executive sessions of the independent directors.
- Serve as a liaison between the Chairman & CEO and the independent directors.
- Approve the type of information sent to the board.
- Provide input and approve meeting agendas for the board.
- Approve meeting schedules, in consultation with the Chairman & CEO and the independent directors, to assure that there is sufficient time for discussion of all agenda items.

- Has the authority to call meetings of the independent directors.
- If requested by major shareholders, is available, when appropriate, for consultation and direct communication.
- Provide the Chairman & CEO with the results of his/her annual performance review in conjunction with the chairman of the Compensation and Human Resources Committee.

The board believes it is important to maintain flexibility as to the board's leadership structure. The board will continue to regularly review its leadership structure and exercise its discretion in adopting an appropriate and effective framework to ensure effective governance and accountability, taking into consideration the needs of the board and the Company.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF CONDUCT

Our board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at *www.caterpillar.com/governance*. The guidelines reflect the board's commitment to oversee the effectiveness of policy and decision-making both at the board and management level, with a view to enhance shareholder value over the long term.

Caterpillar's Code of Conduct is called Our Values in Action. Integrity, Excellence, Teamwork, Commitment and Sustainability are the core values identified in the code. Our Values in Action apply to all members of the board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action are available on our website at *www.caterpillar.com/code*.

BOARD EVALUATION PROCESS

The board conducts an annual self-evaluation to determine whether the board and its committees are functioning effectively. In 2022, the Chair of the NGC interviewed each board member to solicit their feedback. The NGC Chair then led a discussion during the board's executive session. Each of the committees of the board followed a similar process and reported to the board on the outcome of their self-evaluations. The self-evaluation provides the board with actionable feedback to enhance its performance and effectiveness.

Starting in 2022, the board enhanced its self-evaluation process through the addition of individual director assessments. Pursuant to this part of the process, each director sends a confidential performance evaluation with respect to each other individual director to outside counsel retained by the Company at the request of the Nominating and Governance Committee. Outside counsel reviews and compiles the results and provides summaries of each director's performance evaluation to the Presiding Director, other than her own review, which summary is instead provided to the Chair of the Audit Committee. The Presiding Director then has an individual conversation with each director, reviewing the results and feedback received as well as providing recommendations for improvement, if any (with the Chair of the Audit Committee undertaking such review with the Presiding Director). The Nominating and Governance Committee also reviews the collective results and makes any further recommendations or improvements. In concert with the broader annual board self-evaluation, the board believes it has proper processes in place to evaluate the board, its committees and each individual director's effectiveness and potential areas of improvement.

BOARD COMMITTEES

The board currently has five standing committees: Audit, Compensation and Human Resources, Sustainability and other Public Policy, Nominating and Governance, and Executive. Each committee meets regularly throughout the year, reports its actions and recommendations to the board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at *www.caterpillar.com/governance*. All committee members are independent under Company, NYSE and SEC standards applicable to board and committee service, and the board has determined that each member of the Audit Committee is "financially literate" and an "audit committee financial expert" as defined under SEC rules.

AUDIT COMMITTEE

Committee Members:
Daniel M. Dickinson, Chair
James C. Fish, Jr.
David W. MacLennan
Judith F. Marks
Edward B. Rust, Jr.
Rayford Wilkins, Jr.

Number of Meetings in 2022: 10

COMMITTEE ROLES AND RESPONSIBILITIES

- Selects and oversees independent auditors, including annual evaluation of the lead audit partner.
- Oversees our financial reporting activities, including our financial statements, annual report and accounting standards and principles.
- Reviews with management the Company's risk assessment and risk management framework.
- Approves audit and non-audit services provided by the independent auditors.
- Reviews the organization, scope and effectiveness of the Company's internal audit function, disclosures and internal controls.
- Sets parameters for and monitors the Company's hedging and derivatives practices.
- Provides oversight for the Company's compliance program and Code of Conduct.
- Monitors any significant litigation, regulatory and tax compliance matters.
- Oversees information technology systems and related security.
- Reviews with management cybersecurity risks and strategy to mitigate these risks.

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Committee Members:

Rayford Wilkins, Jr., Chair
Daniel M. Dickinson
Gerald Johnson
Judith F. Marks
Edward B. Rust, Jr.

Number of Meetings in 2022: 5

COMMITTEE ROLES AND RESPONSIBILITIES

- Recommends the CEO's compensation to the board and establishes the compensation of other executive officers.
- Establishes, approves and oversees the Company's equity compensation and employee benefit plans.
- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation.
- Recommends to the board the compensation of independent directors.
- Provides general oversight of the Company's approach to talent management, succession planning and diversity and inclusion for senior leaders.
- Furnishes an annual Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement.

SUSTAINABILITY AND OTHER PUBLIC POLICY COMMITTEE

Committee Members:

Kelly A. Ayotte, Chair
David L. Calhoun
James C. Fish, Jr.
Gerald Johnson
David W. MacLennan
Susan C. Schwab

Number of Meetings in 2022: 3

COMMITTEE ROLES AND RESPONSIBILITIES

- Identifies, evaluates and monitors sustainability issues that affect the Company's operations and performance, including those related to environmental issues and climate change.
- Monitors the development and implementation of the goals established by the Company for its performance with respect to its sustainability framework and initiatives.
- Reviews and evaluates risks that may arise in connection with the sustainability and other public policy aspects of the Company's operations.
- Provides general oversight over social issues, including those related to human rights, that affect the Company's operations and performance.
- Provides general oversight over health and safety activities, including the Company's initiatives to produce products and services that support sustainable development of global resources.
- Reviews/advises on matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments.
- Annually reviews the Company's charitable contributions to the Caterpillar Foundation and political contributions and policies, including lobbying activities.
- Oversees investor, customer, community and government relations.

NOMINATING AND GOVERNANCE COMMITTEE

Committee Members:

Debra L. Reed-Klages, Chair
Kelly A. Ayotte
David L. Calhoun
Susan C. Schwab

Number of Meetings in 2022: 3

COMMITTEE ROLES AND RESPONSIBILITIES

- Makes recommendations to the board regarding the size and composition of the board and its committees and the criteria to be used for the selection of candidates to serve on the board.
- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the director candidates to be nominated for election at the Annual Meeting.
- Leads the board in its annual self-evaluation process.
- Oversees the Company's corporate governance.
- Oversees the Guidelines on Corporate Governance Issues adopted by the board and annually reviews the guidelines and recommends changes to the board as appropriate.
- Reviews related person transactions and annually reviews the relationships between directors, the Company and members of management and recommends to the board whether each director is independent.
- Reviews directorships in other public companies held by or offered to directors and senior officers of the Company.
- Recommends candidates for Company officer positions.

EXECUTIVE COMMITTEE

Committee Members:

Debra L. Reed-Klages, Chair
Kelly A. Ayotte
Daniel M. Dickinson
Rayford Wilkins, Jr.

Number of Meetings in 2022: 1

COMMITTEE ROLES AND RESPONSIBILITIES

- Acts with the authority of the board between regularly scheduled meetings.
- Has the authority to approve dividends, authorize share repurchases and authorize long-term debt issuances in excess of $1 billion.
- Oversees the succession management processes for Chairman of the board and Chief Executive Officer.

DIRECTOR INDEPENDENCE DETERMINATIONS

The Company's Guidelines on Corporate Governance Issues establish that no more than two non-independent directors may serve on the board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the board makes an affirmative determination regarding the independence of each director based upon the recommendation of the NGC and in accordance with the standards in the Company's Guidelines on Corporate Governance Issues, which are available on our website at *www.caterpillar.com/governance*.

Applying these standards, the board determined that each of the director nominees, and all other directors who served during 2022, met the independence standards except Mr. Umpleby, who is a current employee of the Company.

COMMUNICATION WITH THE BOARD

Shareholders, employees and all other interested parties may communicate with any of our directors individually, our board as a group, our independent directors as a group or any board committee as a group by email or regular mail:



BY EMAIL
send an email to
directors@cat.com



BY MAIL
mail to Caterpillar Inc.
c/o Corporate Secretary
5205 N. O'Connor Boulevard, Suite 100
Irving, TX 75039

CONTACTING CATERPILLAR

While the board oversees management, it does not participate in day-to-day management functions or business operations. If you wish to submit questions or comments relating to these matters, please use the Contact Us form on our website at *www.caterpillar.com/contact*, which will help direct your message to the appropriate area of our Company.

All communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service-related inquiries, order requests and similar issues will be directed to the appropriate individual within the Company. The Chairman of the board has instructed the Corporate Secretary to consult with him if she is unsure who should receive the communication.

INVESTOR OUTREACH

We conduct an annual governance review and shareholder outreach throughout the year to ensure management and the board understand and consider the issues that matter most to our shareholders and reflect the insights and perspectives of our many stakeholders. We greatly value our relationships with our shareholders and hearing their feedback directly. The governance engagements summarized below are in addition to the regular discussions that our senior leadership and Investor Relations teams have with many institutional and retail shareholders which may also include governance, sustainability and similar matters.

	INTEGRATED ENGAGEMENT TEAM	**TYPES OF ENGAGEMENT**
In 2022, we met with shareholders representing approximately **42%** of total outstanding shares	▪ Independent Director ▪ Chairman and CEO ▪ Sustainability ▪ Total Rewards ▪ Investor Relations ▪ Corporate Secretary	⊘ One-on-One Meetings ⊘ Investor Conferences ⊘ Earnings Calls ⊘ Investor and Analyst Calls

In response to shareholder feedback we received, we have taken various actions, including:

KEY AREAS OF FOCUS	**TAKING ACTIONS INFORMED BY SHAREHOLDER FEEDBACK**
Lobbying and other public policy matters	⊘ We prepared our inaugural annual lobbying report (published in February 2023). ⊘ The 2022 reporting threshold for our contributions to U.S. trade and industry associations was decreased from $50,000 or more per year to $25,000 or more per year. Beginning in the second half of 2023, we will report all U.S. trade and industry association memberships regardless of level of contribution.
Sustainability matters such as the energy transition and climate change	⊘ We released our estimated Scope 3 GHG emissions data in our 2022 Sustainability Report (published in April 2023). ⊘ We released our first-ever report aligned with certain recommendations of the Task Force on Climate-related Financial Disclosures.
Human capital, including diversity	⊘ We prepared an annual diversity and inclusion report that contains links to our EEO-1 reports.
Company strategy	⊘ We updated our enterprise strategy to include sustainability as a strategic focus area, together with operational excellence, expanded offerings and services to highlight our work helping our customers build a better, more sustainable world.
Executive compensation	⊘ We incorporated ESG into the 2022 incentive plan for executive officers.

KEY AREAS OF FOCUS	TAKING ACTIONS INFORMED BY SHAREHOLDER FEEDBACK
Board oversight and governance	⊘ We restructured certain committees of the board by creating the Sustainability and other Public Policy Committee and the Nominating and Governance Committee.
	⊘ We enhanced the director skills matrix to provide a description of each skill to help shareholders understand how each skill helps contribute to effective oversight.
	⊘ We enhanced biographies of director nominees to correspond directly to the skills matrix and include specific ESG-related experience.

POLITICAL CONTRIBUTIONS AND LOBBYING

As a responsible corporate citizen, Caterpillar participates in the public policy process, advocating for a broad range of issues that advance our strategy and purpose while providing value to shareholders and other stakeholders. Our commitment to transparency and disclosure in our advocacy activities has long been recognized.

The Company provides disclosure relating to our advocacy efforts; political engagements; political contribution activities, including the Caterpillar Inc. Political Action Committee (CATPAC); and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues. This information is disclosed in our inaugural 2022 Lobbying Report: The Purpose of Engagement, and on our website at *www.caterpillar.com/politicalengagement.* The website also includes an itemized list of organizations and individuals that received political contributions from Caterpillar or the CATPAC.

Our Lobbying Report and website also provide a summary of some of the public policy areas that are driven by our enterprise strategy for profitable growth and where we see positive value in our engagement and the ability to make an impact.

Caterpillar's state, federal and international activities on legislative and regulatory priorities significant to the company's business are managed by the Senior Vice President, Global Government & Corporate Affairs, who coordinates and reviews with senior management.

Our board of directors has direct oversight of political contributions and lobbying activities. To ensure appropriate oversight of political engagement activities, including lobbying, the Sustainability and other Public Policy Committee reviews the Company's political spending policy and its political activities at least annually, including corporate political contributions, CATPAC's political contribution activities, U.S. trade and industry association participation and alignment with Caterpillar's Values and policy objectives, and Caterpillar's significant lobbying priorities.

Additional information, including more details on U.S. trade and industry association memberships, our lobbying priorities, our management governance and board oversight of these activities, and our approach to any misalignments between Caterpillar's priorities and trade associations' positions can be found in our Lobbying Report.

RELATED PARTY TRANSACTIONS

Caterpillar has a written policy governing the approval of transactions with the Company that are expected to exceed $120,000 in any calendar year in which any director, executive officer or their immediate family members will have a direct or indirect material interest. Under the policy, all such transactions must be approved in advance by the NGC.

The director or officer must submit the details of the transaction to the Company's Chief Legal Officer & General Counsel and the Corporate Secretary, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of an entity involved in the transaction). The Chief Legal

Officer & General Counsel and the Corporate Secretary will then submit the matter to the NGC for its consideration.

From time to time, related persons of Caterpillar may purchase products or services of the Company and its subsidiaries. In connection with these purchases, Caterpillar may provide marketing support directly or indirectly through independent dealers, consistent with sales under similar circumstances to unaffiliated third parties.

Mr. Joseph Creed's brother-in-law is employed by the Company as a Production Supply Network Engineer and, consistent with the Company's compensation policies applicable to other employees of similar title and responsibility, earned aggregate annual compensation of approximately $187,000 for fiscal 2022.

AUDIT

PROPOSAL 2 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve the ratification of the Audit Committee's appointment of PricewaterhouseCoopers LLP (PwC) as the Company's independent auditor for 2023.

Board Voting Recommendation:

✓ **FOR** the ratification of our independent registered public accounting firm.

The Audit Committee (AC) is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. PwC has been Caterpillar's independent auditor since 1925. Through its extensive experience with the Company, PwC has gained institutional knowledge and a deep understanding of the Company's operations and business, accounting policies and practices and internal control over financial reporting. The AC believes that the retention of PwC to serve as the Company's independent auditor is in the best interests of the Company and its shareholders. If the appointment of PwC is not approved by the shareholders, the AC will consider whether it is appropriate to select another independent auditor. Even if the appointment of PwC is ratified, the AC, in its discretion, may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the Company's best interests.

Representatives of PwC will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

AUDIT FEES AND APPROVAL PROCESS

The AC pre-approves all audit and non-audit services to be performed by the independent auditors in compliance with the Sarbanes-Oxley Act and the Securities and Exchange Commission (SEC) rules regarding auditor independence. The policies and procedures are detailed as to the particular service and do not delegate the AC's responsibility to management. The policies and procedures address any service provided by the independent auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annually, not later than February of each year, management and the independent auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the independent auditor perform for the current year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Management and the independent auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The AC approves or rejects the pre-approval limits and each of the listed services on the service matrix.

During the course of the year, the Chair of the AC has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the AC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent auditor included the following (in millions):

	2022	2021
Audit Fees[1]	$ 33.3	32.5
Audit-Related Fees[2]	1.0	0.8
Tax Compliance Fees[3]	0.1	0.1
Tax Planning and Consulting Fees[4]	0.1	0.1
All Other Fees[5]	0.1	0.1
TOTAL	**$ 34.6**	33.6

(1) "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

(2) "Audit-Related Fees" principally includes attestation services requested by management, accounting consultations, pre- or post-implementation reviews of processes or systems and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.2 million in 2022 and $0.2 million in 2021 and are not included in the amounts shown above.

(3) "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

(4) "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

(5) "All Other Fees" consists principally of license-based services for statutory audit monitoring and accounting and reporting literature research.

ANONYMOUS REPORTING OF ACCOUNTING AND OTHER CONCERNS

The AC has established a means for the anonymous and other reporting (where permitted by law) of (i) suspected or actual violations of the Code of Conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; (ii) theft or fraud of any amount; (iii) insider trading; (iv) issues with respect to the performance and execution of contracts; (v) conflicts of interest; (vi) violations of securities and antitrust laws; (vii) violations of prohibited harassment policy; and (viii) violations of any applicable anti-bribery law.

Any employee, supplier, customer, shareholder or other interested party can submit a report via the following methods:

- Toll-free Helpline (US, Canada, and US Virgin Islands): 1-800-300-7898

- Call Collect Helpline: 770-582-5275 (language translation available)

- Email: BusinessPractices@cat.com

- Internet: *www.caterpillar.com/obp*

AUDIT COMMITTEE REPORT

The AC operates under a written charter adopted by the board of Directors, and each of its members meets the independence and financial literacy standards contained in the NYSE Listed Company rules, SEC rules and Caterpillar's Guidelines on Corporate Governance Issues. The board has determined that each member of the AC qualifies as an audit committee financial expert under SEC rules and has accounting or related financial management expertise.

Management is responsible for the Company's internal controls and the financial reporting process. PwC, acting as independent auditor, is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB).

The AC has discussed with the Company's independent auditor the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. The AC also discussed with the independent auditors other matters required by PCAOB auditing standards and SEC rules.

The independent auditors provided to the AC the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the AC concerning independence, and the AC discussed the independent auditors' independence with management and the auditors. The AC also considered whether the provision of other non-audit services by the Company's independent auditors to the Company is compatible with maintaining independence.

The AC concluded that the independent auditors' independence had not been impaired.

Based on the reviews and discussion referred to above, the AC recommended to the board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

By the members of the Audit Committee:

Daniel M. Dickinson, Chairman
James C. Fish, Jr.
David W. MacLennan
Judith F. Marks
Edward B. Rust, Jr.
Rayford Wilkins, Jr.

COMPENSATION

PROPOSAL 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve, on an advisory basis, the compensation of named executive officers as disclosed in this proxy statement.

Board Voting Recommendation:

✓ **FOR** approval of executive compensation.

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, shareholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under 'Compensation Discussion and Analysis,' the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2023 Annual Meeting of Shareholders is hereby APPROVED."

At the Company's 2017 annual meeting of shareholders, our shareholders indicated their preference to hold the non-binding shareholder vote to approve the compensation of our named executive officers each year. This year, we will again ask shareholders to vote on the frequency of advisory votes to approve executive compensation. This vote is advisory and therefore not binding on Caterpillar, the Compensation and Human Resources Committee (CHRC) or the board. The board and the CHRC value the opinion of Caterpillar's shareholders, and to the extent there is any significant vote against Caterpillar's named executive officer compensation, the board will consider the reasons for such a vote, and the CHRC will evaluate whether any actions are necessary to address those concerns.

PROPOSAL 4 – ADVISORY VOTE ON THE FREQUENCY OF EXECUTIVE COMPENSATION VOTES

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to indicate whether they prefer an advisory vote on executive compensation every one, two or three years.

Board Voting Recommendation:

✓ **FOR** one year.

The Dodd-Frank Act requires Caterpillar shareholders to vote, on an advisory or non-binding basis, on how frequently they would like to cast an advisory vote on the compensation of the Company's named executive officers. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years.

COMPENSATION DISCUSSION & ANALYSIS

EXECUTIVE SUMMARY

GOVERNANCE AND PAY FOR PERFORMANCE PHILOSOPHY

The Compensation and Human Resources Committee (CHRC) believes the executive compensation program at Caterpillar should be structured to align the interests of executives with those of our shareholders. These interests are aligned in rewarding value creation at all stages of the business cycle and providing an increasing percentage of performance-based compensation at higher levels of executive responsibility. This performance-based compensation should be both market competitive and internally equitable.

Changes made over the years to further align pay with performance have received favorable feedback from our shareholders, and support for our 2022 "say on pay" vote of 94 percent reflects this positive response.

In 2022, we continued our shareholder outreach on environmental, social and governance (including sustainability, climate and diversity & inclusion), and executive compensation topics, with holders of approximately 42 percent of our outstanding shares. In these meetings, our shareholders generally expressed a continued positive view with respect to our executive compensation program and our diversity & inclusion disclosure.

SAY ON PAY SUPPORT		
94%	**94%**	**93%**
2022	2021	2020

After considering feedback received from our shareholders through our outreach efforts and the 2022 "say on pay" results, the CHRC determined that the Company's executive compensation philosophy, compensation objectives and compensation elements continued to be appropriate. As previously communicated, the board incorporated ESG into the annual incentive plan in 2022 for executive officers, see pages 51-52 for details.

The CHRC conducts an ongoing review of the Company's executive compensation program to evaluate whether the program supports the Company's compensation philosophy and objectives and to monitor the program's alignment with its strategic business objectives. In connection with this ongoing review, and based on feedback received through our shareholder outreach, the CHRC continues to implement and maintain what it believes are best practices for executive compensation and governance. Below is a summary of those practices:

WHAT WE DO	WHAT WE DON'T DO
☑ Robust stock ownership requirements	☒ No individual change-in-control agreements
☑ Thorough annual benchmarking process	☒ No tax gross-ups on change-in-control benefits
☑ Rigorous CHRC oversight of incentive metrics, goals and pay/performance relationship	☒ No backdating, repricing or granting of option awards retroactively
☑ Clawback Policy	
☑ Limited executive perquisites	
☑ Strict anti-hedging and anti-pledging policies	
☑ Independent compensation consultant	

COMPENSATION PROGRAM STRUCTURE

We are committed to developing and implementing an executive compensation program that directly aligns the interests of our Named Executive Officers (NEOs) with the long-term interests of shareholders. To that end, the objectives of the Company's executive compensation program are to attract, motivate and retain talented executive officers who will improve the Company's performance and provide long-term strategic leadership. **The majority of targeted total compensation for our NEOs is equity-based, vests over multiple years and is tied directly to long-term value creation for shareholders.** NEO compensation is composed of three primary components:

BASE SALARY	+	ANNUAL INCENTIVE PLAN (AIP)	+	LONG-TERM INCENTIVE
Competitive pay to attract and retain talented executives		**An opportunity to earn an annual cash award based on the Company's financial performance and strategic business objectives**		**A mix of performance-based restricted stock units (PRSUs) and stock options to align management's interests with long-term shareholders' interests**

Approximately **91 percent** of our CEO's 2022 total targeted compensation was **variable and/or at-risk compensation**, including **50 percent** of long-term incentives delivered in the form of performance-based PRSUs with a Return on Equity (ROE) performance metric and the other **50 percent** delivered in the form of stock options.

2022 CEO COMPENSATION ELEMENTS



* 50% of long-term incentives have performance-based vesting conditions.

BUSINESS PERFORMANCE AND RESULTS

In 2022, Caterpillar achieved one of the best years in our nearly 100-year history, including full-year adjusted profit per share[1] of $13.84. Despite supply chain challenges, Caterpillar achieved double-digit top-line growth of 17% and generated strong Machinery, Energy & Transportation (ME&T) free cash flow[2]. We remained committed to serving our customers, executing our strategy and investing for long-term profitable growth. In 2022, we achieved an operating profit margin of 13.3% and an adjusted operating profit margin[3] of 15.4%. We also generated strong operating cash flow and were able to return $6.7 billion to shareholders through dividends and share repurchases, which represented 115% of ME&T free cash flow[2]. Our total cumulative shareholder return for the five-year period ended December 31, 2022, outperformed the S&P 500 and related indexes. **We also increased our dividend in 2022 and paid dividends of $2.4 billion, continuing our status as a Dividend Aristocrat.**

Our key financial and business results for 2022 included the following:

PROFITABLE GROWTH



SALES AND REVENUES



(1) Adjusted Profit Per Share is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.

(2) ME&T free cash flow is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.

(3) Adjusted Operating Profit Margin is a non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure is included on page 89.

(4) Enterprise Operating Profit was used in determining performance under our Annual Incentive Plan for 2022.

STRONG BALANCE SHEET AND CASH FLOW

✓ Operating Cash Flow **$7.8 billion**

✓ Year-end enterprise cash balance **$7.0 billion**

TOTAL SHAREHOLDER RETURN



This graph shows the cumulative shareholder return assuming an investment of $100 on Dec. 31, 2017, and reinvestment of dividends issued thereafter.

PAY OUTCOMES DEMONSTRATE ALIGNMENT WITH COMPANY PERFORMANCE

Consistent with the CHRC's pay-for-performance philosophy, business results were reflected in the resulting pay decisions made for our CEO and the other NEOs in 2022. Compensation outcomes for 2022 included the following items:

BASE SALARY	■ Named Executive Officers (other than the CEO) received an average base salary adjustment of 4.75%.
ANNUAL INCENTIVE	■ Annual incentive awards for 2022 paid out, on average, at 155% of target.
LONG-TERM INCENTIVE	■ Based on the Company's 1-, 3- and 5-year relative Total Shareholder Return (TSR) at the end of 2021, the 2022 equity grant to the CEO was set slightly above the 50th percentile of the compensation peer group and between 50th and 65th percentile for the other NEOs.[1]

(1) Long-Term Incentive Grant Sizing detail is provided on page 53.

CEO COMPENSATION

In 2022, the CHRC and the board approved the following compensation for the CEO:

- **Base salary.** 3% increase to Mr. Umpleby's base salary. This increase was in recognition of Mr. Umpleby's operational, financial and safety performance and his continued focus on services growth, despite the unprecedented supply chain challenges and the persistence of the global pandemic throughout 2021, and to align his base salary with the peer group median.
- **Annual incentive award.** Annual incentive target award was set at 175% of Mr. Umpleby's base salary, which reflects the peer group median. For 2022, Mr. Umpleby received an annual incentive award equal to 1.56 times his target annual incentive. This payout reflects the Company's strong results in 2022 against pre-determined annual performance goals.
- **Long-term incentive award.** An annual long-term incentive award with a value equal to $13.5 million, slightly above peer group median. This size of award reflects the Company's overall TSR results and performance achievements in 2021.



* Target Value Includes: Salary of $1,700,000; annual incentive of $2,953,425 and LTI grant of $13,050,000. Total Target Value: $17,703,425

** Actual Value Includes: Salary of $1,687,500 (due to proration); annual incentive of $4,614,800 and LTI grant of $13,500,000. Total Actual Value: $19,802,300

COMPENSATION DISCUSSION & ANALYSIS

THE COMPENSATION PROCESS

THE COMPENSATION AND HUMAN RESOURCES COMMITTEE (CHRC)

The CHRC is responsible for the executive compensation program design and decision-making process for NEO compensation. The CHRC conducts regular reviews of the Company's executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The independent compensation consultant provides recommendations and market data that the CHRC considers when making decisions, as appropriate, regarding NEO compensation based on the assessment of performance and achievement of Company goals. The CHRC also exercises its judgment in setting NEO compensation as to what is in the best interests of the Company and its shareholders.


Shareholder feedback
Clearly articulated compensation philosophy, with strong pay-for-performance alignment
Compensation Decisions
Recommendations and market data from independent compensation consultant
Assessment of NEO performance and achievement of Company goals
CHRC assessment of business climate and industry factors

COMPENSATION CONSIDERATIONS

The CHRC, with the support of its independent compensation consultant and management, considers many aspects of the Company's financial and operational performance and other factors when making executive compensation decisions including, but not limited to:

- Long-term shareholder value creation
- The cyclical nature of the business
- Performance relative to financial guidance provided throughout the year
- Enterprise and Business Unit operational performance
- Performance relative to peers and competitors
- Historic absolute and relative performance
- Key areas management can influence over the short- and long-term
- Development and retention of diverse top talent
- Skills, experience and tenure of executive incumbents
- Market values for comparably situated executives among our peer group as well as internal equity
- Environmental, social & governance considerations

INDEPENDENT COMPENSATION CONSULTANT

The CHRC retained Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant during 2022. Meridian provides executive and director compensation consulting services, including advice regarding the design and implementation of compensation programs, market information, regulatory updates and analyses, and trends on executive compensation and benefits. Interactions between Meridian and management are generally limited to discussions on behalf of the CHRC or as required to fulfill requests at the CHRC's direction. During 2022, Meridian did not provide any other services to the Company. Based on these factors, the CHRC's evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC and NYSE, and information provided by Meridian, the CHRC determined that the work performed by Meridian did not raise any conflicts of interest.

BENCHMARKING COMPENSATION TO PEERS

2022 COMPENSATION PEER GROUP

The CHRC regularly assesses the market competitiveness of the Company's executive compensation programs based on peer group data. The 2022 Compensation Peer Group was established based on the following criteria and remained unchanged from the prior year:

- Total sales and revenues and market capitalization of the peer companies relative to Caterpillar;

- Competitors and industry segment;
- Potential sources for top talent;
- Global presence with a significant portion of revenues coming from non-U.S. operations; and
- Geographic footprint.

2022 Compensation Peer Group

3M Company	Ford Motor Company
Archer-Daniels-Midland Company	General Electric Company
The Boeing Company	Halliburton Company
Cisco Systems, Inc.	Honeywell International Inc.
Cummins Inc.	Intel Corporation
Deere & Company	Johnson Controls International plc
Emerson Electric Co.	PACCAR Inc.
FedEx Corporation	Raytheon Technologies Corporation

BENCHMARKING METHODOLOGY

To account for differences in the size of the compensation peer group companies, market data is statistically adjusted allowing for a comparison of the compensation levels to similarly-sized companies. Market data provided by the independent consultant is sourced from the Aon Total Compensation Measurement Database, and size-adjusted to Caterpillar's three-year average revenues using regression analysis. Each element of our NEOs' compensation is then targeted to the median of the peer group and adjusted above or below based on performance. To the extent an NEO's total actual compensation exceeds the peer group median, it is due to outstanding performance, critical skills and notable experience. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or reflective of an individual who is newer in his or her role.

2022 COMPETITOR PEER GROUP

For 2022, the CHRC also assessed the Company's business performance against a group of competitors that it deems to compete directly with the Company. Although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly-sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. To that end, and consistent with the Company's pay-for-performance philosophy, the Company's business performance is compared to its competitors by establishing a "Competitor Peer Group."

The CHRC uses the Competitor Peer Group (along with the Compensation Peer Group and S&P 500 Industrials) to assess relative performance using TSR when awarding long-term incentive awards. However, the Competitor Peer Group is not used to benchmark compensation. The 2022 Competitor Peer Group was established based on the following criteria:

- Compete in the same markets as the Company;
- Offer similar products and services as the Company; or
- Serve the same, or similar, industries and end users as the Company.

2022 Competitor Peer Group

Cummins Inc.	Siemens Energy
Deere & Company	Volvo AB
Hitachi Construction Machinery Co., Ltd.	Wabtec Corporation
Komatsu Ltd.	

CEO PERFORMANCE EVALUATION AND COMPENSATION

The board, excluding the CEO, all of whom are independent directors, annually conducts the CEO's performance evaluation. Prior to the board's evaluation of the CEO's performance and its approval of CEO compensation, the CHRC makes a preliminary compensation recommendation to the board based on its initial evaluation and performance review of the CEO. The board then makes its final determination for CEO compensation.

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

Each year, the CHRC assesses the Company's risk profile relative to the executive compensation program and confirms that its compensation programs and policies do not create or encourage excessive risks that are reasonably likely to have a material adverse impact on the Company. Also, the CHRC has concluded that the total compensation structure for senior leadership does not inappropriately emphasize short-term stock price performance at the expense of longer-term value creation. In particular, long-term incentive awards, as a significant portion of total compensation, and target stock ownership guidelines which NEOs are required to maintain are structured to align management's compensation with the principles of risk management by maintaining a focus on the long-term performance of the Company.

TARGET STOCK OWNERSHIP GUIDELINES

The target stock ownership guideline for the CEO is six times base salary and three times base salary for each of the other NEOs. NEOs have a five-year period from their first grant date after appointment to meet the target stock ownership guidelines. NEOs are required to maintain their target stock ownership for a post-employment period. All NEOs are in compliance with these guidelines.

COMPONENTS OF EXECUTIVE COMPENSATION

NEOs receive a mix of fixed and variable compensation with a focus on long-term and performance-based components:

CEO


9% Salary
17% Target Annual Incentive
VARIABLE AND AT-RISK 91%
74% Target Long-term Incentive

AVERAGE OF OTHER NEOS


14% Salary
17% Target Annual Incentive
VARIABLE AND AT-RISK 86%
69% Target Long-term Incentive

BASE SALARY

Base salary is the only fixed component of NEO compensation. The CHRC targets base salaries at the size-adjusted median level of the peer group. Each NEO's base salary is determined by the individual's level of responsibility and historic performance with reference to the market median. Base salary increases, if any, are based on achievement of individual and Company objectives, contributions to Caterpillar's performance and culture, leadership accomplishments and a comparison to those in comparable positions at peer companies.

In 2022, Mr. Umpleby's salary was increased from $1.65 million to $1.7 million in recognition of his performance and to align his target compensation with the peer group median.

Salary adjustments for all NEOs were made effective April 1, 2022.

NEO Base Salary

Name	Dec 31, 2022	Dec 31, 2021
Umpleby	$1,700,000	$1,650,000
Bonfield	$890,100	$860,000
Johnson	$884,900	$855,000
De Lange	$830,800	$795,000
Creed	$714,900	$665,000

ANNUAL INCENTIVE

2022 ANNUAL INCENTIVE PLAN DESIGN

The Company's Annual Incentive Plan (AIP) is designed to provide each NEO with the opportunity to earn an annual cash payout based on the short-term performance of the Company and each NEO's respective business. The AIP places a significant percentage of each NEO's annual cash compensation at risk and aligns the interests of executives and shareholders.

The AIP design continues to closely align pay outcomes with business performance by annually comparing the Company's forecasted Enterprise Operating Profit to the prior year's actual Enterprise Operating Profit. The comparison is conducted to determine whether the current year will be an "up year" (improved performance) or "down year" (weaker performance) versus the prior year's actual Enterprise Operating Profit results.

The 2022 AIP design also includes two strategic objectives modifiers, including Services Growth, which was also utilized similarly in the 2021 AIP for the NEOs. The Services Growth modifier focuses on the execution of services revenue growth plans across the enterprise working with our independent dealer network.

As previously communicated, we incorporated ESG as an element of incentive compensation in 2022. The CHRC determined that ESG Strategy would serve as the second of two strategic objectives modifiers in 2022 AIP. This modifier prioritizes focus on climate-related objectives as an important element of how Caterpillar is strategically addressing evolving customer demand and stakeholder expectations for a range of ESG considerations. More information about the modifiers and the assessed performance levels can be found in the section entitled **Strategic Objectives Modifiers** found on pages 51-52.

The AIP performance measures and weightings, as well as the strategic objectives modifiers, were communicated to the NEOs at the beginning of the performance period. All NEOs participated in AIP in 2022.

2022 ANNUAL INCENTIVE PLAN DESIGN

Step 1: Determine "Up/Down Year"


"DOWN YEAR"
When **forecast operating profit** performance is projected **below** prior year results, annual incentive max capped at target
"UP YEAR"
When **forecast operating profit** performance is projected **above** prior year results, annual incentive max capped at 200% of target
50% Payout
THRESHOLD
100% Payout
TARGET
200% Payout
MAXIMUM
NEO's target opportunity reduced in proportion to operating profit projection below prior year results.

Step 2: AIP Calculation


BASE SALARY
TARGET OPPORTUNITY
BUSINESS PERFORMANCE FACTOR
STRATEGIC OBJECTIVES MODIFIERS
AIP PAYMENT

2022 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS

For 2022, the CHRC approved the following annual incentive performance measures **(1) Enterprise Operating Profit (2) Operating Profit After Capital Charge (OPACC)** and **(3) Services Revenues**, and the **Strategic Objectives Modifiers**, described on pages 51-52. Consistent with this design process, after reviewing the Company's 2022 business plan, the CHRC determined that 2022 would be an "up year," as Enterprise Operating Profit was forecasted to be above 2021. As a result, there were no adjustments to the target annual incentive opportunity for NEOs.

The largest portion of financial measures (ranging from 50 percent to 70 percent) of each NEO's 2022 annual incentive opportunity was based on Enterprise Operating Profit and the OPACC for their respective business, where applicable. The remaining portion of each NEO's annual incentive award opportunity was determined by the Services Revenues metric for the enterprise or their respective businesses. Consistent with the Operating & Execution model, Services Revenues align the Company's emphasis on the services growth strategy with variable incentive opportunity.

When establishing the performance targets for 2022, the CHRC reviewed the Company's business plan, historical performance, management recommendations and feedback provided by the independent compensation consultant. Targets were set for each of the performance measures at levels that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve in light of historical performance and the Company's business forecast at the time the measures were approved. The business forecast includes consideration of market, economic and geopolitical factors. The performance measures were also weighted according to the Company's business priorities and the responsibilities of each NEO.

The charts below and the text that follows summarize the performance measures, weightings, strategic objectives modifiers, and results that the CHRC reviewed and approved for the 2022 annual incentive for each NEO.

DESCRIPTION OF PERFORMANCE MEASURES

	PERFORMANCE MEASURE	DEFINITION	RATIONALE
FINANCIAL MEASURES	**ENTERPRISE OPERATING PROFIT**	Enterprise Operating Profit measures the overall profitability of all of Caterpillar's operations (including Machine, Energy & Transportation (ME&T) and Financial Products) before taxes, interest and other non-operating items. For AIP purposes, the Enterprise Operating Profit metric will be calculated as Caterpillar Consolidated Operating Profit excluding restructuring costs and a goodwill impairment charge.	The CHRC approved Enterprise Operating Profit as a performance measure to incentivize management to enhance the overall profitability of the Company. The CHRC believes that Enterprise Operating Profit is an important corporate metric for shareholders to be able to assess the financial health of the Company.
	ENTERPRISE OPERATING PROFIT AFTER CAPITAL CHARGE (OPACC)	Enterprise Operating Profit After Capital Charge (OPACC) measures how productively and efficiently Caterpillar is utilizing assets to generate shareholder value. For AIP purposes, Enterprise OPACC is calculated as ME&T adjusted operating profit excluding restructuring costs and a goodwill impairment charge less the capital charge. For Enterprise OPACC, the capital charge equals average quarterly ME&T net assets multiplied by a pre-tax capital charge rate of 13 percent.	OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate shareholder value, which the CHRC views as key to Caterpillar's long-term success.
	SEGMENT OPERATING PROFIT AFTER CAPITAL CHARGE (OPACC)	For each segment, OPACC is calculated as segment profit less the capital charge. The capital charge is calculated as the average monthly net accountable assets multiplied by a pre-tax capital charge rate of 13 percent.	OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate shareholder value, which the CHRC views as key to Caterpillar's long-term success.
	SERVICES REVENUES	ME&T Services Revenues include, but are not limited to, aftermarket parts and other service-related revenues and exclude most Financial Products' revenues, discontinued products and captive dealer services. Price realization above target has been excluded, given extraordinary inflation. Due to the competitively sensitive nature of this measure, the threshold, target and result levels have all been indexed and reported as such.	The CHRC approved Services Revenues as an important measure intended to further strengthen profitability realized by growth in aftermarket parts and services.

2022 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS







* Adjusted for approved items

STRATEGIC OBJECTIVES MODIFIERS

In addition to the financial performance measures included in the AIP, the CHRC identified certain objectives to further focus management's efforts on the Company's services growth and ESG strategy. These elements of AIP, called Strategic Objectives, were included as modifiers in 2022. While these modifiers utilize a qualitative assessment by the CHRC to determine the actual impact on annual incentive payments, both strategic objectives are designed with pre-defined quantitative and qualitative elements as the basis of performance assessment, resulting in a maximum adjustment of plus or minus 10% for each modifier (maximum aggregate adjustment of plus or minus 20%).

SERVICES GROWTH

Caterpillar's enterprise strategy for long-term profitable growth is directly linked to value creation for our shareholders. An important element of our strategy is the growth of ME&T Services Revenues. Services growth is intended to further strengthen profitability realized by growth in aftermarket parts and services for Caterpillar and its global network of dealers. In addition, our services focus is intended to reduce cyclicality of the Company's sales and revenues while increasing customer value.

In evaluating 2022 Services growth, the CHRC considered quantitative and qualitative elements of performance, including:

- Overall ME&T Services revenues grew 17% to $22 billion, contributing to the Company's double-digit top-line growth in 2022 to $59 billion.

- Caterpillar now has more than 1.4 million connected assets, an increase of 14% from 1.2 million in 2021, and we delivered over 60% of new equipment with a Customer Value Agreement.

- We saw significant increases in eCommerce sales to users, and we launched our new Cat® Central app, which will help drive even more eCommerce growth with retail customers.

- Our Company demonstrated its highest level of parts availability in our history and Cat Reman now has more than 470 new product offerings.

- Caterpillar communicated an aspirational growth goal to double Services Revenues between 2016 and 2026 and, based in part on actions taken by management in 2022, our confidence continues to increase that we'll achieve our $28 billion Services Revenues goal in 2026.

Based on the foregoing evaluation, the CHRC determined the Services growth modifier percentage allocated to each NEO. The CHRC's determinations are included in the 2022 Incentive Payments chart found on page 52.

ESG STRATEGY

Caterpillar believes the energy transition represents a significant opportunity for long-term profitable growth, leading our Company to add sustainability as a focus area of our enterprise strategy. To further strengthen the alignment of NEO compensation with shareholder interests and to continue demonstrating responsiveness to stakeholder feedback, the Company's board of Directors elected to incorporate ESG considerations into incentive compensation for its NEOs in 2022.

In its first year of inclusion, the ESG Strategy modifier was designed to support certain elements of the Company's enterprise strategy and to drive executive leadership accountability for climate-related elements that reflect Caterpillar's ongoing focus on both short- and long-term ESG considerations, which are also of importance to our shareholders.

As part of its oversight, the board's Sustainability and other Public Policy Committee (SPPC) reviews and monitors the development and implementation of sustainability goals established by the Company, and also reviews and monitors performance and progress against sustainability objectives and initiatives. In 2022, the SPPC provided a qualitative and quantitative assessment of performance against pre-defined objectives to the CHRC. The CHRC then evaluated the individualized contributions and determined the ESG modifier percentages allocated to each NEO. The CHRC's determinations are included in the 2022 Incentive Payments chart found on page 52.

In evaluating 2022 ESG Strategy, the CHRC considered quantitative and qualitative elements of performance, including:

- Five of six quantitative objectives measured for progress toward Caterpillar's 2030 sustainability goals were assessed as on target, including continued reduction of Scope 1 and Scope 2 greenhouse gas (GHG) emissions from our own operations (three of six quantitative goals are subject to limited assurance, as described below).

- Employee health and safety was assessed at less than target performance based on quantitative and qualitative expectations.

- Five of five qualitative elements were assessed as meeting expectations, with the achievement of product development milestones highlighted as exceeding expectations.

- Each of Caterpillar's three segments contributed notable sustainability-related progress in their operating focus, highlighted by the demonstration of the prototype battery electric 793 large mining truck operated at rated specifications, a battery electric machine launched in China and four battery electric machine prototypes displayed at bauma 2022.

- Other qualitative elements included completing the comprehensive field work and preparation needed to fulfill our Company's commitment to disclose estimated Scope 3 GHG emissions data for the first time in 2023, as well as the extensive project work completed in preparation for disclosing Caterpillar's first-ever report aligned with the Task Force on Climate-related Financial Disclosures (TCFD) framework in 2023.

- Our Company continued to help our customers achieve their climate-related objectives throughout 2022, demonstrated through a number of projects involving

Caterpillar, Cat dealers and with our customers, which will help contribute to a lower-carbon future.

For more information about our Company's performance and progress toward our 2030 sustainability goals, or for further information highlighting how we are helping our customers build a better, more sustainable world, please refer to Caterpillar's annual Sustainability Report.

Caterpillar's quantitative environmental (emissions and water) and safety data undergoes independent, third-party limited assurance by ERM Certification and Verification Services, Inc. (ERMCVS) and the resulting assurance statement is included in our Company's annual Sustainability Report.

The information in our Sustainability Report is not incorporated by reference into, and does not form part of, this proxy statement.

2022 INCENTIVE PAYMENTS

In early 2023, the results for each performance measure noted above were converted into a performance factor, which was then multiplied by the respective weightings and base salary to determine the amount before any adjustment for each NEO.

Then, the CHRC, with input from the Sustainability and other Public Policy Committee (for ESG), assessed the individual contributions for each NEO against the two strategic objectives and applied a maximum adjustment of plus or minus 10% for each modifier (aggregate maximum adjustment of plus or minus 20%).

The CHRC's modifier decisions were then applied to determine the AIP payouts for each NEO.

The following are the 2022 cash incentive payments made to the NEOs:

	Base Salary[1]		Target Opportunity		Performance Factor		Result	Services Growth Adj. %	ESG Strategy Adj. %	Total Adj.%	$ Value Adj.		AIP Payment[2]
									Strategic Modifiers				
Umpleby	$1,687,671	X	175%	X	1.38	=	$4,083,810	8%	5%	13%	$530,895	=	**$4,614,800**
Bonfield	$ 882,678	X	115%	X	1.38	=	$1,403,588	4%	3%	7%	$ 98,251	=	**$1,501,900**
Johnson	$ 877,527	X	115%	X	1.32	=	$1,331,723	8%	8%	16%	$213,076	=	**$1,544,800**
De Lange	$ 821,973	X	115%	X	1.34	=	$1,263,600	10%	4%	14%	$176,904	=	**$1,440,600**
Creed	$ 702,596	X	115%	X	1.42	=	$1,148,572	10%	5%	15%	$172,286	=	**$1,320,900**

(1)   All payments were calculated using a daily weighted average salary.

(2)   Payments were rounded up to the nearest hundred; may not recalculate exactly due to rounding.

LONG-TERM INCENTIVE

2022 DESIGN

In 2022, the CHRC granted one-half of each NEO's total long-term incentive (LTI) value in Performance-based Restricted Stock Units (PRSUs), and one-half in non-qualified stock options (stock options). The stock options vest equally in one-third increments beginning on the first anniversary of the grant date and expire after ten years from grant. The PRSUs fully vest if the 3-year performance hurdle established by the CHRC is met or exceeded. If the performance hurdle is not attained, the PRSU awards do not vest. Dividend Equivalent Units (DEUs) accrue on unvested PRSUs, but are settled only if the vesting requirements are met. The DEUs will settle in additional shares, rounded to the nearest whole unit.

For the 2022 PRSU grants, the CHRC selected Return on Equity (ROE) as the performance measure because it aligns the interests of the NEOs with those of our shareholders by measuring and rewarding profitability relative to shareholders' investment in the business. The use of the ROE metric and the determination of the performance hurdle for each performance cycle are calibrated with historical performance

of the compensation and competitor peer groups (as well as S&P 500 Industrials more broadly) and are intended to reward for the achievement of sustained, long-term returns throughout the cycles in the Company's business. The ROE performance hurdle was designed to be reasonably achievable with strong management performance. The CHRC believes that a strong focus on ROE reinforces effective capital management along with the need to deliver returns above the cost of capital even in a highly cyclical and often challenging macro-economic operating environment, thus aligning leadership priorities with long-term shareholder interests. The Company's ROE performance is annually reviewed including any one-time, non-operational or other special items that might impact the ROE result. Although certain items may significantly impact the Company's reported financial results, they are not always indicative of the underlying operational performance of the Company or its management. To that end, in its evaluation of the Company's ROE results, the CHRC may use its discretion to make adjustments to ROE to align compensation outcomes with the operating performance of the Company.

2022 GRANT SIZING

The CHRC follows a consistent process for sizing and awarding LTI grant values for NEOs, which is described and illustrated below:

1	Benchmark the median LTI value for the Company's Compensation Peer Group
2	Review and consider financial results: **1-, 3- and 5-year TSR** (vs. the Compensation Peer Group and Competitor Peer Group and the S&P 500 Industrials); operational performance; market conditions; and strategy execution
3	Adjust award values **to reflect individual performance,** including consistency of performance against goals, leadership contributions, time in role and other relevant factors

In determining grant sizing for 2022, the Committee was consistent with the methodology used in previous years and its pay for performance philosophy; and assessed the 1-, 3- and 5-year **relative TSR performance** for the period ending December 31, 2021, as well as operating performance and strategy execution during these periods. Based on this process, the CHRC set the 2022 LTI award for the CEO at slightly above the 50th percentile of the benchmarked LTI values of the Company's compensation peer group and at the 50th - 65th percentile for the other NEOs.

RELATIVE TSR PERFORMANCE (PERCENTILE RANKING VS. PEERS)

Performance Period	Compensation Peer Group	Competitor Peer Group	S&P 500 Industrials
1-Year	50th	43rd	35th
3-Year	81st	67th	43rd
5-Year	94th	83rd	59th
Grant Sizing	**50th - 65th Percentile**		

2020 – 2022 PERFORMANCE RESTRICTED STOCK UNITS (PRSUs)

For the 2020 – 2022 performance period, adjustments were made to the ROE to exclude the impact of restructuring costs, pension and other post-employment benefits (OPEB) mark-to-market gains/losses resulting from plan remeasurements and a goodwill impairment charge. In each case, the CHRC determined that these adjustments were an appropriate use of its discretion and in the best interests of the Company and its shareholders.

For the 2020 grant, the PRSUs cliff vested based on a three-year average adjusted ROE result of 35.5 percent, which exceeded the goal of 18 percent. The chart below describes the Company's ROE performance and results for the 2020 – 2022 performance period:

2020-2022 PRSUs



OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts; however, the CHRC will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Change in control benefits are provided under the Company's long-term and annual incentive plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. There is no cash severance or other benefits for a termination related to change in control beyond what is provided under the long-term and annual incentive plans.

The Company's change in control provisions are subject to a "double trigger" and, when both a change in control and involuntary termination of employment without cause occur, provide accelerated vesting and target payouts under the incentive plans, as described further below.

In the event of a qualifying termination of employment following a change in control, target payouts are provided under the incentive plans.

- All unvested stock options, performance-based restricted stock units and restricted stock units vest immediately.
- Stock options remain exercisable over the normal life of the grant.

The annual incentive plan allows for the target award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the latter of: (1) the change in control or (2) termination of employment.

Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section of this proxy statement.

RETIREMENT AND OTHER BENEFITS

In addition to the annual and long-term components of compensation, NEOs participate in health and welfare benefit plans generally available to U.S.-based management and salaried employees to provide competitive benefits.

The defined contribution and defined benefit retirement plans available to the NEOs are also available to many U.S.-based management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All NEOs participate in one or more of the U.S. retirement plans described below:

Plan Type	Title	Description
PENSION	RETIREMENT INCOME PLAN (RIP)	Defined benefit pension plan under which benefit amounts are calculated based on years of service and final average monthly earnings and offer annuity payments. On December 31, 2014, the Solar Turbines Incorporated Retirement Plan merged with and into RIP and is a supplement to RIP as of January 1, 2015. As a result, all references herein to "Solar RP" shall refer to benefits accrued under the Solar Turbines Incorporated Retirement Plan supplement to RIP. Solar RP and RIP were closed to new entrants effective January 1, 2011. Benefits were frozen for most participants at that time; however, a group of "Sunset" participants accrued benefits until the earlier of their separation from service or December 31, 2019. Sunset participants were hired prior to January 1, 2003, and were age 40 or more as of December 31, 2010. Mr. Umpleby earned benefits under Solar RP through December 31, 2019; Mr. Creed earned benefits under RIP through December 31, 2010.
	SOLAR MANAGERIAL RETIREMENT OBJECTIVE PLAN (MRO)	Non-qualified defined benefit pension plan that works in tandem with the Solar RP supplement to RIP. MRO pays an additional benefit that would otherwise have been paid under Solar RP if cash incentive awards were taken into account under Solar RP. MRO also provides additional pension benefits if the Solar RP benefit is limited due to certain compensation and annual benefit limits imposed on RIP by the tax code. Mr. Umpleby earned benefits under MRO through December 31, 2019.
SAVINGS	CATERPILLAR 401(k) SAVINGS PLAN (401(k) PLAN)	All NEOs participate in the 401(k) Plan under which the Company matches 100 percent of the first six percent of eligible pay contributed by the participant, and the Company makes an annual non-elective contribution equal to three, four or five percent of eligible pay based on the employee's age and years of service with the Company.
	SUPPLEMENTAL DEFERRED COMPENSATION PLAN (SDCP)	All NEOs also participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Plan by the Internal Revenue Code and to elect deferrals from the AIP. Under the terms of SDCP, participants are eligible to earn matching contributions and annual non-elective contributions based on formulas applicable to them in the 401(k) Plan.
	SUPPLEMENTAL (SEIP) AND DEFERRED (DEIP) EMPLOYEES' INVESTMENT PLAN	NEOs meeting eligibility requirements prior to March 25, 2007, were previously eligible to participate in SEIP and DEIP. These plans were closed in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in these plans. Mr. Umpleby maintains balances in these plans.

LIMITED PERQUISITES

The Company provides NEOs a limited number of perquisites that the CHRC believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. These perquisites are intended to provide for the security and safety of our executives as well as to allow additional time to devote to Caterpillar business. Perquisites include executive physicals, financial planning, home and personal security, and limited personal use of company aircraft and ground transportation. The costs associated with these perquisites are included in the "2022 All Other Compensation Table."

Additionally, in connection with the Company's relocation of its global headquarters to Irving, Texas, all of the NEOs, except Mr. Creed, relocated to the Irving area and received benefits in 2022 pursuant to the Company's corporate relocation program for management-level employees. Mr. Creed, who relocated to the Irving area prior to the global headquarters move, also received benefits in 2022 pursuant to the policy. These relocation benefits were determined to be important in retaining our NEOs.

CLAWBACK PROVISION

Under the Company's compensation clawback provision, the board may require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.

- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

The SEC recently adopted final rulemaking with respect to issuer recoupment policies subject to further rulemaking by the NYSE. The Company intends to revisit its clawback policy when NYSE rulemaking regarding recoupment policies becomes effective.

NO HEDGING OR PLEDGING

The Company's insider trading policy prohibits directors, officers and employees from engaging in hedging transactions, holding Company securities in a margin account or otherwise pledging Company securities.

TAX IMPLICATIONS: DEDUCTIBILITY OF NEO COMPENSATION

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1 million for any year is not deductible for United States income tax purposes. Historically, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable IRS regulations. With the enactment of the 2017 Tax Cuts and Jobs Act, the performance-based compensation exemption was eliminated under Section 162(m) of the Internal Revenue Code, except

with respect to certain grandfathered arrangements. The CHRC believes that it must maintain flexibility in its approach to executive compensation in order to structure a program that it considers to be the most effective in attracting, motivating and retaining the Company's key executives, and therefore, the deductibility of compensation is one of several factors considered when making executive compensation decisions.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

The Compensation and Human Resources Committee (CHRC) has reviewed and discussed the Compensation Discussion & Analysis (CD&A) included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the CHRC with regard to executive compensation. Based on such review and discussion, we recommend to the board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation and Human Resources Committee:

Rayford Wilkins, Jr., Chair
Daniel M. Dickinson
Gerald Johnson
Judith F. Marks
Edward B. Rust, Jr.

2022 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total Compensation	Total Without Change in Pension Value[6]
D. James Umpleby III Chairman & CEO	2022	$1,687,500	$ —	$6,749,957	$ 6,749,994	$ 4,614,800	$ —	$ 805,349	$ 20,607,600	$ 20,607,600
	2021	$1,637,500	$ —	$8,749,964	$ 8,750,028	$ 4,792,980	$ —	$ 367,560	$ 24,298,032	$ 24,298,032
	2020	$1,600,000	$ —	$5,899,969	$ 5,900,000	$ —	$ —	$ 276,582	$ 13,676,551	$ 13,676,551
Andrew R. J. Bonfield CFO	2022	$ 882,575	$ —	$2,200,090	$ 2,199,994	$ 1,501,900	$ —	$ 438,984	$ 7,223,543	$ 7,223,543
	2021	$ 853,000	$ —	$2,599,981	$ 2,599,993	$ 1,524,600	$ —	$ 118,062	$ 7,695,636	$ 7,695,636
	2020	$ 832,000	$ —	$1,800,053	$ 1,800,009	$ —	$ —	$ 152,520	$ 4,584,582	$ 4,584,582
Denise C. Johnson Group President	2022	$ 877,425	$ —	$1,849,964	$ 1,849,982	$ 1,544,800	$ —	$ 464,372	$ 6,586,543	$ 6,586,543
	2021	$ 846,375	$ —	$2,550,095	$ 2,549,997	$ 1,771,100	$ —	$ 138,799	$ 7,856,366	$ 7,856,366
	2020	$ 820,500	$ —	$1,849,945	$ 1,849,993	$ —	$ —	$ 222,421	$ 4,742,859	$ 4,742,859
Bob De Lange Group President	2022	$ 821,850	$ —	$1,849,964	$ 1,849,982	$ 1,440,600	$ —	$ 689,900	$ 6,652,296	$ 6,652,296
	2021	$ 788,100	$ —	$2,499,990	$ 2,500,000	$ 1,772,000	$ —	$ 146,620	$ 7,706,710	$ 7,706,710
	2020	$ 767,400	$ —	$1,849,945	$ 1,849,993	$ —	$ —	$ 213,557	$ 4,680,895	$ 4,680,895
Joseph E. Creed Group President	2022	$ 702,425	$ —	$1,849,964	$ 1,849,982	$ 1,320,900	$ —	$ 257,654	$ 5,980,925	$ 5,980,925
	2021	$ 665,000	$ —	$2,499,990	$ 2,500,000	$ 1,227,300	$ —	$ 289,991	$ 7,182,281	$ 7,182,281

(1) The amounts reported in this column represent PRSUs granted in 2022 under the Caterpillar Inc. 2014 Long-Term Incentive Plan (LTIP) and are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of grant reflected the probable level of achievement. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2022, included in the Company's Form 10-K filed with the SEC on February 15, 2023.

(2) The amounts reported in this column represent non-qualified stock options granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2022, included in the Company's Form 10-K filed with the SEC on February 15, 2023.

(3) The amounts in this column reflect the AIP payments for 2022, paid in 2023, for all NEOs.

(4) No NEO receives preferential or above market earnings on nonqualified deferred compensation. Amounts above reflect the actuarial present value of the NEO's change in accrued benefit under all defined benefit pension plans year over year using the pension plan measurement dates for financial statement reporting purposes. See Retirement and Other Benefits on page 54 for descriptions of the pension plans, and the 2022 Pension Benefits table and related footnotes on page 60 for the present value of each NEO's accumulated pension benefits and information regarding actuarial assumptions used.

(5) All Other Compensation detail for 2022 is shown in a separate table appearing on the next page.

(6) To demonstrate how year-over-year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, from the amounts reported in the Total Compensation column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the Total Compensation column.

2022 ALL OTHER COMPENSATION TABLE

Name	Company Contributions 401(k)	Company Contributions SDCP	Corporate Aircraft/ Transportation[1]	Personal Security[2]	Other[3]	Total All Other Compensation
D. James Umpleby III	$ 32,400	$ 437,904	$ 77,756	$ 94,281	$ 163,008	$ 805,349
Andrew R. J. Bonfield	$ 29,395	$ 148,651	$ 14,427	$ 407	$ 246,104	$ 438,984
Denise C. Johnson	$ 32,567	$ 168,430	$ 1,776	$ 32,636	$ 228,963	$ 464,372
Bob De Lange	$ 32,505	$ 162,236	$ 58,078	$ 18,245	$ 418,836	$ 689,900
Joseph E. Creed	$ 32,817	$ 116,234	$ 12,420	$ 37,381	$ 58,802	$ 257,654

(1)   Values in this column include the value of personal aircraft usage based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Mr. Umpleby and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with personal flights are reimbursed by Mr. Umpleby to the Company in accordance with the agreement. The 2022 amount listed includes personal use of corporate aircraft as follows: Mr. Umpleby $77,457, Mr. Bonfield $13,344, Mr. De Lange $56,242 and Mr. Creed $12,216. Values in this column also include the value of personal use of executive ground transportation service based on Caterpillar's incremental cost per mile and trip hour, or as invoiced by a third-party service provider. The 2022 amount listed includes personal ground transportation usage as follows: Mr. Umpleby $299, Mr. Bonfield $1,083, Ms. Johnson $1,776, Mr. De Lange $1,836 and Mr. Creed $204.

(2)   Amounts reported for personal security include the cost for services provided by outside security providers for installation, monitoring and maintenance of home security and smart home services and for reputation and identity theft protection. The incremental cost associated with the security services is determined based upon the amounts paid to these outside service providers.

(3)   Values in this column include the cost for executive physicals and financial planning and tax preparation services. The incremental cost associated with these services is determined based upon the amounts paid to the approved service providers.

Values in this column also include relocation benefits provided to the NEOs as follows: Mr. Umpleby $145,213 (including a tax gross-up of $33,883), Mr. Bonfield $246,104 (including a tax gross-up of $46,722), Ms. Johnson $211,168 (including a tax gross-up of $37,086), Mr. De Lange $401,004 (including a tax gross-up of $52,211) and Mr. Creed $40,302 (including a tax gross-up of $15,837). All of the NEOs, except Mr. Creed, relocated to the Irving, Texas, area in connection with the Company's relocation of its global headquarters and received benefits in 2022. Mr. Creed, who relocated to the Irving area prior to the global headquarters move, also received benefits in 2022. All NEOs were subject to the same policies and received the same benefits as other U.S.-based management employees who experienced a U.S. domestic relocation for the Company. The incremental cost for these relocation benefits is determined based on the actual costs or charges incurred.

Mr. De Lange was previously an International Service Employee (ISE), and the amount reported also includes tax preparation fees of $1,536 (including a tax gross-up of $36) incurred in 2022 related to his ISE service in accordance with the Company's tax equalization policy for ISEs.

GRANTS OF PLAN-BASED AWARDS IN 2022

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options [3]	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Target (#)				
D. James Umpleby III	3/7/2022				34,316	—	—	$ —	$ 6,749,957
	3/7/2022				—	—	130,579	$ 196.70	$ 6,749,994
	AIP[5]	1,476,712	2,953,425	5,906,849					
Andrew R. J. Bonfield	3/7/2022				11,185	—	—	$ —	$ 2,200,090
	3/7/2022				—	—	42,559	$ 196.70	$ 2,199,994
	AIP[5]	507,540	1,015,080	2,030,160					
Denise C. Johnson	3/7/2022				9,405	—	—	$ —	$ 1,849,964
	3/7/2022				—	—	35,788	$ 196.70	$ 1,849,982
	AIP[5]	504,578	1,009,157	2,018,313					
Bob De Lange	3/7/2022				9,405	—	—	$ —	$ 1,849,964
	3/7/2022				—	—	35,788	$ 196.70	$ 1,849,982
	AIP[5]	472,634	945,268	1,890,537					
Joseph E. Creed	3/7/2022				9,405	—	—	$ —	$ 1,849,964
	3/7/2022				—	—	35,788	$ 196.70	$ 1,849,982
	AIP[5]	403,993	807,985	1,615,971					

(1) The amounts reported represent estimated potential awards under the 2022 AIP.

(2) The amounts reported in this column represent estimated potential awards under the LTIP. PRSUs were granted on March 7, 2022, under the LTIP for the 2022-2024 performance period. PRSUs vest at the end of the three-year performance period subject to the Company's achievement of an average ROE performance hurdle during that period. There is no threshold or maximum payout opportunity with respect to these PRSUs.

(3) Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date, March 7, 2022. All stock options granted to the NEOs will vest in one-third increments on March 7, 2023, March 7, 2024, and March 7, 2025.

(4) The amounts shown do not reflect realized compensation by the NEO. As reported in this column, the value of PRSUs granted in 2022 under the LTIP are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of the grant reflected the probable level of achievement.

(5) The 2022 AIP estimates shown are based on each executive's base salary for 2022. The actual payout was based on the achievement of corporate and business unit performance metrics and the Strategic Objectives Modifiers. Please refer to page 49 of the CD&A for a detailed explanation of the various performance metrics. Payments under AIP are limited by a plan cap set at $15 million. The cash payouts for the 2022 plan year are included in the column "Non-Equity Incentive Plan Compensation" of the "2022 Summary Compensation Table."

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR END

| | | Option Awards | | | | Stock Awards | | | |
| | Number of Securities Underlying Unexercised Options | | | | | Number of Shares or Units of Stock that have not Vested | Market Value of Shares or Units of Stock that have not Vested | Equity Incentive Plan Awards | |
Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date[1]				Number of Unearned Shares, Units or other Rights that have not Vested[2]	Market or Payout Value of Unearned Share, Units or other Rights that have not Vested[3]
D. James Umpleby III 3/5/2018	182,944	—	$ 151.12	3/5/2028		—	$ —	—	$ —
3/4/2019	163,615	—	$ 138.35	3/4/2029		—	$ —	—	$ —
3/2/2020	—	—	$ —			—	$ —	49,260[4]	$ 11,800,726
3/2/2020	—	75,701	$ 127.60	3/2/2030		—	$ —	—	$ —
3/1/2021	—	—	$ —			—	$ —	41,327[5]	$ 9,900,296
3/1/2021	51,804	103,607	$ 219.76	3/1/2031		—	$ —	—	$ —
3/7/2022	—	—	$ —			—	$ —	34,896[5]	$ 8,359,686
3/7/2022	—	130,579	$ 196.70	3/7/2032		—	$ —	—	$ —
Andrew R. J. Bonfield 3/2/2020	—	—	$ —			—	$ —	15,029[4]	$ 3,600,347
3/2/2020	—	23,095	$ 127.60	3/2/2030		—	$ —	—	$ —
3/1/2021	—	—	$ —			—	$ —	12,280[5]	$ 2,941,797
3/1/2021	15,393	30,786	$ 219.76	3/1/2031		—	$ —	—	$ —
3/7/2022	—	—	$ —			—	$ —	11,374[5]	$ 2,724,755
3/7/2022	—	42,559	$ 196.70	3/7/2032		—	$ —	—	$ —
Denise C. Johnson 3/4/2019	18,012	—	$ 138.35	3/4/2029		—	$ —	—	$ —
3/2/2020	—	—	$ —			—	$ —	15,446[4]	$ 3,700,244
3/2/2020	—	23,736	$ 127.60	3/2/2030		—	$ —	—	$ —
3/1/2021	—	—	$ —			—	$ —	12,044[5]	$ 2,885,261
3/1/2021	15,097	30,194	$ 219.76	3/1/2031		—	$ —	—	$ —
3/7/2022	—	—	$ —			—	$ —	9,564[5]	$ 2,291,152
3/7/2022	—	35,788	$ 196.70	3/7/2032		—	$ —	—	$ —
Bob De Lange 3/7/2016	11,717	—	$ 74.77	3/7/2026		—	$ —	—	$ —
3/6/2017	79,834	—	$ 95.66	3/6/2027		—	$ —	—	$ —
3/5/2018	60,512	—	$ 151.12	3/5/2028		—	$ —	—	$ —
3/4/2019	48,034	—	$ 138.35	3/4/2029		—	$ —	—	$ —
3/2/2020	—	—	$ —			—	$ —	15,446[4]	$ 3,700,244
3/2/2020	47,474	23,736	$ 127.60	3/2/2030		—	$ —	—	$ —
3/1/2021	—	—	$ —			—	$ —	11,808[5]	$ 2,828,724
3/1/2021	14,801	29,602	$ 219.76	3/1/2031		—	$ —	—	$ —
3/7/2022	—	—	$ —			—	$ —	9,564[5]	$ 2,291,152
3/7/2022	—	35,788	$ 196.70	3/7/2032		—	$ —	—	$ —
Joseph E. Creed 3/5/2018	18,294	—	$ 151.12	3/5/2028		—	$ —	—	$ —
3/2/2020	—	—	$ —			—	$ —	5,009[4]	$ 1,199,956
3/2/2020	—	7,698	$ 127.60	3/2/2030		—	$ —	—	$ —
3/1/2021	—	—	$ —			—	$ —	11,808[5]	$ 2,828,724
3/1/2021	14,801	29,602	$ 219.76	3/1/2031		—	$ —	—	$ —
3/7/2022	—	—	$			—	$ —	9,564[5]	$ 2,291,152
3/7/2022	—	35,788	$ 196.70	3/7/2032		—	$ —	—	$ —

(1) Stock options granted in 2020, 2021 and 2022 are exercisable in one-third increments on each of the first through third year anniversaries of the date of grant for all NEOs. Stock options expire ten years from the grant date for an active employee.

(2) The amounts shown include the portion of any prior PRSU grants that were not vested as of December 31, 2022. The grants provide for DEUs to accrue on unvested PRSUs when a dividend is paid by the Company. The amount shown includes any applicable DEUs accrued as of December 31, 2022, (rounded to the nearest whole unit).

(3) Market value is based on the number of PRSUs, including, when applicable, DEUs that have not vested (rounded to the nearest whole unit) multiplied by $239.56, the closing price of Caterpillar's common stock on December 30, 2022.

(4) This amount represents the PRSUs that vested based on the achievement of an average ROE performance hurdle over the three-year performance cycle. The Company achieved the ROE performance hurdle and, accordingly, the PRSUs vested and the shares were released February 7, 2023.

(5) This amount represents the PRSUs that are scheduled to vest following the end of the performance period in 2023 and 2024, respectively, based on the Company's achievement of an average ROE performance hurdle over the three-year performance period. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the three-year performance period.

2022 OPTION EXERCISES AND STOCK VESTED

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
D. James Umpleby III	151,402	$ 34,769,469	42,281	$ 8,488,756
Andrew R. J. Bonfield	41,107	$ 8,654,051	13,964	$ 2,803,552
Denise C. Johnson	23,737	$ 5,700,203	13,964	$ 2,803,552
Bob De Lange	35,153	$ 8,052,971	12,413	$ 2,492,158
Joseph E. Creed	22,709	$ 5,395,886	3,879	$ 778,787

(1) Upon exercise, options may have been withheld to satisfy income tax obligations. The amounts shown are gross amounts.
(2) Upon vesting of RSUs or PRSUs, units may have been withheld to satisfy income tax obligations. The amounts shown are gross amounts.

2022 PENSION BENEFITS

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3,4]	Payments During Last Fiscal Year
D. James Umpleby III	RIP - Solar RP	25	$ 1,816,932	$ —
	Solar MRO	25	$ 29,875,976	$ —
Andrew R. J. Bonfield		—	$ —	$ —
Denise C. Johnson		—	$ —	$ —
Bob De Lange		—	$ —	$ —
Joseph E. Creed	RIP	13.58	$ 197,483	$ —

(1) Upon his initial hire with Solar Turbines Inc, a wholly owned subsidiary of Caterpillar, on July 7, 1980, Mr. Umpleby became eligible to participate in the Solar Turbines Inc. Retirement Plan (Solar RP) and the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO). Mr. Creed participates in the Caterpillar, Inc. Retirement Income Plan (RIP). The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The RIP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. Mr. Bonfield, Ms. Johnson and Mr. De Lange do not participate in a pension plan.

(2) Mr. Umpleby has more than 42 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least ten years of service. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25 minus 65 percent of the monthly Social Security benefit. Final average salary is the average base salary for the highest consecutive 36-month period during the 120-month period prior to the determination date. The Solar MRO provides a benefit under the same benefit formula but includes base salary and annual cash incentive pay. Amounts payable under both Solar RP and Solar MRO are based upon a maximum of 25 years of service.

Mr. Creed has more than 25 years of service with the Company. The Traditional benefit formula for the RIP is 1.5 percent of final average salary times years of service as of the freeze date of the plan (up to 35). Final average salary is the average base and incentive salary for the 5 highest 12-month periods during the 120-month period prior to the determination date. Mr. Creed does not currently meet early retirement eligibility requirement criteria as defined under RIP but would be eligible upon attainment of 30 years of service or age 55, whichever comes first.

The employees' annual retirement income benefits under the RIP and Solar RP are restricted by the Internal Revenue Code limitations and the excess benefit is paid from the Solar MRO for Mr. Umpleby. Solar MRO is not funded.

(3) The present value of accumulated benefits payable is determined assuming commencement on the NEO's earliest unreduced retirement date using a discount rate of 5.35% and the PRI-2012 White Collar separate annuitant and non-annuitant mortality table with a load factor of 93.6% and projected forward using Scale MP-2021 fully generational. Mr. Umpleby satisfies the plans' unreduced early retirement criteria, attainment of age 62 with at least 10 years of service. Mr. Creed does not satisfy unreduced early retirement criteria; his benefit is valued at his normal retirement age.

(4) Mr. Umpleby's pension benefit is based on the average of the highest consecutive 36 months of pensionable earnings in the 120-month period prior to the determination date of December 31, 2019, the date on which the Solar RP and Solar MRO were frozen for all sunset employees. Mr. Creed's pension benefit under RIP is based on the average of the 5 highest 12-month periods within the 120-month period preceding the determination date of December 31, 2010, the date on which RIP was frozen for all non-sunset employees. Pensionable earnings under these plans include base salary and annual cash incentive pay. Although Mr. Umpleby and Mr. Creed no longer accrue additional benefits under these plans, the present value of the accumulated benefit as reported may increase or decrease each year based on the actuarial and interest rate assumptions used to calculate the benefits for financial reporting purposes.

2022 NONQUALIFIED DEFERRED COMPENSATION

The "2022 Nonqualified Deferred Compensation" table describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching and/or annual non-elective contributions by the Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

Name	Plan Name[1]	Executive Contributions in 2022[2]	Registrant Contributions in 2022[2]	Aggregate Earnings in 2022[3]	Aggregate Balance At 12/31/2022[4]
D. James Umpleby III	SDCP	$ 370,529	$ 437,904	$ 472,128	$ 9,961,511
	SEIP	$ —	$ —	$ (10,773)	$ 54,373
	DEIP	$ —	$ —	$ (659,160)	$ 5,427,873
Andrew R. J. Bonfield	SDCP	$ 175,908	$ 148,651	$ (97,181)	$ 823,424
Denise C. Johnson	SDCP	$ 140,612	$ 168,430	$ 941,851	$ 6,089,022
Bob De Lange	SDCP	$ 137,331	$ 162,236	$ 177,431	$ 1,808,149
Joseph E. Creed	SDCP	$ 97,484	$ 116,234	$ 240,345	$ 1,577,752

(1) The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP).

(2) SDCP allows eligible U.S. employees, including all NEOs, to voluntarily defer a portion of their base salary and annual incentive pay into the plan and receive a Company matching contribution. Amounts deferred by executives in 2022 for base salary and annual incentive pay are included in the "2022 Summary Compensation Table." Eligible U.S. employees, including all NEOs, also receive an annual non-elective contribution to SDCP by the Company regardless of employee deferrals. Annual non-elective contributions and/or matching contributions to SDCP made by Caterpillar in 2022 are included in the "2022 All Other Compensation Table" under the "Company Contributions SDCP" column. SDCP participants may elect to receive a lump sum payment, or installment payments payable for up to 15 years, following their separation from service.

(3) Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of notional investment results. The investment choices available to the participant mirror those of the Company's 401(k) plans.

(4) Amounts in this column include the following amounts that have been reported in the "Summary Compensation Table" for the years 2020–2022 as follows: Mr. Umpleby $2,054,986, Mr. Bonfield $842,048, Ms. Johnson $1,072,979, Mr. De Lange $838,512, Mr. Creed $423,282.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for customary provisions in employee compensation plans or as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2022, in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation
- Long-Service Separation (separation after age 55 with five or more years of Company service)
- Termination for Cause
- Termination without Cause or for Good Reason within one year following a change in control (termination following CIC)

EQUITY AWARDS

Voluntary Separation	■ Stock Options: Vested awards are exercisable until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited
	■ PRSUs: Unvested awards are forfeited
Long-Service Separation	■ Stock Options granted in 2016: Remain exercisable for the remaining term of the award
	■ Stock Options granted in 2017 and after: Vest over the normal vesting schedule and become exercisable for the remaining term of the award
	■ PRSUs: Remain outstanding and vest if and to the extent performance goal is achieved
Termination for Cause	■ Stock Options: Vested but unexercised awards and unvested awards are forfeited
	■ PRSUs: Unvested awards are forfeited
Termination following CIC	■ Stock Options: Vest and become immediately exercisable for remaining term of the award
	■ PRSUs: Accelerated vesting of outstanding awards

ANNUAL INCENTIVE AWARDS

Voluntary Separation	■ Payment is forfeited
Long-Service Separation	■ Payment for a pro-rated service period based on actual results
Termination for Cause	■ Payment is forfeited
Termination following CIC	■ Payment for a pro-rated service period assuming achievement of target opportunity

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

TERMS AND POTENTIAL PAYMENTS – CHANGE IN CONTROL

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2022. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 30, 2022.

Name	Termination Scenario[1]	Equity Awards		Annual Incentive[4]	Total
		Stock Options[2]	PRSUs/ RSUs[3]		
D. James Umpleby III	Voluntary Separation	$ 16,123,519	$ 30,060,708	$ 4,614,800	$ 50,799,027
	Termination for Cause	$ —	$ —	$ —	$ —
	Termination Following CIC	$ 16,123,519	$ 30,060,708	$ 2,953,425	$ 49,137,652
Andrew R. J. Bonfield	Voluntary Separation	$ —	$ —	$ —	$ —
	Termination for Cause	$ —	$ —	$ —	$ —
	Termination Following CIC	$ 5,019,358	$ 9,266,899	$ 1,015,080	$ 15,301,337
Denise C. Johnson	Voluntary Separation	$ 4,789,198	$ 8,876,657	$ 1,544,800	$ 15,210,655
	Termination for Cause	$ —	$ —	$ —	$ —
	Termination Following CIC	$ 4,789,198	$ 8,876,657	$ 1,009,157	$ 14,675,012
Bob De Lange	Voluntary Separation	$ —	$ —	$ —	$ —
	Termination for Cause	$ —	$ —	$ —	$ —
	Termination Following CIC	$ 4,777,477	$ 8,820,120	$ 945,268	$ 14,542,865
Joseph E. Creed	Voluntary Separation	$ —	$ —	$ —	$ —
	Termination for Cause	$ —	$ —	$ —	$ —
	Termination Following CIC	$ 2,981,862	$ 6,319,832	$ 807,985	$ 10,109,679

(1) If a NEO qualifies for Long-Service Separation and voluntarily separates from the company, Long-Service Separation rules will apply. In 2022, Mr. Umpleby and Ms. Johnson qualified for Long-Service Separation and would therefore receive the amounts reported under "Voluntary Separation."

(2) For valuation purposes, as of December 31, 2022, the option exercise price was lower than the year-end closing price of $239.56 for all outstanding options. The 2020, 2021 and 2022 grants were not fully vested as of December 31, 2022.

(3) The valuation shown is based on the number of PRSUs and RSUs, including any applicable DEUs, that would vest multiplied by the closing price of Caterpillar common stock on December 30, 2022, which was $239.56 per share.

(4) The AIP provisions limit the payout to a maximum of $15.0 million per participant in any single year. Amounts shown for "Termination following CIC" represent the target payout available under the AIP.

COMPENSATION RISK

The CHRC regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the CHRC and the independent compensation consultant, and the CHRC concluded that the compensation plans reflected the appropriate compensation goals and philosophy and do not incentivize excessive or inappropriate risk taking. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

CEO PAY RATIO

The Company is providing the following disclosure about the relationship of the annual total compensation of its employees to the annual total compensation of Mr. Umpleby, the Chairman and CEO. To better understand this disclosure, it is important to emphasize that the Company's compensation programs are designed to reflect local market practices across our global operations. The Company strives to create a competitive global compensation program in terms of both the position and the geographic location in which Caterpillar employees are located. As a result, the Company's compensation programs vary among each local market to provide for a competitive compensation package.

- The median annual total compensation of all Caterpillar employees, other than Mr. Umpleby, was $56,930.
- Mr. Umpleby's annual total compensation, as reported in the Summary Compensation Table, was $20,607,600.
- The ratio of Mr. Umpleby's annual total compensation compared to the median of the annual total compensation of all employees was 362 to 1.

A new median employee was identified by including all full- and part-time employees as of October 1, 2022, of which approximately 44 percent were in the U.S. and 56 percent were outside the U.S. The Company did not exclude any of its employees when determining the employee population from which to identify the median employee. For purposes of identifying the Company's median employee, the Company considered the base salary and annual cash incentive. Base salary and annual cash incentive were chosen because (i) they represent the principal forms of compensation delivered to all employees and (ii) this information is readily available in each country. In addition, compensation was measured using the 12-month period ending December 31, 2022.

The Company's median employee's total compensation for 2022 was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, as required pursuant to the SEC executive compensation disclosure rules.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" as determined under SEC requirements to our CEO and to our other NEOs and certain financial performance of the Company. Compensation actually paid does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with Company's performance, see the Compensation Discussion and Analysis.

PAY VERSUS PERFORMANCE TABLE

| Year[1] | SCT Total Compensation for CEO | Compensation Actually Paid[2] to CEO | Average SCT Total Compensation for Other NEOs | Average Compensation Actually Paid[2] to Other NEOs | Value of Initial Fixed $100 Investment Based On: | | Net Income | Return on Equity [4] |
					Cumulative TSR[3]	Cumulative Peer Group TSR (S&P 500 Industrials)[3]		
2022	$ 20,607,600	$ 25,529,692	$ 6,610,827	$ 9,756,542	$ 174.60	$ 127.15	$ 6,705m	45.3%
2021	$ 24,298,032	$ 25,003,543	$ 7,610,248	$ 9,775,102	$ 147.22	$ 134.52	$ 6,489m	37.2%
2020	$ 13,676,551	$ 22,734,659	$ 4,749,102	$ 8,894,074	$ 126.97	$ 111.06	$ 2,998m	24.0%

(1) For each covered year, D. James Umpleby III served as our Chief Executive Officer. For 2022 and 2021, our other Named Executive Officers were Andrew Bonfield, Denise Johnson, Bob De Lange and Joe Creed and, for 2020, our other Named Executive Officers were Andrew Bonfield, William Ainsworth, Bob De Lange and Denise Johnson.

(2) Amounts reported in this column are based on total compensation reported for our CEO and for other NEOs, respectively, in the Summary Compensation Table for the indicated fiscal years and adjusted as shown in the table below. Fair value of equity awards was computed in accordance with the Company's methodology used for financial reporting purposes.

		SCT Total Compensation	Grant Date fair value of current year grants as disclosed in the SCT	Year-End fair value of awards granted in current year and unvested at year-end	Vest Date fair value of awards granted and vested in current year	Change in fair value of awards granted in prior years and unvested at year-end	Change in fair value of awards granted in prior years and vested in current year	Prior Year-End fair value of any awards forfeited during current year	Compensation Actually Paid
2022	CEO[1]	$ 20,607,600 $	(13,499,951) $	8,316,746 $	6,837,116 $	1,492,890 $	1,775,291 $	0 $	25,529,692
	NEO Average[1]	$ 6,610,827 $	(3,874,981) $	4,864,143 $	468,465 $	1,539,808 $	148,280 $	0 $	9,756,542
2021	CEO[1]	$ 24,298,032 $	(17,499,992) $	8,357,495 $	7,294,993 $	1,362,453 $	1,190,562 $	0 $	25,003,543
	NEO Average[1]	$ 7,610,248 $	(5,075,011) $	4,093,237 $	556,254 $	1,043,735 $	1,546,639 $	0 $	9,775,102
2020	CEO[1]	$ 13,676,551 $	(11,799,969) $	8,605,145 $	8,872,914 $	1,598,662 $	1,781,356 $	0 $	22,734,659
	NEO Average[1]	$ 4,749,102 $	(3,799,993) $	5,991,911 $	789,536 $	1,341,267 $	(177,749) $	0 $	8,894,074

(3) Total shareholder return amounts assume an initial investment of $100 on December 31, 2019.

(4) In accordance with SEC rules, the Company is required to include in the Pay Versus Performance Table the "most important" financial performance measure (as determined by the Company) used to link compensation actually paid to our executive officers to Company performance for the most recently completed fiscal year. The Company determined Return on Equity, which is a metric included in our incentive program, meets this requirement, and therefore, we have included this performance measure in the Pay Versus Performance Table. See page 53 for information regarding adjustments made to ROE.

The graphs below provide descriptions of the relationship between compensation actually paid (CAP) to our CEO and the average of the CAP to our other NEOs and our total shareholder return (TSR), net income and ROE for the period indicated. In addition, the first graph below describes the relationship between Caterpillar's TSR and our peer group's TSR (S&P 500 Industrials) for the period indicated.







COMPANY'S MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

The following are the most important financial performance measures (shown in alphabetical order), as determined by the Company, that link compensation actually paid to our CEO and other NEOs to the Company's performance for the most recently completed fiscal year.

Most Important Financial Measures	
Adjusted Profit Per Share	Enterprise Services Revenues
Enterprise Operating Profit Margin	Relative Average TSR
Enterprise Operating Profit	Return on Equity
Enterprise Operating Profit After Capital Charge (OPACC)	

PROPOSAL 5 – APPROVAL OF CATERPILLAR INC. 2023 LONG-TERM INCENTIVE PLAN

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve the Caterpillar Inc. 2023 Long-Term Incentive Plan (2023 LTIP).

Board Voting Recommendation:

✓ **FOR** approval of the 2023 LTIP

INTRODUCTION

The board adopted the 2023 LTIP on April 12, 2023, subject to shareholder approval at the Annual Meeting, to replace the Caterpillar Inc. 2014 Long-Term Incentive Plan as most recently approved by our shareholders on June 14, 2017, amended and restated October 8, 2019, and further amended effective July 1, 2022 (Existing Plan). An aggregate of 13 million shares will be initially available for issuance pursuant to the 2023 LTIP, in addition to shares that will be transferred from the Existing Plan, as further described under the "Share Reserve" heading in the summary below.

If approved by shareholders, the 2023 LTIP will become effective on the first business day after shareholder approval (Effective Date). No further awards will be granted pursuant to the Existing Plan on or after the Effective Date, except that full-value awards providing for dividend equivalents that were outstanding as of the Effective Date will continue to accrue dividend equivalents in accordance with the provisions of the awards. The terms and conditions of outstanding awards under the Existing Plan will not be affected by the adoption or approval of the 2023 LTIP, and the Existing Plan will remain in effect with respect to such awards.

The 2023 LTIP will allow us to continue to grant equity incentive awards to our executive officers, employees, non-employee board members and other service providers. We believe that a comprehensive equity incentive compensation program serves as a necessary and significant tool to attract and retain key employees, encourage participants to contribute materially to the growth of Caterpillar and align the interests of our participants with those of our shareholders.

The 2023 LTIP includes features that consider our shareholders' interests, including:

☑ **Variety of equity award types.** The 2023 LTIP provides for a variety of equity and equity-based awards, including stock options, stock appreciation rights (SARs), stock, restricted stock and restricted stock units to provide flexibility to the board to structure appropriate incentives and respond to changes in the marketplace.

☑ **Administration by independent directors.** The 2023 LTIP is administered by the CHRC whose members satisfy the independence standards of the New York Stock Exchange and who qualify as non-employee directors under the Exchange Act.

☑ **Annual limit on non-employee director awards.** The aggregate grant date fair market value of equity awards granted to any non-employee director in any calendar year, together with all cash-based compensation payable to that director in that year, is limited to $1 million.

☒ **No "evergreen" provision.** The 2023 LTIP does not contain an "evergreen" provision that automatically replenishes the share reserve. Shareholder approval is required to increase the share reserve.

☒ **No discounted options or SARs.** No stock option or SAR may be granted with an exercise price lower than the grant date fair market value.

☒ **No repricing or cash buyouts of options or SARs.** Repricing of stock options and SARs and cash buyouts of underwater stock options and SARs is prohibited without shareholder approval.

☑ **Limitations on share reuse.** Shares tendered or withheld for payment of the exercise price of a stock option or shares tendered or withheld to satisfy the tax withholding obligations under a stock option or stock appreciation right, shares not issued upon a net settlement or net exercise of an option or stock appreciation right and shares repurchased on the open market with proceeds from the exercise of stock options will not be returned to the share reserve.

☑ **Fungible share counting.** For each share of stock issued in connection with a full-value award, the number of shares available for future issuance is reduced by 2.75 shares, and for each share of stock issued in connection with an option or stock-settled SAR, by one share.

☑ **Clawback.** Awards are subject to forfeiture and clawback under the Company's policy, including as a result of a restatement of financial statements, and as may otherwise be required under applicable law.

☑ **Maximum ten-year term.** The term of stock options and SARs is limited to ten years.

☒ **No dividends on unvested awards.** No dividends or dividend equivalents will be paid on awards unless the award vests.

☒ **No "single trigger" vesting upon a change in control.** There is no single trigger vesting for awards that continue or are assumed in connection with a CIC, but upon a participant's qualifying termination of employment within two years following a change in control, outstanding awards will vest in full (i.e. ''double trigger'').

DETERMINATION OF THE SHARE RESERVE

We are committed to using equity incentive awards prudently and within reasonable limits. In setting the proposed number of shares reserved and issuable under the 2023 LTIP, the board considered several factors, including the Company's equity usage, its overhang, and the expected duration of the 2023 LTIP. In reviewing our historical grant practices, we determined that, excluding the effect of our share counting rules, we have issued 6,713,073 shares over the last three fiscal years.

The table below summarizes our equity grant practices during the most recent three fiscal years:

Fiscal Year	RSA and RSU Awards Granted	Stock Options Granted	Fully Diluted Weighted Average Shares Outstanding	Annualized Burn Rate[1]
2022	784,476	1,029,202	530,400,000	0.34%
2021	757,754	1,084,821	548,500,000	0.34%
2020	1,142,932	1,913,888	548,600,000	0.56%

(1) Burn rate is calculated as of December 31 of each fiscal year using a 1:1 ratio for each type of award. See below for additional information regarding the calculation.

Our three-year average burn rate was 0.41% for fiscal year 2020 through fiscal year 2022 and our one-year burn rate for fiscal year 2022 was 0.34%. We define burn rate as the total number of stock options and full-value shares granted to participants over one fiscal year expressed as a percent of the fully diluted weighted average common shares outstanding. We average our burn rate over three fiscal years to determine our three-year average burn rate. We believe our historical burn rates are reasonable for a company of our size in our industry.

As of March 31, 2023, our overhang was 6.96%. Assuming our shareholders approve the 2023 LTIP, the 2023 LTIP would increase our overhang by 2.13 percentage points and our total potential overhang would be 9.09% on a fully diluted basis. For this purpose, "overhang" is defined as (A)

the amount of shares awarded to key employees and directors, plus (B) shares available for future grant, divided by the sum of shares outstanding plus the amounts described in clauses (A) and (B). We believe that the total potential overhang that will result from the 2023 LTIP is reasonable for a company of our size in our industry.

Based on a review of our historical grant practices, we believe that the shares reserved for grant under the 2023 LTIP will meet the Company's equity grant needs for approximately 10 years, but not more than the ten-year term in which grants may be made under the 2023 LTIP. However, the actual duration of the share reserve will depend on currently unknown factors, such as the number of grant recipients, future grant practices and the Company's share price.

Information on Equity Compensation Plans as of March 31, 2023

The information included in this Proxy Statement and our 2022 Annual Report is updated by the following information regarding all existing equity compensation plans as of March 31, 2023 (except as noted otherwise):

Total number of stock options outstanding[1]	6,806,631
Weighted-average exercise price of stock options outstanding	162.95
Weighted-average remaining term of stock options outstanding	6.46
Total number of full-value awards outstanding (includes restricted stock and RSUs)[2]	2,109,598
Total number of shares remaining available for future grant under the Existing Plan[3]	29,658,925
Total number of shares of common stock outstanding as of the Record Date	515,355,647

(1) No stock appreciation rights were outstanding as of March 31, 2023.

(2) The number of outstanding RSUs with performance-based vesting conditions (PRSUs) assumes performance at 100% performance level.

(3) The Existing Plan is our only active employee equity incentive plan. The number of shares remaining available for future grant under the Existing Plan reflects PRSUs at 100% payout. Caterpillar expects to grant a maximum of 175,000 shares under the Existing Plan between March 31, 2023, and the Effective Date.

SUMMARY OF 2023 LTIP

The following is a summary of the principal features of the 2023 LTIP. The summary, however, is not a complete description of all the terms of the 2023 LTIP and is qualified in its entirety by reference to the complete text of the 2023 LTIP appended to this Proxy Statement. To the extent there is a conflict between this summary and the actual terms of the 2023 LTIP, the terms of the 2023 LTIP will govern. Shareholders are urged to review the 2023 LTIP together with the following summary.

Administration. The CHRC will have the exclusive authority to administer the 2023 LTIP with respect to awards made to our executive officers. The CHRC will also have the authority to make awards to all other eligible individuals. Subject to applicable law, the CHRC may at any time appoint a secondary committee of one or more directors to have separate but concurrent authority with the CHRC to make awards to such other eligible individuals. The CHRC may also delegate authority to one or more officers or employees of Caterpillar with respect to awards to such other individuals. The term ''plan administrator,'' as used in this summary, will mean the CHRC and any delegates, to the extent they are acting within the scope of their administrative authority under the 2023 LTIP.

Eligibility. Persons that are or are expected to become officers or employees, non-employee directors, consultants and independent contractors of the Company, or one of our subsidiaries will be eligible to participate in the 2023 LTIP. Historically, the CHRC has selected management level employees to receive equity grants and our non-employee directors receive equity grants pursuant to our director compensation program. As of April 17, 2023, we (including our subsidiaries) had approximately 110,000 employees and 11 non-employee directors eligible to participate in the plan.

Share Reserve. Subject to capitalization adjustments described below, the aggregate number of shares of common stock available for all awards under the 2023 LTIP will be equal to the sum of (a) 13 million shares of common stock, plus (b) any shares of common stock that, as of the Effective Date, are available for issuance under the Existing Plan, plus (c) any shares of common stock subject to awards under the Existing Plan that, on or after the Effective Date, are returned to the Existing Plan under its provisions allowing shares to be reused for new grants and which are the same as the provisions contained in the 2023 LTIP described below under the "Reuse of Shares" heading. The shares of common stock issuable under the 2023 LTIP may be drawn from shares of our authorized but unissued common stock or authorized and issued shares of common stock reacquired and held as treasury shares (including shares of our common stock that we purchase on the open market or in private transactions) or otherwise or a combination thereof.

Fungible Share Counting. The number of shares of common stock reserved for issuance under the 2023 LTIP shall be reduced: (i) on a 1-for-1 basis for each share of common stock subject to an option or stock-settled free-standing stock appreciation right, and (ii) by a fixed ratio of 2.75 shares of common stock for each share of common stock issued pursuant to a stock award, restricted stock award, restricted stock unit or other full-value award.

Director Compensation Limit. The Plan includes a provision that limits the aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year to $1,000,000.

Reuse of Shares. Shares subject to any outstanding awards under the 2023 Plan that are not issued because of the expiration, termination, cancellation or forfeiture of an award or the settlement of an award in cash will be added back to the number of shares reserved for issuance under the 2023 LTIP and will accordingly be available for subsequent issuance as follows: (i) one share for each share of common stock subject to an option or free-standing stock appreciation right and (ii) 2.75 shares for each share of common stock subject to a full-value award.

Should the exercise price of an option or stock appreciation right be paid in shares of our common stock (whether by delivery or withholding of shares), including a net exercise or net settlement, then the number of shares reserved for issuance under the 2023 LTIP, will be reduced by the gross number of shares for which that option or stock appreciation right is exercised, and not by the net number of shares issued under the exercised option or stock appreciation right.

Should shares of common stock be withheld by us in satisfaction of the withholding taxes incurred in connection with the issuance or vesting of a full-value award (but not in connection with a stock option or stock appreciation right), or should the participant pay such withholding taxes by delivering shares of our common stock, then the number of shares of common stock available for issuance under the 2023 LTIP will be reduced by the net number of shares issuable pursuant to that award, as calculated after any such share withholding or delivery.

Shares repurchased on the open market with the proceeds of the exercise price of options will not be available for issuance under the 2023 LTIP. However, shares subject to awards settled in cash will again be available in the ratios described above.

Awards. Under the 2023 LTIP, eligible persons may be granted options, stock appreciation rights, stock awards, restricted stock awards and restricted stock units. For any award made pursuant to the 2023 LTIP, unless otherwise determined by the CHRC, the fair market value per share of our common stock as of any date will be deemed to be equal to the closing price of the Company's common stock as reported on the New York Stock Exchange on such date, or if no closing price is reported for that date, the closing price on the next preceding date for which transactions were reported. As of April 17, 2023, the closing price of our common stock as reported on the New York Stock Exchange was $225.24 per share.

The plan administrator will, subject to the terms of the 2023 LTIP, have complete discretion to determine which eligible individuals are to receive awards, the type of awards to be granted, the time or times when those awards are to be granted, the number of shares subject to each such grant, the vesting and issuance schedule (if any) to be in effect for the grant, the exercise price or other consideration for the shares, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a nonqualified option under the federal tax laws, subject to the following provisions.

- *Stock Options and Stock Appreciation Rights.* The exercise price of a stock option will not be less than one hundred percent of the fair market value of the option shares on the grant date and no option will have a term in excess of ten

years, except that the term of a nonqualified option will continue if the option would otherwise expire during a blackout period in which trading in our stock is restricted.

A stock appreciation right will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the right is exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of common stock on the date the stock appreciation right is granted, and the right may not have a term in excess of ten years, except that the term of a stock appreciation right will continue if the stock appreciation right would otherwise expire during a blackout period in which trading in our stock is restricted. Stock appreciation rights may also be granted in tandem with options; such tandem stock appreciation rights will provide the holders with the right to surrender all or part of their options for an appreciation distribution in an amount equal to the excess of (i) the fair market value of the shares of common stock subject to the surrendered option over (ii) the aggregate base price payable for those shares. The applicable award agreement will specify whether the appreciation distribution on any exercised stock appreciation right will be paid in cash or in shares of common stock or a combination thereof.

Repricing/Cash-Out. The plan administrator may not implement any of the following repricing or cash-out programs without obtaining shareholder approval: (i) a reduction in the exercise price or base price of any previously granted option or stock appreciation right, (ii) a cancellation of any previously granted option or stock appreciation right in exchange for another option or stock appreciation right with a lower exercise price or base price or (iii) a cancellation of any previously granted option or stock appreciation rights in exchange for cash or another award if the exercise price of the option or the base price of the stock appreciation right exceeds the fair market value of a share of our common stock on the date of such cancellation, in each case other than in connection with a change in control or the capitalization adjustment provisions in the 2023 LTIP.

- *Stock Awards, Restricted Stock Awards and Restricted Stock Units.* Stock awards may be issued subject to performance or service vesting requirements or as fully vested shares. The number of fully vested shares granted under the 2023 LTIP is limited to (i) awards to non-employee directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus and (iv) awards for shares that, in the aggregate, do not exceed five percent of the total number of shares available under the 2023 LTIP. Restricted stock units will entitle an award recipient to receive shares (or cash or a combination thereof) upon the attainment of designated performance goals and/or the completion of a prescribed service period. Stock awards may provide for the payment of dividends or dividend equivalents, provided that no dividends or dividend equivalents will be paid on awards unless the award vests.

The plan administrator may grant awards so that those awards will vest only upon the achievement of performance goals. The 2023 LTIP contains a representative list of performance measures. Each performance goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). The performance measures may be applied on a pre- or post-tax basis and may be established or adjusted to include or exclude components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring, infrequent or one-time events affecting the Company or its financial statements or changes in law or accounting principles. In the sole discretion of the CHRC, the CHRC may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of any of the permitted adjustment events.

Registration with the SEC. If the 2023 LTIP is approved by shareholders, we intend to file, when administratively practicable, a registration statement on Form S-8 pursuant to the Securities Act of 1933, as amended, to register shares of common stock available for issuance under the 2023 LTIP.

GENERAL PROVISIONS APPLICABLE TO ALL AWARDS

- *Change in Control and Vesting Acceleration.* A change in control will be deemed to occur if (i) there are certain changes in the composition of our board of directors, (ii) any person or group of related persons becomes directly or indirectly the beneficial owner of more than twenty percent of the total combined voting power of our stock, (iii) we are acquired in a merger or other business combination or (iv) our shareholders approve a complete liquidation, dissolution or sale of substantially all of our assets, unless otherwise provided in an award agreement.

  If, upon a change in control, unless otherwise provided in an award agreement, the existing awards remain outstanding or are replaced with substantially equivalent awards of a successor, then the existing or substitute awards will remain governed by their respective terms; provided, however, that if a participant's service with us or a successor entity is terminated without cause or for good reason within two years following a change in control, then all awards held by such participant will vest, and any restrictions will lapse.

  If, following a change of control, unless otherwise provided in an award agreement, the existing awards do not remain outstanding or are not continued, assumed or replaced with substantially equivalent awards, then all awards will vest, any restrictions will lapse and uncompleted performance measures will be deemed satisfied at the target level of performance. The plan administrator may further cancel (A) any option or stock appreciation right in exchange for cash equal to the excess of the aggregate fair market value of the common stock subject to the award over the aggregate exercise price and (B) restricted stock awards, restricted stock units, performance share awards or other awards denominated in shares of stock, in exchange for the cash value of the award as determined by the stock price and the actual or deemed satisfaction of the performance measures.

  The acceleration of vesting in the event of a change in control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

- *Changes in Capitalization.* If an equity restructuring causes the per share value of our common stock to change, such as by reason of a stock dividend, extraordinary cash dividend, stock split, spinoff, rights offering, recapitalization or otherwise, equitable adjustments will be made to the number and class of shares available for issuance under the plan and to the terms of outstanding awards in a manner designed to preclude any dilution or enlargement of the rights of participants.

- *Shareholder Rights and Transferability.* No participant will have any shareholder rights with respect to the shares subject to an option or stock appreciation right until such participant has exercised the option or stock appreciation right and paid the exercise price for the purchased shares, and any related withholding taxes. Subject to the terms of the applicable award agreement, a participant will have full shareholder rights with respect to any shares of common stock issued under the 2023 LTIP, whether or not his or her interest in those shares is vested. A participant will not have any shareholder rights with respect to the shares of common stock subject to a restricted stock unit until that award vests and the shares of common stock are actually issued thereunder.

  Awards generally are not assignable or transferable other than by will or the laws of inheritance, pursuant to Company-approved beneficiary designation procedures, or a domestic relations order. However, the plan administrator may structure one or more awards to be transferable during a participant's lifetime to one or more members of the participant's family or to an estate planning trust or charity.

- *Withholding.* The Company has the right to require, before issuing or delivering any shares of common stock or paying any cash under an award, payment by the award holder of any federal, state, local or other taxes which may be required to be withheld or paid in connection with the award. The plan administrator may provide that the Company will withhold cash or a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise, vesting or settlement of the awards. Alternatively, the plan administrator may allow award holders to deliver cash or previously acquired shares of our common stock in payment of such withholding tax liability, or other methods set forth in the 2023 LTIP.

■ *Deferral Programs.* The plan administrator may defer, or may structure one or more awards so that the participants may be provided with an election to defer, the compensation associated with those awards on the terms and conditions the plan administrator may determine in its sole discretion, subject to applicable law.

■ *Clawback/Repayment.* Awards granted under the 2023 LTIP will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to facilitate compliance with the Caterpillar Inc. Guidelines on Corporate Governance Issues, as adopted on December 7, 2013, and any subsequent amendments, including without

limitation any such amendments which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and guidance thereunder, or as otherwise required by law. Further, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason, as determined in the Company's sole discretion, the participant shall be required to repay any such excess amount to the Company.

■ *Amendment and Termination.* The plan administrator will have the discretionary authority at any time to amend or accelerate the vesting of any and all stock options, stock appreciation rights, restricted stock awards and restricted stock units. The CHRC may terminate, amend or modify the 2023 LTIP at any time, subject to any shareholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our shares of common stock are at the time primarily traded. No awards may be granted under the 2023 LTIP after June 15, 2033, and no incentive stock options may be granted after April 12, 2033.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES OF AWARDS GRANTED UNDER THE 2023 LTIP

The following is a summary of the United States Federal income taxation treatment applicable to the Company and the participants who receive awards under the 2023 LTIP. This discussion does not address all aspects of the United States Federal income tax consequences of participating in the 2023 LTIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2023 LTIP. Each participant is advised to consult his or her legal, financial, or tax advisors concerning the application of the United States Federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Option Grants. Options granted under the 2023 LTIP may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or nonqualified options, which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

■ Incentive Stock Options. No taxable income is recognized by the participant at the time of the grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise upon exercise for alternative minimum tax purposes. The participant will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories:

(i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the related option was granted and more than one year after the date such option was exercised for those shares. If the sale or disposition occurs before both of these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain recognized upon the disposition will be a capital gain. We will not be entitled to any income tax deduction if the participant makes a qualifying disposition of the shares.

If the participant makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction (subject to the deductibility limitations of Code Section 162(m)), for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the participant as a result of the disposition.

■ Nonqualified Options. No taxable income is recognized by a participant upon the grant of a nonqualified option. The participant will recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the exercised nonqualified option.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the fair market value of the shares issued to the holder or the amount of the cash payment made to the holder (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right.

Restricted Stock Awards. No taxable income is recognized upon receipt of restricted stock, unless the participant makes an election to be taxed at the time of grant pursuant to Section 83(b) of the Code. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If such election is not made, the holder will recognize ordinary income when those shares subsequently vest in an amount equal to the excess of the fair market value of the shares on the vesting date over the amount, if any, paid for the shares (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the restricted stock award. The deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient. In addition, a participant receiving dividends with respect to

restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Code Section 162(m) apply.

Restricted Stock Units. No taxable income is recognized upon receipt of restricted stock units. The holder will recognize ordinary income in the year in which the shares or cash subject to the awards are actually issued to the holder or a dividend equivalent is paid to the holder, in an amount equal to the fair market value of the shares on the issuance date and the amount of any cash on the payment date (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued.

Parachute Payments. To the extent that compensation provided under the 2023 LTIP may be deemed to be contingent upon a change in control (including, e.g., the vesting of any portion of an award that is accelerated due to the occurrence of a change in control), a portion of such payments may be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to us, in whole or in part, under Section 280G of the Code, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. Certain types of awards under the 2023 LTIP may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties).

FUTURE PLAN BENEFITS

All awards to persons that are or are expected to become officers or employees, non-employee directors, consultants and independent contractors of the Company or one of our subsidiaries under the 2023 LTIP will be made entirely in the discretion of the CHRC. Therefore, the benefits and amounts that will be received or allocated under the 2023 LTIP in the future are not determinable at this time.

SHAREHOLDER PROPOSALS

PROPOSAL 6 – SHAREHOLDER PROPOSAL - REPORT ON CORPORATE CLIMATE LOBBYING IN LINE WITH PARIS AGREEMENT

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a shareholder proposal calling for the Company to issue a report describing if, and how, Caterpillar lobbying and policy influence activities align with the goal of the Paris Agreement to limit average global warming.

Who submitted the proposal?

This proposal was submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he is the owner of no fewer than 20 shares of Caterpillar Inc. common stock.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar Inc. is not responsible for the content of this shareholder proposal or supporting statement.

PROPOSAL

PROPOSAL 6 - REPORT ON CORPORATE CLIMATE LOBBYING IN LINE WITH PARIS AGREEMENT



WHEREAS: United Nations Climate Change asserts that greenhouse gas emissions must decline by 45% from 2010 levels by 2030 to limit global warming to 1.5 degrees Celsius. If that goal is not met, even more rapid reductions, at greater cost, will be required to compensate for the slow start on the path to global net zero emissions.[1]

Even with the recent passage of the Inflation Reduction Act, critical gaps remain between Nationally Determined Contributions set by the U.S. government and the actions required to prevent the worst effects of climate change. Domestically and internationally, companies have an important and constructive role to play in enabling policymakers to close these gaps.

Corporate lobbying that is inconsistent with the Paris Agreement presents increasing material risks to companies and their shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks and costs. Further, companies face increasing reputational risks from consumers, investors, and other stakeholders if they appear to delay or block effective climate policy.

Of particular concern are trade associations and other politically active organizations that say they speak for business but too often present forceful obstacles to addressing the climate crisis.

Shareholders appreciate that Caterpillar has disclosed its memberships in trade associations[2]. This is an important first

(1) https://unfccc.int/news/updated-ndc-synthesis-report-worrying-trends-confirmed
(2) https://www.caterpillar.com/en/company/governance/political-engagement.html

step in bringing transparency to their policy engagement. Shareholders believe that enhancing this with reporting on the alignment of the company's lobbying with the internationally agreed goals of the Paris Agreement would fill an important gap.

Resolved: Shareholders request that the Board of Directors conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if,

and how, Caterpillar lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to well below 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how Caterpillar plans to mitigate the risks presented by any misalignment.

SUPPORTING STATEMENT

The Climate Action 100+ Benchmark finds that Caterpillar lacks a Paris Agreement-aligned climate lobbying position and does not ensure that lobbying activities are aligned with Paris[3]. In evaluating the degree of alignment between the Paris Agreement goals and the Company's lobbying, Caterpillar should consider not only its policy positions and those of organizations of which it is a member, but also the actual lobbying and policy influence activities, such as

comment submissions, with regard to climate provisions of key international, federal and state legislation and regulation.

Shareholders believe this request is generally consistent with the investor expectations described in the Global Standard on Responsible Climate Lobbying, and that this Standard is a useful resource for implementation.[4]

COMPANY RESPONSE

After careful consideration, the Board recommends a vote **AGAINST** this proposal for the reasons provided below:

Caterpillar supports the goals of the Paris Agreement to limit global temperature rise, and we are committed to contributing to a reduced-carbon future.

Caterpillar is deeply committed to helping our customers build a better, more sustainable world. Caterpillar demonstrates this commitment in a variety of ways, including by setting and achieving meaningful sustainability targets and disclosing progress toward these goals. We announced our first sustainability goals in 2006 and refined them in 2013 to include a 50% reduction in Scope 1 and 2 GHG emissions intensity from 2006 to 2020. After achieving a 51% reduction against this goal by 2020, in 2021, we set seven new, far-reaching sustainability goals for 2030, including a goal to further reduce absolute Scope 1 and 2 GHG emissions by 30% between 2018 and 2030. In 2021, we also further emphasized our commitment to reducing product-related emissions by disclosing an additional new goal that 100% of our new products through 2030 will be more sustainable than the previous generation.

Our innovative and diverse product and service portfolio enables emissions reductions and addresses unique customer needs in the rapidly evolving pathway to a lower-carbon future. Our advancements and efforts include:

- Successful demonstration of a prototype battery electric Cat 793 large mining truck operated at rated specifications with proprietary "charging while moving" system;

- Four new electric machine prototypes for Construction Industries, including battery prototypes with an onboard AC charger (with plans to offer an offboard DC fast charging option);

- A battery-powered, zero-emissions switcher locomotive;

- A battery electric-powered, zero-emissions underground loader;

- Cat generator sets capable of operating on 100% hydrogen on a design-to-order basis and standby power units capable of running on renewable liquid fuel;

- Gas turbines that can operate on 100% hydrogen;

- Reciprocating engines that burn hydrogen blends, landfill and other biogases;

- Machines and generator sets equipped with reciprocating engines that can utilize hydrotreated vegetable oil (HVO) as a drop-in replacement for diesel, with 45% to 85% reduced carbon intensity vs. diesel;

- Cat Energy storage system and bi-directional power inverters to support continuous, reliable electric power that can be integrated with solar panels, hydroelectricity or other renewable energy sources as part of a single, controllable microgrid system;

- Technology to concentrate and capture CO_2 for utilization and sequestration;

- Energy-as-a-Service (EaaS) offerings which provide customers with turnkey solutions for reducing energy costs, increasing energy efficiency, reducing emissions, monetizing electric grid support and providing resiliency for customer operations;

- Battery-electric locomotives that will support a customer investing in the world's largest battery-electric locomotive fleet; and

- Development of an all-electric mining fleet for the world's first zero-emissions mine in Canada.

---

(3) https://www.climateaction100.org/company/caterpillar-inc/

(4) https://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf

Caterpillar already publishes transparent and extensive lobbying disclosures, including the disclosures contained in our inaugural Lobbying Report.

Caterpillar understands that actions taken by governments around the world can have a significant impact, both positive or negative, on Caterpillar, its employees, dealers, suppliers and customers. Caterpillar believes that transparency in its lobbying expenditures and political activities is important and, therefore, provides both required and voluntary disclosures that meet or exceed any legal requirements with respect to its lobbying expenditures and political activities.

Following engagement with our shareholders after our 2022 annual meeting, we enhanced our existing disclosures about our lobbying and political activities by publishing our inaugural Lobbying Report, which was released in February 2023. This report, which we plan to update on an annual basis, is designed to provide even greater transparency and disclosure of our advocacy efforts and political engagement and includes a detailed description of the oversight and management of these activities.

In particular, addressing the concerns raised by the proposal, our Lobbying Report includes transparent disclosure on instances where we have engaged in lobbying activity specifically on climate-related issues such as the Infrastructure Investment and Jobs Act, Creating Helpful Incentives to Produce Semiconductors and Science Act and the Water Resources Development Act. Additionally, the Lobbying Report also contains a list of select trade associations of which we are members and the climate-related lobbying efforts of such trade associations. Given our existing disclosure, the additional detail contemplated by the proposal would not provide any incremental benefit to shareholders.

Caterpillar has robust governance practices in place to ensure effective oversight of our sustainability efforts and lobbying and political activities.

Caterpillar has consistently recognized the importance of Board oversight of Caterpillar's sustainability efforts and political activities and expenditures. Historically, the company's Public Policy and Governance Committee (PPGC), comprised wholly of independent directors, was tasked with oversight of the Company's environmental, health and safety activities, including climate and sustainability, among other responsibilities. In addition, the PPGC reviewed the Company's policy on political activities and contributions and Caterpillar's significant political activities, including corporate political contributions, political contribution activities of the Caterpillar Political Action Committee, trade association participation and Caterpillar's legislative and regulatory priorities.

In June 2022, the Board restructured certain of its committees to better address the changing needs of the Company and the evolving regulatory and governance landscape. The Board accordingly split the PPGC into two separate committees, each wholly comprised of independent directors: the Nominating and Governance Committee and the Sustainability and other Public Policy Committee (SPPC). As a result of this restructuring, which the Board determined would provide enhanced oversight of crucial and evolving activities, the SPPC retained oversight responsibilities of all public policy matters previously exercised by the PPGC along with enhanced oversight responsibility over sustainability, social and public policy matters, including those related to the environment, climate change and lobbying.

Consistent with its charter, the SPPC assists the Board of Directors in oversight of Caterpillar's sustainability efforts through, for example, regular review and discussion with Caterpillar's Chief Sustainability Officer and other members of management of: (1) Caterpillar's corporate social responsibility goals, strategies, and programs, including with respect to sustainability; (2) the Company's annual Sustainability Report and progress against sustainability goals; and (3) the management of sustainability and climate-related risks. With respect to its oversight of Caterpillar's political activities and expenditures, SPPC regularly reviews and discusses with Caterpillar's Senior Vice President of Global Government & Corporate Affairs and other members of management: (1) public policy, political, and legislative trends and matters that affect or may affect Caterpillar's business, performance, strategies or reputation; (2) Caterpillar's political activities and participation in the political process, including direct and indirect political spending and lobbying activities and expenditures; (3) Caterpillar's contributions to trade associations that engage in political activities; (4) the steps management has taken to identify, assess, and manage risks relating to the Company's political activities and expenditures; and (5) Caterpillar's reporting of its political activities and expenditures.

In summary, Caterpillar's robust lobbying disclosures, including our inaugural Lobbying Report, and the oversight of lobbying activities by our Board, provide the information needed by our shareholders to understand the scope of these activities, including as it relates to our positions on climate change and the Paris Agreement. Publishing an additional report narrowly focused on climate-related lobbying would be duplicative and would not provide any additional meaningful information to our shareholders.

PROPOSAL 7 – SHAREHOLDER PROPOSAL - LOBBYING DISCLOSURE

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks Caterpillar to annually provide additional disclosure on its direct and indirect lobbying and grassroots policy and procedures, payments and decision-making processes.

Who submitted the proposal?

The proposal was submitted by Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, who has represented that she is the owner of 50 shares of Caterpillar Inc. common stock.

Board Voting Recommendation:

⊗ AGAINST proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 7 — LOBBYING DISCLOSURE



Whereas full disclosure of Caterpillar's direct and indirect lobbying activities and expenditures to assess whether Caterpillar's lobbying is consistent with its expressed goals and in stockholders' best interests:

Resolved, stockholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Caterpillar used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case, including the amount of the payment and the recipient.

3. Caterpillar's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulations, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Caterpillar is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include local, state, and federal efforts.

The report shall be presented to the Public Policy and Governance Committee and posted on Caterpillar's website.

SUPPORTING STATEMENT

Caterpillar spent $42,850,000 from 2010 - 2020 on federal lobbying. This does not include state lobbying, where Caterpillar also lobbies, but disclosure is uneven or absent. For example, Caterpillar's lobbying against right-to-repair laws in states like New York has drawn attention[1]. Caterpillar also lobbies abroad, spending between €100,000 - 199,000 on lobbying in Europe for 2020.

Companies can give unlimited amounts to third-party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending "at least double what's publicly reported."[2] Caterpillar fails to disclose any of its payments to trade associations and social welfare organizations, nor amounts used for lobbying, including grassroots.

Caterpillar belongs to the Business Roundtable, National Association of Manufacturers, and Chamber Commerce, which together spent $108,148,000 on 2020 lobbying and drew attention for a "massive lobbying blitz" against raising corporate taxes to pay for infrastructure.[3] Caterpillar does not disclose its contributions in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC).

Caterpillar's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Caterpillar supports diversity and inclusion, yet groups have asked companies to leave ALEC "because of its voter restriction efforts."[4] Caterpillar supports mitigating climate change, yet the Chamber and Business Roundtable lobby to block climate action[5]. Caterpillar supports government investments to modernize infrastructure, yet its trade associations lobbied against raising corporate taxes to pay for it.

This topic won 44% of the vote last year.

**Enhance Shareholder Value, Vote FOR
Lobbying Disclosure - Proposal 7**

COMPANY RESPONSE

After careful consideration, the Board recommends a vote **AGAINST** this proposal for the reasons provided below:

Caterpillar already provides its shareholders with extensive information on its lobbying and political activities through its inaugural annual Lobbying Report and the information made available on its website.

Caterpillar understands that actions taken by governments around the world can have a significant impact, both positive or negative, on Caterpillar, its employees, dealers, suppliers and customers. Caterpillar believes that transparency in its lobbying expenditures and political activities is important and, therefore, provides both required and voluntary disclosures that meet or exceed any legal requirements with respect to its lobbying expenditures and political activities.

Following engagement with our shareholders after our 2022 annual meeting, we enhanced our existing disclosures about our lobbying and political activities by publishing our inaugural Lobbying Report, which was released in February 2023. This report, which we plan to update on an annual basis, is designed to provide even greater transparency and enhanced disclosure of our advocacy efforts and political engagement and includes a detailed description of the oversight and management of these activities.

Previously, for example, Caterpillar voluntarily reported each U.S. trade association that has received more than $50,000 from Caterpillar in the most recently completed fiscal year. In our Lobbying Report, we announced that, for fiscal year 2022, we are reducing this threshold to $25,000. Beginning in 2023, we will report all U.S. trade and industry association memberships, regardless of amount, on a biannual basis. In our Lobbying Report, we also reported, for each trade association, the percentage of 2022 dues they collected from Caterpillar that were utilized by that organization for federal lobbying, and we plan to update this information on an annual basis. Furthermore, our Lobbying Report contains a detailed description of management and Board oversight of our advocacy efforts and political engagement, including how any misalignment is handled.

In addition to our comprehensive Lobbying Report, Caterpillar also files required federal Lobbying Disclosure Act reports with Congress. These reports are publicly available at http://disclosures.house.gov and provide Caterpillar's federal lobbying activities and expenses for the preceding quarter as well as contributions to candidates by the Caterpillar Political Action Committee on a semiannual basis. These reports also include Caterpillar's total federal lobbying expenditures, the issue that was the topic of communication, disclosure of the Caterpillar individuals who act as lobbyists on behalf of Caterpillar and identification of the legislative body or executive branch agency that was contacted. Beginning with our 2023 quarterly reports, Caterpillar will also provide direct links to review the most recent report in the Disclosures section of Caterpillar.com.

(1) https://gizmodo.com/the-biden-administration-is-ready-to-go-to-war-over-ri-1847240802.

(2) https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

(3) https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

(4) https://www.thenation.com/article/politics/alec-corporations-democracy/.

(5) https://www.desmog.com/2021/10/22/corporate-tech-giants-climate-action-oil-lobbyists-state-capitols/.

In the European Union, Caterpillar voluntarily participates in the Transparency Register operated by the European Parliament and the European Commission. Through this publicly available resource available at *https://ec.europa.eu/transparencyregister*, Caterpillar discloses its engagement with policymakers in the European Union regarding issues of interest to Caterpillar's business and reports such information as to its membership in trade associations and annual expenses associated with activities identified in the Register.

Moreover, in our Lobbying Report and on our website, Caterpillar posts information about political expenditures by Caterpillar and disbursements by Caterpillar's Political Action Committee and describes policies and procedures for Company political contributions. Caterpillar also makes voluntary disclosures regarding issues of global importance to the Company, including detailed information on the Company's position with respect to such issues. All such policies and voluntary reports, in addition to information about Caterpillar's policy positions and advocacy efforts on various issues, are available either in our Lobbying Report or on Caterpillar's website at *www.caterpillar.com/politicalengagement.*

Caterpillar's governance policies, which are publicly disclosed, provide effective oversight of its political activities.

As described in our Lobbying Report, Caterpillar's political and advocacy activities at the state, federal and international levels are managed by the Senior Vice President, Global Government & Corporate Affairs who coordinates and reviews with the Executive Office and relevant business leaders the legislative and regulatory priorities that are significant to the Company's business and shareholders, as well as related advocacy activities.

Furthermore, to ensure appropriate Board oversight of political activities, consistent with its charter, the Sustainability and other Public Policy Committee reviews Caterpillar's political spending policy and its political activities including: corporate political contributions, political contribution activities of the Caterpillar Political Action Committee, trade association participation and alignment with Caterpillar's Values in Action and policy objectives and Caterpillar's significant lobbying priorities.

In summary, the Board believes that Caterpillar's existing Lobbying Report and website disclosures provide shareholders with significant transparency and visibility into the Company's political engagement activities and its management and oversight of such activities. Preparation and publication of an additional, duplicative report as requested by this proposal will divert resources away from our focus on executing our strategy and supporting our customers without providing any additional meaningful information to shareholders.

PROPOSAL 8 – SHAREHOLDER PROPOSAL - REPORT ON ACTIVITIES IN CONFLICT-AFFECTED AREAS

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks Caterpillar to report on business activities in conflict-affected and high-risk areas.

Who submitted the proposal?

The proposal was submitted by Wespath Benefits and Investments, 1901 Chestnut Avenue, Glenview, Illinois 60625, which has represented that it is the owner of 49,316 shares of Caterpillar Inc. common stock. The proposal was also submitted by other co-filers. Pursuant to Rule 14a-8(I)(1) promulgated under the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the co-filers of this shareholder proposal promptly upon receipt of a written or oral request.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 8 — REPORT ON ACTIVITIES IN CONFLICT-AFFECTED AREAS

RESOLVED: Shareholders request that Caterpillar commission an independent third-party report, at reasonable expense and excluding proprietary information, assessing the effectiveness of the company's due diligence process in determining if its operations or customers' use of its products contribute to violations of its Code of Conduct (CoC) and Human Rights Policy (HRP).

WHEREAS:

Caterpillar's CoC commits the company to respecting human rights across global operations and its HRP is informed by the UN Guiding Principles on Business and Human Rights (UNGPs).[1] Caterpillar's Slavery and Human Trafficking Statement indicates that slavery is "inconsistent with our Values and will not be tolerated at Caterpillar, or anywhere in our supply chain."[2] However, investors lack transparency regarding Caterpillar's compliance with its policies pursuant to the following:

Russian aggression risks: In September, President Putin ordered a 'partial mobilization,' requiring organizations in Russia to assist in the conscription of eligible employees and provide material support to the war effort. Caterpillar risks involvement in mobilization efforts through its subsidiaries and distributors, including Caterpillar Eurasia, Caterpillar Tosno, and Caterpillar Distribution, which employed over 2,350 staff and generated $800 million in revenue in 2021 and continue operations in Russia. Caterpillar continues to use Russia as a supply chain route;[3]

Value chain risks: In 2020, Caterpillar's exclusive wholesaler for branded retail clothing received multiple shipments from Chinese companies involved in that government's forced labor program in Xinjiang.[4] Equipment purchased from Caterpillar and its authorized dealers has long been reported to be used in violations of international law in Myanmar,[5] Occupied Palestinian Territory; [6] [7] and Western Sahara;[8]

(1) https://www.caterpillar.com/en/company/governance/political-engagement/human-rights.html

(2) https://s7d2.scene7.com/is/content/Caterpillar/CM20210622-bd91e-6d42a#:~:text=Slavery%20and%20Human%20Trafficking%20are,training%20on%20an%20annual%20basis

(3) https://www.bnnbloomberg.ca/caterpillar-still-ships-through-russia-after-halting-production-1.1737953

(4) https://www.axios.com/caterpillar-xinjiang-uighur-labor-a6ec73df-b75e-4aea-ae76-cc8182ad6a3c.html

(5) https://swedwatch.org/wp-content/uploads/2020/06/97_Myanmar_200610_uppslag_NY.pdf

(6) https://www.hrw.org/news/2004/10/28/human-rights-watch-letter-caterpillar-inc

(7) https://www.amnesty.org/en/location/middle-east-and-north-africa/israel-and-occupied-palestinian-territories/report-israel-and-occupied-palestinian-territories/

(8) https://wsrw.org/en/archive/4380

Legal/reputational risks: The U.S. Government is imposing sanctions and trade controls against Russia,[9] Myanmar,[10] and China.[11] The EU and its members are passing mandatory human rights due diligence (HRDD) laws,[12] and companies are being held liable for contributions to violations of international law.[13] Investors, representing $18 trillion in assets under management, view human rights and conflict as material risks, evidenced by public statements on Ukraine,[14] Myanmar,[15] and Xinjiang[16];

Caterpillar and its customers' activities in conflict-affected and high-risk areas (CAHRA) may result in heightened material risks through potential violations of Caterpillar's CoC, HRP, and UNGPs. Should Caterpillar subsidiaries participate

in the Russian mobilization, it may make the company complicit in war crimes.[17] The International Finance Corporation notes that companies in CAHRA "face business risks that are much greater than those in other emerging markets," including destruction of physical capital, deaths, and supply-chain disruptions.[18]

Caterpillar trails industry peers that have adopted measures to mitigate these risks, including John Deere's human rights risk-based assessments,[19] Komatsu's HRDD process,[20] and Volvo's responsible sales policy.[21]

To mitigate risks associated with operations and customers in CAHRA, companies undertake heightened HRDD.

SUPPORTING STATEMENT

Shareholders seek information, at board and management discretion, through a report that:

■ Discusses how human rights risks in CAHRA are assessed and addressed; and

■ Assesses whether additional policies are needed to avoid causing or contributing to violations in CAHRA.

COMPANY RESPONSE

After careful consideration, the Board recommends a vote **AGAINST** this proposal for the reasons provided below:

Respect for human rights is engrained in Caterpillar culture – demonstrated by our Values in Action. Our commitment is governed by policies and standards that allow us to deliver on our Values of Integrity, Excellence, Teamwork, Commitment and Sustainability. These Values define what we stand for and how we conduct ourselves with our customers, suppliers and employees.

To ensure we operate with our Values in Action, Caterpillar already has robust policies in effect, compliance mechanisms in place and reports to illustrate our commitments and processes regarding human rights globally, including in conflict-affected areas of the world.

Caterpillar is committed to respecting fundamental human rights principles throughout our global operations and has developed and implemented robust standards and policies.

Caterpillar is committed to operating under the values outlined in our Code of Conduct and to complying with all applicable laws and regulations, including conducting activities in a manner that respects human rights. We deploy sustainable standards and policies that apply globally, including within conflict-affected areas, to define the behavior we expect from our directors, officers, employees and business partners. Our values reflect how we conduct ourselves with our customers, suppliers and communities we serve, as well as what Caterpillar believes is the ethical approach to various work situations. Within the framework of our Code of Conduct, we proactively identify, assess and mitigate potential adverse human rights impacts wherever we do business.

(9) https://www.state.gov/holding-russia-and-belarus-to-account/

(10) https://www.state.gov/burma-sanctions/

(11) https://www.state.gov/implementation-of-the-uyghur-forced-labor-prevention-act/

(12) https://www.business-humanrights.org/en/big-issues/mandatory-due-diligence/

(13) https://www.justsecurity.org/78097/corporate-criminal-liability-for-human-rights-violations-france-and-sweden-are-poised-to-take-historic-steps-forward/

(14) https://media.business-humanrights.org/media/documents/Investor_Statement_on_the_Crisis_in_Ukraine_16_May_2022.pdf

(15) https://investorsforhumanrights.org/investor-statement-myanmar-human-rights-and-business-activities-supporting-military-junta

(16) https://investorsforhumanrights.org/sites/default/files/attachments/2021-03/XUAR%20Investor%20Expectations%20Statement.pdf

(17) https://fortune.com/2022/10/13/russia-putin-foreign-owned-companies-conscription-campaign-sanctions-ukraine-war-international-europe-popovych-freeman/

(18) https://www.ifc.org/wps/wcm/connect/07cb32dd-d775-4577-9d5f-d254cc52b61a/201902-IFC-FCS-Study.pdf?MOD=AJPERES&CVID=mzeJewf

(19) https://s22.q4cdn.com/253594569/files/doc

(20) https://www.komatsu.jp/en/ir/library/annual/pdf/annual_06b.pdf

(21) https://www.volvogroup.com/en/sustainability/social-responsibility/business-ethics/responsible-sales.html

We have implemented a governance structure to drive compliance with our Code of Conduct and Human Rights Policy. Caterpillar's Chief Legal Officer has responsibility for compliance and public policy matters, including human rights. The Board of Directors has ultimate oversight over human rights through its Sustainability & other Public Policy Committee (SPPC). The SPPC was created in June 2022 to oversee all public policy matters, including human rights.

The Company maintains a compliance program designed to ensure adherence to all applicable international conventions and U.S. regulations, including export controls and economic sanctions adopted by the U.S. and other countries. That program prohibits, among other things, sales to countries, entities and individuals that would violate applicable export controls or economic sanctions.

We require all Caterpillar employees to annually complete Code of Conduct training and certify that they have read, understand and agree to comply with the Code of Conduct. Additional compliance training is also provided to employees based on risk identified in their specific roles.

In addition to our Code of Conduct, Caterpillar's Human Rights Policy is informed by and incorporates many elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights, United Nations Guiding Principles (UNGP) on Business and Human Rights and the International Labor Organization's (ILO) Declaration on Fundamental Principles and Rights at Work. We work collaboratively with relevant internal and external stakeholders to understand human rights-related concerns to maintain compliance with the Human Rights Policy.

We have developed risk oversight mechanisms to ensure our suppliers uphold the sound business practices we embrace, follow the law and conduct activities in a manner that respects human rights.

Caterpillar's Supplier Code of Conduct is publicly accessible on our website and our self-reporting includes an ongoing assessment of the impact our operations have on human rights, due diligence, performance tracking, mechanisms to report grievances and remediation processes. Caterpillar has a large and diverse network of business partners and suppliers, and as of 2022, 100% of our top suppliers have affirmed their alignment with our Supplier Code of Conduct.

Caterpillar takes seriously any alleged illegal or unethical behavior engaged by its suppliers, business partners or employees. Our Supplier Code of Conduct includes feedback channels for workers, including third-party anonymous

hotlines and the ability to contact the Office of Business Practices directly at any time and in any language. This allows unfettered access for individuals to raise concerns of potential human rights impact. Caterpillar will assess and escalate human rights issues and concerns regarding our business activity within the informed context of law, policy and our Code of Conduct, and when doing so, we will act in accordance with our Values in Action.

We develop and evolve our reports according to what is in the best interest of the Company and its shareholders.

Since 2011, Caterpillar has publicly released reports that contain extensive information and disclosures about the extent to which our policies and procedures effectively protect workers in our supply chain. We have demonstrated our intent to continually improve and expand these reports over time. Our reports, listed below, provide detailed, relevant and comprehensive information for stakeholders, which are all available publicly on caterpillar.com.

- Code of Conduct
- Human Rights Policy
- Supplier Code of Conduct
- Slavery and Human Trafficking Statement
- Annual Conflict Minerals Report
- Annual Diversity & Inclusion Report
- Annual Sustainability Report, which was certified and verified by an independent third party

A formal report as contemplated by the proposal is not necessary because we already disclose robust standards and policies, compliance mechanisms and reports outlining our continued commitment towards human rights. It would not provide any meaningful additional information, and furthermore, it would detract from our continued initiatives, including in the area of human rights.

In summary, the Board remains committed to human rights and ensuring that Caterpillar continues to adhere to the high standard for human rights to which it holds itself, our employees, our suppliers and our business partners. We do not believe the report called for by the proposal would enhance those objectives and we believe we already deploy the right policies, processes and governance to ensure that we make the right decisions about where and how we conduct our business aligned with our values. Accordingly, for the reasons set forth above, we believe the report requested is neither necessary nor in the best interests of the shareholders.

PROPOSAL 9 – SHAREHOLDER PROPOSAL - CIVIL RIGHTS, NON-DISCRIMINATION AND RETURNS TO MERIT AUDIT

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks the Board to commission an audit analyzing the impacts of the Company's Diversity, Equity & Inclusion policies.

Who submitted the proposal?

This proposal was submitted by The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, DC 20036 who has represented that they are the owner of more than $2,000 in shares of Caterpillar Inc. common stock.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 9 — CIVIL RIGHTS, NON-DISCRIMINATION AND RETURNS TO MERIT AUDIT

RESOLVED: Shareholders of Caterpillar Inc. ("the Company") request that the Board of Directors commission an audit analyzing the impacts of the Company's Diversity, Equity & Inclusion policies on civil rights, non-discrimination and returns to merit, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public-interest litigation groups, employees and shareholders of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

SUPPORTING STATEMENT

Under the guise of ESG, corporations have allocated significant resources and attention towards implementing social justice into workplace practices and hiring. Across the political spectrum, all agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Many companies — including Bank of America, American Express, Verizon, Pfizer, CVS and Caterpillar itself[1] — have adopted "Diversity, Equity & Inclusion" (DEI) programs, trainings and officers that seek to establish racial and social "equity." But in practice, what "equity" really means is the distribution of pay and authority on the basis of race, sex, orientation and ethnicity rather than by merit.[2]

Where adopted, such programs have raised significant objections, including the concern that the programs and practices themselves are deeply racist, sexist, otherwise discriminatory and potentially in violation of the Civil Rights Act of 1964.[3] And that by devaluing merit, corporations have sacrificed employee competence, moral and productivity to the altar of "diversity."

(1) https://www.city-journal.org/bank-of-america-racial-reeducation-program;
https://www.city-journal.org/verizon-critical-race-theory-training;
https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/;
https://www.foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory;
https://www.msn.com/en-us/money/other/pfizer-sets-race-based-hiring-goals-in-the-name-of-fighting-systemic-racism-gender-equity-challenges/ar-AAOiSwJ;
https://www.caterpillar.com/en/careers/why-caterpillar/diversity-inclusion.html

(2) https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88;
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf;
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf;
https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/dl08785ddefl4a.htm#rom108785_58

(3) https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/;
https://www.newsweek.com/majority-americans-hold-negative-view-critical-race-theory-amid-controversy-1601337;
https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplace-inclusion-1570875;
https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.city-journal.org/verizon-critical-race-theory-training

COMPANY RESPONSE

After careful consideration, the Board recommends a vote **AGAINST** this proposal for the reasons provided below:

Caterpillar is committed to diversity and inclusion, and Caterpillar's existing policies promote fair and equitable treatment of its workforce.

At Caterpillar, we believe in The Power of Everyone as a source of innovation and competitive advantage. We are proud that our people come from across the globe, with diverse backgrounds, experiences and perspectives united by our Values in Action and collectively committed to our purpose of helping our customers build a better, more sustainable world. Company policies ensure employment decisions are based upon qualifications for the work to be performed, without regard to race, religion, national origin, color, gender, gender identity, sexual orientation, age and/or physical or mental disability. Caterpillar is committed to operating under the values outlined in our Code of Conduct, and we support and obey laws that prohibit discrimination everywhere we do business. In plain terms, Caterpillar does not tolerate discrimination or harassment of any kind against anyone.

Caterpillar is transparent in demonstrating support of racial equity for all individuals with whom we do business.

Our reports, listed below and available at caterpillar.com, provide detailed, relevant and comprehensive information to establish the Company has robust human capital management practices in effect.

- O*ur Values In Action*, Caterpillar's Code of Conduct
- Human Capital Management Disclosure
- Annual Diversity & Inclusion Report
- D&I Website, caterpillar.com/diversity

Caterpillar's Pay for Performance strategy recognizes individual effort to achieve business results.

The proposal suggests inherent risk that devaluation of merit compensation awarded to employees occurs on account of diversity. Merit-based pay awards have always been part of Caterpillar's pay-for-performance philosophy that aligns employee's individual contributions, behaviors and business results with individual rewards. Our comprehensive Total Health programs focus on purpose, as well as physical, emotional, financial and social health. Providing competitive benefits and compensation underpins our commitment to all of our engaged and productive employees working as part of a high-performing, diverse global team to execute our enterprise strategy of long-term profitable growth.

Caterpillar employees have mechanisms for reporting their views without reprisal.

The proposal suggests that "too many employers have established stances that silence employees who disagree with the company's asserted positions." A key component of Caterpillar's D&I strategy is to foster an inclusive environment where people feel valued, respected and have a sense of belonging. Caterpillar employees are encouraged to share their unique perspectives, to speak up and our policies support this principle. In addition, any individual may confidentially report suspected or actual violations of Our Values in Action, company policies and applicable law, including workplace discrimination. Company policy prohibits any reprisal by any individual against an employee for raising a concern or making a report in good faith.

In addition, Caterpillar takes concrete steps to both measure and continuously improve employee engagement by providing employees opportunities to voice concerns through voluntary engagement surveys. For example, Caterpillar's Annual Employee Insights survey provides all employees an opportunity to confidentially share their perspectives and engages leaders to listen, learn and respond to employee feedback.

Caterpillar is committed to promoting and maintaining a diverse and inclusive culture in our company and in our communities.

In 2021, we formalized and introduced our strategic approach to diversity and inclusion with our five-pillar D&I Framework, which weaves diversity and inclusion seamlessly into the business. As a result of our diversity and employee engagement efforts, Caterpillar has recently been recognized by numerous third-parties as, for example, one of America's best employers for diversity (Forbes), one of America's most trusted companies (Newsweek) and one of Europe's diversity leaders (Financial Times).

In summary, the Board believes that Our Values in Action make it clear that all Caterpillar employees will be treated fairly and equitably. The company, from the top down, values differing perspectives and opinions on the topics that impact its business, workforce and communities. Caterpillar has a robust human capital management and a transparent D&I strategy with clear policies and practices in effect to create a diverse and inclusive workplace where employees can share their feedback and views without reprisal. Accordingly, for the reasons set forth above, we do not believe the actions requested by this proposal are necessary or in the best interests of our shareholders.

OTHER IMPORTANT INFORMATION

MATTERS RAISED AT THE ANNUAL MEETING NOT INCLUDED IN THIS STATEMENT

We do not know of any matters to be acted upon at the 2023 Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2024 ANNUAL MEETING

A proposal for action or the nomination of a director to be presented by any shareholder at the 2024 annual meeting of shareholders must be delivered in the manner and accompanied by the information required in our bylaws.

- **Rule 14a-8 proposals:** If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be received at the office of the Corporate Secretary on or before January 6, 2024.

- **Proposals or nominations not to be included in our proxy:** If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal must be received at the office of the Corporate Secretary no earlier than February 15, 2024, and no later than April 15, 2024.

- **Proxy access nominations:** If the proposal is for the nomination of directors to be included in our proxy statement pursuant to proxy access under Article II, Section 4 of Caterpillar's bylaws, the proposal must be received at the office of the Corporate Secretary no earlier than December 7, 2023, and no later than January 6, 2024.

- **Universal proxy rules:** In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 15, 2024.

Our bylaws are available on our website at *www.caterpillar.com/governance*. Shareholder proposals, director nominations and requests for copies of our bylaws should be delivered to *Caterpillar Inc. c/o Corporate Secretary, 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039*.

PERSONS OWNING MORE THAN FIVE PERCENT OF CATERPILLAR COMMON STOCK

The following table lists those persons or groups (based on a review of Schedule 13Gs filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2022:

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of class
	Sole	Shared	Sole	Shared		
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	32,597,552	0	36,459,646	0	36,459,646	7.0
Capital World Investors 333 South Hope Street, 55th Floor Los Angeles, CA 90071	29,275,266	0	29,381,792	0	29,381,792	5.6
State Street Corporation and various direct and indirect subsidiaries State Street Financial Center One Lincoln Street Boston, MA 02111	0	19,288,660	0	39,778,535	39,841,238	7.66
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	0	772,345	46,441,936	2,259,646	48,701,582	9.36

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS*

Security ownership (as of January 1, 2023) of Caterpillar's executive officers, board of directors and nominees to the board of directors is included in the following table:

	Common Stock[1]	Shares Underlying Stock Options/ SARs/RSUs Exercisable within 60 Days	Additional Stock Options/SARs/RSUs Exercisable upon Retirement[2]	Total
Kelly A. Ayotte	4,565 [4]	0	0	4,565
Andrew R. J. Bonfield	53,487	30,786	0	84,273
David L. Calhoun	48,217 [5]	0	0	48,217
Joseph E. Creed	10,597	47,896	0	58,493
Bob De Lange	44,559	277,173	0	321,732
Daniel M. Dickinson	10,283	0	0	10,283
Denise C. Johnson	8,605	48,206	0	56,811
Gerald Johnson	569	0	0	569
David W. MacLennan	2,484 [6]	0	0	2,484
Debra L. Reed-Klages	9,898 [5]	0	0	9,898
Edward B. Rust, Jr.	46,580	0	0	46,580
Susan C. Schwab	21,541 [5]	0	0	21,541
D. James Umpleby III	349,806	450,166	0	799,972
Rayford Wilkins, Jr.	5,296	0	0	5,296
All current directors and executive officers as a group[3] (17 persons)	653,007	1,065,458	0	1,718,465

*   Each person listed in the table has beneficial ownership of less than 1%.

(1) Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

(2) Stock Options, SARs or RSUs that are not presently exercisable within 60 days, but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to Long-Service Separation.

(3) None of the shares held by the group has been pledged.

(4) Includes 1,578 shares that the holder has the right to acquire within 60 days under the Directors' Deferred Compensation Plan.

(5) Includes 3,156 shares that the holder has the right to acquire within 60 days under the Directors' Deferred Compensation Plan.

(6) Includes 244 shares that the holder has the right to acquire within 60 days under the Directors' Deferred Compensation Plan.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE, and to furnish Caterpillar with copies of such forms. Based on our review of the forms we have received, or written representations from reporting persons, we believe that, during the current fiscal year and in prior fiscal years, each of our executive officers and directors complied with all such filing requirements, with the exception of one late Form 4 filing by Joseph E. Creed, which disclosed one transaction and was filed late due to an administrative error.

ACCESS TO FORM 10-K

Upon written request, without charge to each record or beneficial holder of Caterpillar common stock as of April 17, 2023, we will provide a copy of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC. Written requests should be directed to *Caterpillar Inc. c/o Corporate Secretary, 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039*.

NON-GAAP FINANCIAL MEASURES

We provide the following definitions for the non-GAAP financial measures used in this report. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

We believe it is important to separately quantify the profit impact of three significant items in order for our results to be meaningful to our readers. These items consist of (i) goodwill impairment, (ii) restructuring (income) costs, and (iii) pension

and OPEB mark-to-market (gains) losses resulting from plan remeasurements. We do not consider these items indicative of earnings from ongoing business activities and believe the non-GAAP measures will provide investors with useful perspective on underlying business results and trends and aid with assessing our period-over-period results. In addition, we provide a calculation of ME&T free cash flow as we believe it is an important measure for investors to determine the cash generation available for financing activities including debt repayments, dividends and share repurchases.

Reconciliations of adjusted results to the most directly comparable GAAP measures are as follows:

(Dollars in millions except per share data)	Operating Profit	Operating Profit Margin	Profit Before Taxes	Provision (Benefit) for Income Taxes	Effective Tax Rate	Profit	Profit per Share
Three Months Ended December 31, 2022 - U.S. GAAP	$ 1,680	10.1 %	$ 2,099	$ 644	30.7 %	$ 1,454	$ 2.79
Goodwill impairment	925	5.6 %	925	36	3.9 %	889	1.71
Restructuring (income) costs	209	1.3 %	209	59	28.2 %	150	0.29
Pension/OPEB mark-to-market (gains) losses	—	— %	(606)	(124)	20.5 %	(482)	(0.93)
Three Months Ended December 31, 2022 - Adjusted	$ 2,814	17.0 %	$ 2,627	$ 615	23.4 %	$ 2,011	$ 3.86
Three Months Ended December 31, 2021 - U.S. GAAP	$ 1,611	11.7 %	2,562	$ 429	16.7 %	$ 2,120	$ 3.91
Restructuring (income) costs	(34)	(0.2) %	(34)	(15)	44.1 %	(19)	(0.03)
Pension/OPEB mark-to-market (gains) losses	—	— %	(833)	(190)	22.8 %	(643)	(1.19)
Three Months Ended December 31, 2021 - Adjusted	1,577	11.4 %	$ 1,695	$ 224	13.2 %	$ 1,458	$ 2.69
Twelve Months Ended December 31, 2022 - U.S. GAAP	$ 7,904	13.3 %	$ 8,752	$ 2,067	23.6 %	$ 6,705	$ 12.64
Goodwill impairment	925	1.6 %	925	36	3.9 %	889	1.68
Restructuring (income) costs	299	0.5 %	299	72	24.0 %	227	0.43
Pension/OPEB mark-to-market (gains) losses	—	— %	(606)	(124)	20.5 %	(482)	(0.91)
Twelve Months Ended December 31, 2022 - Adjusted	$ 9,128	15.4 %	$ 9,370	$ 2,051	21.9 %	$ 7,339	$ 13.84
Twelve Months Ended December 31, 2021 - U.S. GAAP	$ 6,878	13.5 %	$ 8,204	$ 1,742	21.2 %	$ 6,489	$ 11.83
Restructuring (income) costs	90	0.2 %	90	4	4.4 %	86	0.15
Pension/OPEB mark-to-market (gains) losses	—	— %	(833)	(190)	22.8 %	(643)	(1.17)
Twelve Months Ended December 31, 2021 - Adjusted	$ 6,968	13.7 %	$ 7,461	$ 1,556	20.9 %	$ 5,932	$ 10.81

Reconciliations of ME&T free cash flow to the most directly comparable GAAP measure, net cash provided by operating activities are as follows:

	Twelve Months Ended December 31,	
Millions of dollars	2022	2021
ME&T net cash provided by operating activities	$ 6,358	$ 7,177
ME&T discretionary pension contributions	—	—
ME&T capital expenditures	(1,298)	(1,129)
Cash payments related to settlements with the U.S. Internal Revenue Service	717	—
ME&T free cash flow	$ 5,777	$ 6,048

FREQUENTLY ASKED QUESTIONS REGARDING MEETING ATTENDANCE AND VOTING

Q: WHY AM I RECEIVING THESE PROXY MATERIALS?

A: You have received these proxy materials because you were a Caterpillar shareholder of record as of April 17, 2023, and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the 2023 Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: The 2023 Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a Caterpillar shareholder as of the close of business on the Record Date or if you hold a valid proxy for the Annual Meeting. There is no physical location for this meeting.

You can attend the Annual Meeting online, vote and submit your questions during the meeting by visiting *www.meetnow.global/MCP5W5Q.* Please follow the registration instructions outlined below.

The online meeting will begin promptly at 8 a.m. Central Time on June 14, 2023. We encourage you to access the meeting prior to the start time to provide ample time for check-in.

Q: HOW CAN I REGISTER FOR THE ANNUAL MEETING?

A: **Registered Holders**: If you are a registered shareholder (i.e., you hold your shares through the Company's transfer agent, Computershare, Inc.), you do not need to register to attend the Annual Meeting virtually on the Internet. To attend the meeting, please follow the instructions on the Proxy Card or Notice that you received with this Proxy Statement. To access the meeting, you will need the 15-digit control number printed on your card or notice.

Street Holders: If your shares are held in "street name" (i.e., you hold your shares through an intermediary, such as a bank or broker), you must register via either of the following two options:

Registration in Advance of the Annual Meeting: To register in advance, you must submit a Legal Proxy that reflects your proof of proxy power. The Legal Proxy must reflect your Caterpillar Inc. holdings along with your name. Please forward a copy of the Legal Proxy, along with your email address, to Computershare, Inc. Requests for registration should be directed to Computershare, Inc. either by email to *legalproxy@computershare.com* (forwarding the email from your broker, or attach an image of your legal proxy)

or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001*.

Requests for registration must be labeled as "Legal Proxy" and be received no later than 5 p.m., Eastern Time on June 12, 2023. You will receive a confirmation of your registration by email (or by mail, if no email address is provided) after Computershare receives your registration materials.

Registration at the Annual Meeting. An industry solution has been agreed upon to allow street holders to register at the Annual Meeting, provided that their broker or nominee is part of this industry solution. We expect the vast majority of street holders to be able to fully participate using the control number received from their broker or nominee with their voting instruction form. To confirm that your broker or nominee is part of this industry solution, please contact them. If they are not part of this industry solution, you will not be able to use the control number received from your broker or nominee and will need to follow the more detailed registration process described immediately above.

For more information on the available options and registration instructions, visit *www.meetnow.global/MCP5W5Q*.

Proponent of a Shareholder Proposal: For each shareholder proposal included in this proxy statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. **The notification should be received no later than 5 p.m. Eastern Time on June 9, 2023,** and include the name, address and email address of the authorized individual. The Company will provide the authorized individual with instructions to join the virtual meeting and present the proposal. Please submit notification by email to *catshareservices@cat.com or* by mail to *Caterpillar Inc. c/o Corporate Secretary, 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039*.

Q: WHAT IS THE DIFFERENCE BETWEEN A REGISTERED SHAREHOLDER AND A STREET NAME HOLDER?

A: A registered shareholder is a shareholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Inc. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered shareholder. For shares held in street name, the registered shareholder is the bank, broker or other intermediary. Caterpillar only has access to ownership records for registered shareholders.

Q: WHEN WAS THE RECORD DATE, AND WHO IS ENTITLED TO VOTE?

A: The Board of Directors set April 17, 2023, as the record date for the 2023 Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 17, 2023, there were 515,355,647 shares of Caterpillar common stock outstanding.

A list of all registered shareholders as of the record date will be available for examination by shareholders during normal business hours at *5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039* at least ten days prior to the Annual Meeting.

Q: HOW DO I VOTE?

A: You may vote by any of the following methods:

 **At the Annual Meeting –** If shares are registered in your name, to vote, you will need your 15-digit Control Number provided with the Notice of the Meeting or on your Proxy Card. If you are a street name holder, please refer to "How Can I Register for the Annual Meeting?" on page 90 for information on how to register to attend the Annual Meeting in order to vote your shares.

 **By Mail –** Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device –** Scan this QR code and follow the voting links.

 **By Phone –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone, mobile device or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: HOW DO I VOTE MY 401(K) OR SAVINGS PLAN SHARES?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account by completing the voting instruction card or email notice you receive. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: WHAT ARE "BROKER NON-VOTES," AND WHY IS IT IMPORTANT THAT I SUBMIT MY VOTING INSTRUCTIONS FOR SHARES I HOLD IN STREET NAME?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name, and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: HOW CAN I AUTHORIZE SOMEONE ELSE TO ATTEND THE ANNUAL MEETING OR VOTE FOR ME?

A: **Registered Holders**: Registered shareholders can authorize someone other than the individual(s) named on the Proxy Card or Notice to attend the virtual meeting or vote on their behalf by crossing out the individual(s) named on the Proxy Card or Notice and inserting the name, address and email address of the individual being authorized. Request registration of an authorized representative by forwarding an image of your updated Proxy Card or Notice to Computershare either by email to *legalproxy@computershare.com* or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001*.

Street Holders: Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the virtual meeting or vote on their behalf by providing written authorization to the individual being authorized along with the legal proxy.

Contact information for the authorized individual, including name, address and email address is required for registration of the authorized representative. Requests for registration of an authorized representative along with the contact information specified above and an image of your legal proxy should be directed to Computershare either by email to *legalproxy@computershare.com* or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.*

Requests for registration of an authorized representative must be labeled as "Legal Proxy" and be received no later than 5 p.m. Eastern Time on June 12, 2023.

Q: HOW CAN I ASK QUESTIONS PERTINENT TO MEETING MATTERS?

A: Shareholders may submit questions either before the Annual Meeting (from June 1 to June 9, 2023) or during the Annual Meeting. If you wish to submit a question either before or during the meeting, please log into *www.meetnow.global/MCP5W5Q*, enter the meeting password and your 15-digit control number (or the control number provided by your broker or nominee if you are a "street holder"), then follow the instructions to submit a question. Questions pertinent to meeting matters will be answered during the meeting, subject to time limitations.

Q: HOW CAN I CHANGE OR REVOKE MY PROXY?

A: **Registered Holders**: You may change or revoke your proxy by submitting a written notice of revocation to *Caterpillar Inc. c/o Corporate Secretary at 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039* before the Annual Meeting or by attending the Annual Meeting and voting. For all methods of voting, the last vote cast will supersede all previous votes.

Street Holders: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING?

A: A quorum of shareholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and shares represented by broker non-votes that are present and entitled to vote at the Annual Meeting are counted as present for establishing a quorum.

Q: WHAT VOTE IS NECESSARY FOR ACTION TO BE TAKEN ON PROPOSALS?

A: In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board of Directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the shareholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined, and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: **WHAT IS HOUSEHOLDING?**

A: The Company and its intermediaries may engage in "householding," which refers to the process pursuant to which delivery requirements for proxy statements and notices may be satisfied with respect to two or more shareholders sharing the same address through the delivery of a single proxy statement or a single Internet Notice addressed to those shareholders unless contrary instructions have been received. If your proxy materials are being householded, and you would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents, and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of the proxy materials by contacting the *Corporate Secretary at (972) 891-7700 or 5205 N. O'Connor Boulevard, Suite 100, Irving, TX 75039.*

Q: **WHO PAYS FOR THE SOLICITATION OF PROXIES?**

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board of Directors. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in-person. We have hired Innisfree M&A Incorporated (Innisfree) to assist in the solicitation. We will pay Innisfree a fee of $30,000 for these services and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Proxies may also be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in-person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers or employees for soliciting proxies.

Q: **WHERE CAN I FIND VOTING RESULTS OF THE ANNUAL MEETING?**

A: We will announce preliminary voting results at the Annual Meeting and publish the final results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

OTHER RESOURCES

Caterpillar is helping customers build a better, more sustainable world. To learn more, visit *www.caterpillar.com/reports* to read our latest Annual Report, Sustainability Report, Diversity & Inclusion Report and Lobbying Report.

The information on our website is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

APPENDIX A - CATERPILLAR INC. 2023 LONG-TERM INCENTIVE PLAN (EFFECTIVE AS OF JUNE 15, 2023)

I. INTRODUCTION

1.1 Purposes. The purposes of the Caterpillar Inc. 2023 Long-Term Incentive Plan (this "Plan") are (i) to align the interests of the Company's stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors, consultants and independent contractors and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

1.2 Certain Definitions.

(a) "**Award Notice**" shall mean the written or electronic notice evidencing an award hereunder.

(b) "**Blackout Period**" shall have the meaning set forth in Section 2.1(b).

(c) "**Board**" shall mean the Board of Directors of the Company.

(d) "**Business Combination**" shall have the meaning set forth in Section 4.9(b)(iii).

(e) "**Cause**" shall have the meaning set forth in Section 4.9(c).

(f) "**Change in Control**" shall have the meaning set forth in Section 4.9(b).

(g) "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(h) "**Committee**" shall mean the Compensation and Human Resources Committee of the Board, or any successor or subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

(i) "**Common Stock**" shall mean the common stock of the Company, and all rights appurtenant thereto.

(j) "**Company**" shall mean Caterpillar Inc., a Delaware corporation, or any successor thereto.

(k) "**Company Voting Securities**" shall have the meaning set forth in Section 4.9(b)(ii).

(l) "**Effective Date**" shall mean the first business day immediately following the date the stockholders of the Company approve the Plan.

(m) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

(n) "**Fair Market Value**" shall mean, as of any given date, the fair market value of a share of Common Stock on a particular date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a share of Common Stock as of any date shall be the closing transaction price of a share of Common Stock as reported on the New York Stock Exchange for that date or, if no closing price is reported for that date, the closing price on the next preceding date for which transactions were reported. Notwithstanding the foregoing, unless otherwise determined by the Committee, for purposes of clause (D) of Section 2.1(c) of the Plan, Fair Market Value means the actual price at which the shares of Common Stock used to acquire the shares of Common Stock are sold.

(o) "**Free-Standing SAR**" shall mean a SAR which is not granted in tandem with, or by reference to, an Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

(p) "**Good Reason**" shall have the meaning set forth in Section 4.9(d).

(q) "**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

(r) "**Incumbent Directors**" shall have the meaning set forth in Section 4.9(b)(i).

(s) "**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

(t) "**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

(u) "**Option**" shall mean an Incentive Stock Option or a Nonqualified Stock Option granted under this Plan.

(v) "**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, to the holder's receipt of the shares of Common Stock subject to such award or of payment with respect to such award. Such criteria and objectives may consist of one or more corporate-wide or subsidiary, division, operating unit, individual or other measures, including, without limitation, any of the following: (i) attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization ("EBITDA"), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge ("OPACC"), (xxii) percent of dealer deliveries ("PODD"), (xxiii) percent of industry sales ("PINS"), (xxiv) percent of parts sales ("POPS"), (xxv) percent of parts sales – Caterpillar branded ("POPS-C"), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted to include or exclude any components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring, infrequently occurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles ("Adjustment Events"). In the sole discretion of the Committee, the Committee may amend or adjust the performance measures (including adjustments in the method of calculating attainment of the performance measures) or other terms and conditions of an outstanding award in recognition of any Adjustment Events.

(w) "**Performance Period**" shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

(x) "**Permitted Transferee**" shall have the meaning set forth in Section 4.4(a).

(y) "**Plan**" shall have the meaning set forth in Section 1.1.

(z) "**Prior Plan**" shall mean the Caterpillar Inc. 2014 Long-Term Incentive Plan and each other plan previously maintained by the Company under which equity awards remain outstanding as of the Effective Date.

(aa) "**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

(bb) "**Restricted Stock Award**" shall mean an award of Restricted Stock under this Plan.

(cc) "**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent provided in the applicable Award Notice, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(dd) "**Restricted Stock Unit Award**" shall mean an award of Restricted Stock Units under this Plan.

(ee) "**Restriction Period**" shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Award Notice relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

(ff) "**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

(gg) "**Stock Award**" shall mean a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

(hh) "**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity or, in the case of a partnership, joint venture or similar entity, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the controlled entity.

(ii) "**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or SAR.

(jj) "**Tandem SAR**" shall mean a SAR which is granted in tandem with, or by reference to, an Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such Option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Option, or portion thereof, which is surrendered.

(kk) "**Tax Date**" shall have the meaning set forth in Section 4.5.

(ll) "**Ten Percent Holder**" shall have the meaning set forth in Section 2.1(a).

(mm) "**Unrestricted Stock**" shall mean shares of Common Stock which are not subject to a Restriction Period or Performance Measures.

(nn) "**Unrestricted Stock Award**" shall mean an award of Unrestricted Stock under this Plan.

1.3 Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) Options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; and (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Unrestricted Stock. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the grant price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Award Notice evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board or, subject to applicable law, to one or more members of the Committee, one or more officers of the Company, or one or more employees of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to one member of the Committee, an officer or any employee of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

1.4 Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, and persons expected to become officers, other employees, Non-Employee Directors, consultants, and independent contractors of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time; provided, that Incentive Stock Options may be granted only to employees of the Company or a Subsidiary Corporation, within the meaning of Section 424(f) of the Code. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Award Notice, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant or independent contractor. The extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence shall be determined in accordance with Company policy.

1.5 Shares Available. Subject to adjustment as provided in Section 4.8 and to all other limits set forth in this Section 1.5, the aggregate number of shares of Common Stock available for all awards under this Plan shall be equal to the sum of (a) 13 million shares of Common Stock, plus (b) any shares of Common Stock as of the Effective Date that are available for issuance under the Prior Plan, plus (c) any shares of Common Stock that, but for the sentence that immediately follows and the expiration of the Prior Plan, would become available for issuance under the Prior Plan on or after the Effective Date pursuant to its share counting provisions, including without limitation, shares of Common Stock that are subject to awards that expire, terminate, cancel or are forfeited without the delivery of the shares or withheld to satisfy the tax withholding obligations on full-value awards made under the Prior Plan. From and after the Effective Date, no further awards shall be made under the Prior Plan, provided that full-value awards providing for the grant of dividend equivalents that were outstanding as of the Effective Date shall continue to accrue dividend equivalents following the Effective Date in accordance with the provisions of the awards. Further, no more than 40 million shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options.

To the extent the Company grants an Option or a Free-Standing SAR under the Plan, the number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to the number of shares subject to such Option or Free-Standing SAR. To the extent the Company grants a Stock Award, the number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to 2.75 times the number of shares subject to such Stock Award.

To the extent that shares of Common Stock subject to an outstanding Option, SAR or Stock Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an Option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related Option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan; provided, however, that shares of Common Stock subject to an award under this Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to an Option or a SAR and were not issued or delivered upon the net settlement or net exercise of such Option or SAR, (y) shares delivered to or withheld by the Company to pay the grant price or the withholding taxes related to an outstanding Option or SAR or (z) shares repurchased by the Company on the open market with the proceeds of an Option exercise. Shares delivered to or withheld by the Company to pay the withholding taxes for Stock Awards granted under this Plan, but not Options or SARs, shall again be available for issuance under this Plan. The number of shares that again become available pursuant to this paragraph shall be equal to (i) one share for each share subject to an Option or Free-Standing SAR described herein and (ii) 2.75 shares for each share subject to a Stock Award described herein.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

1.6 Director Limit. Notwithstanding anything to the contrary under the Plan, the aggregate value of all compensation granted or paid to any Non-Employee Director with respect to any fiscal year, including awards granted under the Plan and cash fees or other compensation paid by the Company to such Non-Employee Director outside of the Plan for his or her services as a director during such fiscal year, may not exceed $1,000,000 in the aggregate, calculating the value of any awards under this Plan based on the grant date fair value and assuming a maximum payout. For the avoidance of doubt, the limitation in this Section 1.6 will not apply to any compensation granted or paid to a Non-Employee Director for his or her services to the Company or a subsidiary other than as a director, including, without limitation, as a consultant or advisor to the Company or a subsidiary.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 Stock Options. The Committee may, in its discretion, grant Options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each Option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such Options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of Shares and Grant Price. The number of shares of Common Stock subject to an Option and the grant price per share of Common Stock purchasable upon exercise of the Option shall be determined by the Committee; provided, however, that the grant price per share of Common Stock purchasable upon exercise of an Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "Ten Percent Holder"), the grant price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the grant price per share of the shares subject to such Option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) Option Period and Exercisability. The period during which an Option may be exercised shall be determined by the Committee; provided, however, that no Option shall be exercised later than ten (10) years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Option shall not be exercised later than five years after its date of grant; provided, further, that with respect to a Nonqualified Stock Option, if the expiration date of such Option occurs during any period when the participant is prohibited from trading in securities of the Company pursuant to the Company's insider trading policy or other policy of the Company or during a period when the exercise of such Option would violate applicable securities laws (each, a "Blackout Period"), then the period during which such Option shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an Option or to the exercisability of all or a portion of an Option. The Committee shall determine whether an Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable Option, or portion thereof, may be exercised only with respect to whole shares of

Common Stock. Prior to the exercise of an Option, the holder of such Option shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such Option, including the right to receive dividends or dividend equivalents.

(c) <u>Method of Exercise</u>. An Option may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole shares of Common Stock to be purchased and paying the aggregate purchase price in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in <u>Section 4.5</u>, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.2 <u>Stock Appreciation Rights</u>. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Award Notice relating to a SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) <u>Number of SARs and Base Price</u>. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the grant price per share of Common Stock of the related Option. The base price of a Free-Standing SAR shall be determined by the Committee; <u>provided</u>, <u>however</u>, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the Option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of a SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, <u>provided,</u> that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b) <u>Exercise Period and Exercisability</u>. The period for the exercise of a SAR shall be determined by the Committee; <u>provided, however,</u> that no SAR shall be exercised later than ten (10) years after its date of grant; <u>provided further,</u> that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Option; provided, further, if the expiration date of a SAR occurs during any Blackout Period, then the period during which such SAR shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a SAR or to the exercisability of all or a portion of a SAR. The Committee shall determine whether a SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised only with respect to whole shares of Common Stock. If a SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with <u>Section 3.3(c)</u>, or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to <u>Section 3.3(d)</u>. Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR, including the right to receive dividends or dividend equivalents.

(c) <u>Method of Exercise</u>. A Tandem SAR may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written or electronic notice to the Company, in accordance with procedures prescribed by the Company, specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 4.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an Option or SAR (i) upon a termination of employment with or service to the Company of the holder of such Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

2.4 No Repricing. The Committee shall not, without the approval of the stockholders of the Company, (i) reduce the grant price or base price of any previously granted Option or SAR, (ii) cancel any previously granted Option or SAR in exchange for another Option or SAR with a lower grant price or base price or (iii) cancel any previously granted Option or SAR in exchange for cash or another award if the grant price of such Option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 4.8.

III. STOCK AWARDS

3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Award Notice relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

3.2 Terms of Unrestricted Stock Awards. The number of shares of Common Stock subject to an Unrestricted Stock Award shall be determined by the Committee. Unrestricted Stock Awards shall not be subject to any Restriction Periods or Performance Measures; provided, however, Unrestricted Stock Awards shall be limited to (i) awards to Non-Employee Directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus or (iv) awards granted under this Plan with respect to the number of shares Common Stock which, in the aggregate, does not exceed five percent (5%) of the total number of shares available for awards under this Plan. Upon the grant of an Unrestricted Stock Award, subject to the Company's right to require payment of any taxes in accordance with Section 4.5, a certificate or certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award or such shares shall be transferred to the holder in book entry form.

3.3 Terms of Restricted Stock Awards.

Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

    (a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

    (b) Vesting and Forfeiture. The Award Notice relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

    (c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 4.7, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Award Notice relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 4.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) <u>Rights with Respect to Restricted Stock Awards</u>. Unless otherwise set forth in the Award Notice relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; <u>provided, however,</u> that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

3.4 Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) <u>Number of Shares and Other Terms</u>. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) <u>Vesting and Forfeiture</u>. The Award Notice relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) <u>Settlement of Vested Restricted Stock Unit Awards</u>. The Award Notice relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units shall be subject to the same restrictions as such Restricted Stock Units. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

3.5 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

IV. GENERAL

4.1 Effective Date and Term of Plan. This Plan was approved by the Board on April 12, 2023 and shall become effective as of the Effective Date. Once effective, this Plan will supersede and replace the Prior Plan; <u>provided</u> that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such grants. This Plan shall terminate on the tenth anniversary of the Effective Date, unless terminated earlier by the Committee; <u>provided</u> that no Incentive Stock Options shall be granted later than ten (10) years after the date the Plan is adopted by the Board or the date the Plan is approved by the stockholders of the Company, whichever is earlier. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

4.2 Amendments. The Committee may amend this Plan as it shall deem advisable; <u>provided, however,</u> that no amendment to the Plan shall be effective without the approval of the Company's stockholders if (i) stockholder approval is required by applicable law, rule or regulation, any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify <u>Section 2.4</u> hereof; <u>provided further</u>, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

4.3 Award Notice. Each award under this Plan shall be evidenced by an Award Notice setting forth the terms and conditions applicable to such award. No award shall be valid until an Award Notice is provided by the Company and, to the extent the Committee may, in its sole discretion, require, either executed by the recipient or accepted by the recipient by electronic means approved by the Committee within the time period specified by the Committee. Upon execution by the Company, or if required, upon such execution and delivery of the Award Notice to the Company or electronic acceptance of the Award Notice, such award shall be effective as of the effective date set forth in the Award Notice.

4.4 Non-Transferability.

(a) Except as provided in Section 4.4(b), no award shall be transferable other than by will, the laws of descent and distribution, pursuant to beneficiary designation procedures approved by the Company, pursuant to a domestic relations order or, to the extent expressly permitted in the Award Notice relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder (a "Permitted Transferee"), in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Award Notice relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative, agent or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

(b) Restricted Stock, Restricted Stock Units, Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by (A) participants who are considered officers of the Company for purposes of Section 16 of the Exchange Act; (B) participants who are directors; or (C) any participants who previously held the positions in clauses (A) and (B) may be transferred by gift or by domestic relations order to one or more Permitted Transferees. Restricted Stock, Restricted Stock Units, Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by all other participants and by Permitted Transferees may be transferred by gift or by domestic relations order only to Permitted Transferees and, in the case of transfers other than in connection with a domestic relations order, upon the prior written approval of the Company's head of Total Rewards.

4.5 Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Award Notice may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "Tax Date"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an Option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the maximum statutory withholding rate that applies in the applicable jurisdiction; provided, however, that if the aggregate Fair Market Value of the shares of Common Stock exceeds the maximum taxable amount by a fraction of a share of Common Stock, then the share of Common Stock exceeding the taxable amount to be delivered or withheld may be rounded up to the next nearest whole share of Common Stock.

4.6 Section 83(b) Election. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of the laws of a jurisdiction outside the United States may be made, unless expressly permitted by the terms of the Award Notice. In any case in which a participant is permitted to make such an election in connection with an award, the participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

4.7 Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

4.8 Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Option and SAR (including the number and class of securities subject to each outstanding Option or SAR and the grant price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto), the maximum number of securities with respect to which Options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

4.9 Change in Control.

(a) _Impact of a Change in Control._ Notwithstanding any other provision of the Plan to the contrary, unless otherwise provided in an Award Notice, in the event of a Change in Control:

(i) If and to the extent that outstanding awards under the Plan are (A) continued by the Company, (B) assumed by the successor corporation (or affiliate thereto) or (C) replaced with awards that preserve the existing value of the awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Measures, as applicable, that are the same or more favorable to the participants than the vesting schedule and Performance Measures applicable to the awards, then all such awards or such substitutes therefor shall remain outstanding and be governed by their respective terms and the provisions of the Plan subject to Section 4.9(a)(iv) below.

(ii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with Section 4.9(a)(i) above, then upon the Change in Control: (A) outstanding Options and SARs shall immediately vest and become exercisable and (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Section 409A of the Code.

(iii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with Section 4.9(a)(i) above, then the Board may, in its sole discretion, require outstanding awards to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive a cash payment in an amount equal to (1) in the case of an Option or a SAR, the aggregate number of shares of Common Stock then subject to the portion of such Option or SAR surrendered multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the grant price or base price per share of Common Stock subject to such Option or SAR and (2) in the case of a Stock Award, the aggregate number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 4.9(a)(ii), multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control.

(iv) If and to the extent that (A) outstanding awards are continued, assumed or replaced in accordance with Section 4.9(a)(i) above and (B) a participant's employment with, or performance of services for, the Company (or the company resulting from or succeeding to the business of the Company pursuant to such Change in Control) is terminated by the Company for any reason other than Cause or by such participant for Good Reason, in each case, within the 24-month period commencing on the date of the Change in Control, then, as of the date of such participant's termination: (A) outstanding Options and SARs shall immediately vest and become exercisable and (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Section 409A of the Code.

(v) Outstanding Options or SARs that are assumed or replaced in accordance with Section 4.9(a)(i) may be exercised by the participant in accordance with the applicable terms and conditions of such award as set forth in the applicable Award Notice or elsewhere; provided, however, that Options or SARs that become exercisable in accordance with Section 4.9(a)(iv) may be exercised until the expiration of the original full term of such Option or SAR notwithstanding the other original terms and conditions of such award.

(b) For purposes of this Plan, unless otherwise provided in an Award Notice, "Change in Control" means the occurrence of any one of the following events:

(i) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(ii) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"), unless the Board, as constituted immediately prior to the date on which such person acquires such beneficial interest, by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders; provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (D) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 20% or more of Company Voting Securities by such person;

(iii) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), that results in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such Business Combination; or

(iv) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, to the extent a payment to be made pursuant to an award upon a Change in Control constitutes deferred compensation that is subject to Section 409A of the Code, and such Change in Control does not constitute a "change in control event," within the meaning of Treasury regulations promulgated under Section 409A of the Code, such payment shall be paid at the time it is otherwise scheduled to be paid, without regard to the occurrence of the Change in Control.

(c) For purposes of this Section 4.9, "Cause" means, unless otherwise provided in an Award Notice, a willful engaging in gross misconduct materially and demonstrably injurious to the Company. For this purpose, "willful" means an act or omission in bad faith and without a reasonable belief that such act or omission was in or not opposed to the best interests of the Company.

(d) For purposes of this Section 4.9, "Good Reason" means, unless otherwise provided in an Award Notice, the occurrence of any of the following circumstances (unless such circumstances are fully corrected by the Company before a participant's termination of employment or the participant fails to provide written notice of such circumstances within 30 days after the participant becomes, or reasonably should have become, aware of such circumstances): (A) the Company's assignment of any duties materially inconsistent with the participant's position with the Company, or which result in a material adverse alteration in the nature or status of the responsibilities of the participant's employment; or (B) a material reduction by the Company in the participant's annual base salary, unless such reduction is part of a compensation reduction program affecting all similarly situated management employees.

4.10 Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

4.11 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

4.12 Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

4.13 Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company and in accordance with procedures established by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

4.14 Governing Law. This Plan, each award hereunder and the related Award Notice, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

4.15 Non-U.S. Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

4.16 Awards Subject to Clawback/Repayment. Notwithstanding any other provision of the Plan to the contrary, all awards granted pursuant to the Plan shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to facilitate compliance with the Caterpillar Inc. Guidelines on Corporate Governance Issues, as adopted on December 7, 2013 and any subsequent amendments, including without limitation any such amendments which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law. Further, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), as determined in the sole discretion of the Company, the participant shall be required to repay any such excess amount to the Company.

4.17 Right of Setoff. The Company or any Subsidiary may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or Subsidiary may owe to the participant from time to time, including amounts payable in connection with any award, owed as wages, fringe benefits, or other compensation owed to the participant, such amounts as may be owed by the participant to the Company, although the participant shall remain liable for any part of the participant's payment obligation not satisfied through such deduction and setoff. By accepting any award granted hereunder, the participant agrees to any deduction or setoff under this Section 4.17.

Designed & published by LABRADOR



ENTERPRISE AWARDS AND RECOGNITION

**THIRD PARTIES REGULARLY RECOGNIZE OUR EFFORTS.
WE ARE PLEASED TO HIGHLIGHT SOME OF OUR 2022 AWARDS.**

BARRON'S

#74 2023 100 Most Sustainable U.S. Companies

DOW JONES SUSTAINABILITY

North America Indices

FORTUNE MAGAZINE

#102 World's Most Admired Companies

FORTUNE MAGAZINE

#78 Fortune 500

THE WALL STREET JOURNAL

#29 Best Managed Companies of 2022

NEWSWEEK

#7 Most Trusted Companies

INTERBRAND

#83 Best Global Brands

UNITED WAY WORLDWIDE

Global Corporate Leadership Program

HUMAN RIGHTS CAMPAIGN FOUNDATION

75% Campaign Corporate Quality Index 2022

**FOR A FULL LIST OF OUR 2022 AWARDS AND RECOGNITIONS,
PLEASE VISIT: WWW.CATERPILLAR.COM/AWARDS**



2023
PROXY STATEMENT
Notice of Annual Meeting

